Form 10-K, Exhibit 13
period 1994-11-30
LENNAR CORP
filed 1995-02-28
CIK 58696

EXHIBIT 13

Deloitte & Touche LLP      Certified Public Accountants
                           Suite 2500
                           100 Southeast Second Street
                           Miami, Florida 33131-2135
                           Telephone: (305) 358-4141
                           Facsimile: (305) 372-3160

To the Board of Directors and Stockholders of Lennar Corporation:

     We have audited the accompanying consolidated balance sheet of Lennar Corporation and subsidiaries (the 'Company') as of November 30, 1994 and the related consolidated statements of earnings, cash flows and stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of November 30, 1993 and for the years ended November 30, 1993 and 1992 were audited by other auditors, whose report dated January 18, 1994, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lennar Corporation and subsidiaries at November 30, 1994, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

     As discussed in Note 5 to the consolidated financial statements, effective December 1, 1993, the Company changed its method of accounting for income taxes to conform to Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes', and its method of evaluating purchased mortgage servicing rights for impairment.

/s/ Deloitte & Touche LLP

January 18, 1995

Five Year Summary of Selected Financial Data
Lennar Corporation and Subsidiaries
Years Ended November 30,


(Dollars in thousands, except per share amounts)               1994         1993        1992       1991       1990
- -------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
  Revenues:
     Homebuilding                                           $  647,750      532,150    308,983    224,186    265,724
     Investment                                             $  106,343       58,955     40,164     35,188     31,730
     Financial services                                     $   54,348       59,204     56,723     37,688     21,455
     Limited-purpose finance subsidiaries                   $    9,485       14,355     21,164     26,070     29,325
       Total revenues                                       $  817,926      664,664    427,034    323,132    348,234
  Operating earnings - business segments:
     Homebuilding                                           $   70,645       60,207     38,063     23,041     21,645
     Investment                                             $   51,904       28,497     16,992     10,419     10,373
     Financial services                                     $   14,844       15,104     16,411     15,830      7,452
  Corporate general and administrative expenses             $   10,309        8,670      8,833      7,921      7,094
  Interest expense                                          $   15,382       13,088      9,519      8,695     11,372
  Earnings before income taxes and cumulative effect of
       changes in accounting principles                     $  111,746       82,054     45,363     33,043     21,013
  Net earnings                                              $   69,126       52,511     29,146     21,148     13,658
  Per share amounts:
     Earnings before cumulative effect of changes in
       accounting principles                                $     1.89         1.51        .95        .70        .45
     Net earnings                                           $     1.92         1.51        .95        .70        .45
     Cash dividends - common stock                          $     .095          .08        .08        .08        .08
     Cash dividends - Class B common stock                  $     .084         .067       .067       .067       .067

FINANCIAL POSITION:
  Total assets                                              $1,293,223    1,195,490    980,261    862,273    835,212
  Total debt                                                $  566,312      531,480    496,205    426,150    414,828
  Stockholders' equity                                      $  534,088      467,473    319,330    291,237    269,705
  Shares outstanding (000's)                                    35,768       35,716     30,440     30,312     29,895
  Stockholders' equity per share                            $    14.93        13.09      10.49       9.61       9.02

DELIVERY AND BACKLOG INFORMATION:
  Number of homes delivered                                      4,965        4,634      3,039      2,480      3,011
  Backlog of home sales contracts                                1,703        2,105      1,788      1,039        815
  Dollar value of backlog                                   $  247,006      264,342    190,722    106,488     80,426

Management's Discussion and Analysis of Financial Condition and Results of Operations

- --------------------------------------------------------------------------------
RESULTS OF OPERATIONS

OVERVIEW
Lennar's earnings increased in 1994 to $69.1 million ($1.92 per share) from 1993 earnings of $52.5 million ($1.51 per share) on total revenues in 1994 of $817.9 million, compared to $664.7 million of revenues in 1993. Fiscal 1993 earnings had increased from 1992 earnings of $29.1 million ($.95 per share), and revenues in 1993 had increased from 1992 revenues of $427.0 million.

HOMEBUILDING
The Homebuilding Division constructs and sells single-family attached and detached and multi-family homes. These activities also include the purchase, development and sale of residential land. The following tables set forth selected financial and operational information for the periods indicated:

SELECTED HOMEBUILDING DIVISION FINANCIAL DATA

(Dollars in
thousands, except
average sales              Years Ended November 30,
prices)                 1994       1993       1992
- ---------------------------------------------------------
Sales of homes        $626,341    513,503    300,789
Other sales and
  revenues              21,409     18,647      8,194
- ---------------------------------------------------------
  Total revenues      $647,750    532,150    308,983
Gross profit - home
  sales               $128,209    113,344     70,540
Gross profit
  percentage             20.5%      22.1%      23.5%
Selling, general &
  administrative
  expenses            $ 63,204     55,482     36,249
S,G&A as a percentage
  of homebuilding
  revenues                9.8%      10.4%      11.7%
Operating earnings    $ 70,645     60,207     38,063
Average sales price   $126,200    111,100    101,700
- ---------------------------------------------------------

SUMMARY OF HOME AND BACKLOG DATA

DELIVERIES                     1994      1993      1992
- ------------------------------------------------------------
Florida                       3,717     3,723     2,363
Arizona                         632       607       536
Texas                           616       304       140
- ------------------------------------------------------------
                              4,965     4,634     3,039
- ------------------------------------------------------------
NEW ORDERS
- ------------------------------------------------------------
Florida                       3,361     3,921     3,003
Arizona                         530       721       565
Texas                           672       309       220
- ------------------------------------------------------------
                              4,563     4,951     3,788
- ------------------------------------------------------------
BACKLOG - HOMES
- ------------------------------------------------------------
Florida                       1,322     1,678     1,480
Arizona                         238       340       226
Texas                           143        87        82
- ------------------------------------------------------------
                              1,703     2,105     1,788
- ------------------------------------------------------------
BACKLOG - DOLLAR VALUE
(In thousands)             $247,006   264,342   190,722
- ------------------------------------------------------------

Revenues from homebuilding operations were $647.8 million in 1994, $532.2 million in 1993 and $309.0 million in 1992. The increased revenues in both years were the result of additional revenues from home sales. Revenues from the sale of homes increased 22% in 1994 and 71% in 1993, due to the number of homes delivered (4,965, 4,634 and 3,039 in 1994, 1993 and 1992, respectively) and an increase in average sales prices. The average price of a home delivered in 1994 increased 14% to $126,200 from $111,100 in 1993, having increased 9% during 1993 from $101,700 in 1992. The higher average sales prices were due to price increases for existing products, as well as a proportionately greater number of sales of higher-priced homes. Other Homebuilding Division sales and revenues consisted primarily of residential land sales in 1994 and 1992. In 1994, 1993 and 1992, sales of residential land totaled $18.8 million, $1.8 million and $3.1 million, respectively. In 1993, other sales and revenues included $13.7 million from the repairing or rebuilding of homes in south Dade County communities that were damaged by Hurricane Andrew. These activities did not have a significant impact on the Company's net earnings during 1993 and were substantially completed by November 30, 1993.

- --------------------------------------------------------------------------------

In fiscal 1994, new sales orders decreased by 8% when compared to 1993, which had increased by 31% over 1992. The 1994 decrease resulted in a decrease of 19% in the Company's backlog of home sales contracts to 1,703 at November 30, 1994, as compared to a backlog of 2,105 contracts a year earlier. The dollar value of contracts in backlog decreased 7% to $247.0 million at November 30, 1994 from $264.3 million a year earlier.

The gross profit percentages from the sales of homes were 20.5% in 1994, 22.1% in 1993 and 23.5% in 1992. The decreases in the gross profit percentages were mainly attributable to increased competition in many of the Company's markets combined with increases in construction costs due to additional building code requirements in several counties throughout Florida and increases in lumber prices throughout 1993. Gross profit percentages are not significantly different for the various types of homes which the Company builds.

Selling, general and administrative expenses increased by $7.7 million in 1994 and $19.2 million in 1993 primarily due to increases in volume related expenses such as sales commissions and outside brokers' commissions. Selling, general and administrative expenses as a percentage of total homebuilding revenues decreased to 9.8% in 1994 from 10.4% in 1993, which was a decrease from the 11.7% reported in 1992. The decreases in these percentages were primarily the result of the higher volume of homes delivered in both years as selling, general and administrative expenses were absorbed by a greater number of home deliveries.

INVESTMENT
The Investment Division is involved in the development, management and leasing, as well as the acquisition and sale, of commercial and residential properties and land. During the past three years, this division became a participant and manager in six partnerships which acquired portfolios of commercial mortgage loans and real estate. The Company shares in the profits or losses of the partnerships and also receives fees for the management and disposition of the partnerships' assets. The Company's interests in these partnerships range from 9.9% to 50%. These partnerships are capitalized primarily by long-term debt of which none is guaranteed by the Company. During 1994, this division also began acquiring, at a discount, the unrated portions of debt securities which are collateralized by real estate loans. The division has only invested in securities in which it is the special servicer on behalf of all the certificate holders of the security. The Company earns interest on its investment as well as fees for the special servicing activities. The following table provides selected financial information for the Investment Division:

                             Years Ended November 30,
(In thousands)               1994       1993      1992
- ------------------------------------------------------------
REVENUES
Rental income              $ 43,487    37,708    30,488
Equity in earnings of
  partnerships               20,710     7,046       385
Management fees              12,390     6,714     2,410
Sales of real estate         21,518        45     4,866
Other                         8,238     7,442     2,015
- ------------------------------------------------------------
  Total revenues            106,343    58,955    40,164
COST OF SALES AND EXPENSES   54,439    30,458    23,172
- ------------------------------------------------------------
OPERATING EARNINGS         $ 51,904    28,497    16,992
- ------------------------------------------------------------

Investment Division revenues increased in 1994 to $106.3 million from $59.0 million in 1993. The higher revenues were partially the result of increased earnings and management fees from the Company's Investment Division partnerships. Rental income on operating properties owned directly by the Company increased during 1994 due to the addition of operating properties throughout the year. Also contributing to the increased revenues in 1994, was an increase in sales of real estate. These sales totaled $21.5 million in 1994, compared to almost no sales in 1993. Investment Division revenues increased from $40.2 million in 1992 to $59.0 million in 1993 primarily as a result of increases in earnings and management fees from partnerships, rental income and interest income. These increases were partially offset by lower sales of real estate.

Operating earnings for the Investment Division increased to $51.9 million in 1994 from $28.5 million in 1993 and $17.0 million in 1992. These increases were due primarily to increases in earnings and management fees from the Company's partnerships, increases in rental income and an increase in gains on sales of real estate. The increase in operating earnings between 1992 and 1993 was partially offset by lower sales of real estate in 1993, when compared to the prior year.

- --------------------------------------------------------------------------------
FINANCIAL SERVICES
Financial services activities are conducted primarily through Lennar Financial Services, Inc. ('LFS') and five principal subsidiaries. LFS subsidiaries perform mortgage servicing activities, and arrange mortgage financing, title insurance and closing services for a wide variety of borrowers and homebuyers. This division also invests in rated portions of commercial real estate mortgage-backed securities for which Lennar's Investment Division is the special servicer, and an investor in the unrated portion of those securities. The following table sets forth selected financial and operational information relating to the Financial Services Division:

(Dollars in                 Years Ended November 30,
thousands)              1994        1993        1992
- ------------------------------------------------------------
REVENUES             $   54,348      59,204      56,723
COSTS AND EXPENSES       39,504      44,100      40,312
INTERCOMPANY
  INTEREST EXPENSE        3,144       2,244       2,394
- ------------------------------------------------------------
OPERATING EARNINGS   $   11,700      12,860      14,017
- ------------------------------------------------------------
Dollar volume of
  mortgages
  originated         $  941,351   1,290,836   1,010,402
- ------------------------------------------------------------
Number of mortgages
  originated              9,000      12,100       8,800
- ------------------------------------------------------------
Principal balance of
  servicing
  portfolio          $3,392,071   3,410,829   3,777,094
- ------------------------------------------------------------
Number of loans
  serviced               45,200      47,000      52,100
- ------------------------------------------------------------

Financial services' operating earnings decreased to $11.7 million in 1994, from $12.9 million and $14.0 million in 1993 and 1992, respectively. The decrease in 1994 earnings was partially attributable to lower gains from bulk sales of mortgage servicing rights. In 1994, these gains totaled $2.5 million, compared to $3.3 million during 1993. Also contributing to the lower operating earnings in 1994, was a decline in mortgage loan originations due to the general decline in mortgage loan originations across the country resulting from higher interest rates. The Company has reduced overhead in production and support areas in response to the lower origination volume. Partially offsetting the decreases in earnings in 1994, was a reduction of amortization expense for purchased mortgage servicing rights. This amortization decreased as a result of the change in accounting for purchased mortgage servicing rights during 1994. This change in accounting reduced both the carrying value of the purchased mortgage servicing rights and the related amortization.

The decrease in 1993 earnings when compared to 1992 was primarily the result of fewer sales of packages of home mortgage loans. Gains recorded on these dispositions contributed $1.1 million and $3.1 million to operating earnings in 1993 and 1992, respectively. Also contributing to the decrease in 1993 earnings were lower operating earnings from servicing and origination activities. Operating earnings from these activities decreased due to higher costs associated with the expansion of loan origination activities and increased mortgage payoffs. The aforementioned decreases in earnings were partially offset by increases in interest income and gains on bulk sales of mortgage loan servicing rights which were $3.3 million in 1993. There were no bulk sales of mortgage loan servicing rights in 1992.

INTEREST EXPENSE
During 1994, 1993 and 1992, interest costs of $25.0 million, $19.7 million and $16.8 million, respectively, were incurred (excluding the limited-purpose finance subsidiaries) and $22.1 million, $17.1 million and $15.0 million, respectively, were capitalized by the Company's homebuilding and investment operations. Previously capitalized interest charged to expense was $15.4 million in 1994, $13.1 million in 1993 and $9.5 million in 1992.

Interest amounts incurred in 1994 were higher than those incurred in 1993 and 1992 due to higher debt levels and interest rates. The higher debt at November 30, 1994 is a reflection of the expansion of both the Homebuilding and Investment Divisions. The higher amount of interest charged to expense in 1994, when compared to 1993 and 1992, is primarily the result of the higher volume of homes delivered and land sales during 1994. The amount of interest capitalized by the Company's real estate operations in any one year is a function of the assets under development, outstanding debt levels and interest rates.

- --------------------------------------------------------------------------------
INCOME TAXES
The provision for income taxes was 39.0% of pre-tax income in 1994, 36.0% in 1993 and 35.7% in 1992. The 1994 provision for income taxes was higher due primarily to the adoption of Statement of Financial Accounting Standards No.
109, 'Accounting for Income Taxes', which required the Company to adjust the assets and liabilities acquired in prior business combinations from their net-of-tax to pre-tax amounts. The 1993 provision was higher than that of 1992 due to the increase in the federal tax rate from 34% to 35% during 1993. This increase was partially offset by additional differences between book and tax basis deductions during 1993, when compared to 1992.

IMPACT OF ECONOMIC CONDITIONS
In recent years, both nationally and in Florida, real estate development has been affected by more restrictive project lending credit criteria of commercial banks and other lending institutions. The Company does not generally utilize project lending to finance its construction activities. Instead, the Company finances its land acquisition and development activities, construction activities, mortgage banking activities and general operating needs primarily from its own base of $534.1 million of equity at November 30, 1994, as well as from unsecured commercial bank borrowings. The Company has maintained excellent relationships with the commercial banks participating in its financing arrangements and has no reason to believe that such relationships will not continue in the future. The availability of financing based on corporate banking relationships may provide a competitive advantage to the Company. The Company anticipates that there will be adequate mortgage financing available for the purchasers of its homes during 1995 through the Company's own financial services subsidiaries as well as from external sources.

Total revenues and earnings in 1995 will be affected by both the new sales order rate during the year and the backlog of home sales contracts at the beginning of the year. As interest rates have increased during 1994, the Company has seen a slight decline in the demand for its homes and the Company is entering fiscal 1994 with a backlog of $247.0 million, which is 7% lower than at the beginning of the prior fiscal year. Revenues and earnings should be positively affected in 1995 by the activities of the Company's Investment Division as the Company has increased its investment in both partnerships and commercial properties owned directly.

Inflation can have a long-term impact on the Company because increasing costs of land, materials and labor result in a need to increase the sales prices of homes. In addition, inflation is often accompanied by higher interest rates, which can have a negative impact on housing demand and the costs of financing land development activities and housing construction. In general, in recent years the increases in these costs have followed the general rate of inflation and hence have not had a significant adverse impact on the Company.

GOVERNMENT REGULATIONS
Governmental bodies in the areas where the Company conducts its business have adopted numerous laws and regulations that affect the development of real estate. These laws and regulations are subject to frequent change. The State of Florida has adopted a law which requires that commitments to provide roads and other offsite infrastructure be in place prior to the commencement of new construction. This law is being administered by individual counties and municipalities throughout the State and may result in additional fees and assessments, or building moratoriums. It is difficult to predict the impact of this law on future operations, or what changes may take place in the law in the future. The Company may have a competitive advantage in that it believes that most of its Florida land presently meets the criteria under the law, and it has the financial resources to provide for development of the balance of its land in compliance with the law.

As a result of Hurricane Andrew, there have been changes to the various building codes within Florida. These changes have resulted in higher construction costs. The Company believes these additional costs have generally been recoverable through increased selling prices without any significant adverse effect on sales volume.

FINANCIAL CONDITION AND CAPITAL RESOURCES

Lennar meets its short-term financing needs with cash generated from operations and funds available under its unsecured revolving credit agreement. On July 29, 1994, the Company extended and increased the amount of its revolving credit agreement. The agreement, which is with eleven banks, provides a financing commitment of $250 million for three years. On January 31, 1995, this agreement was amended to provide a five year commitment of

- --------------------------------------------------------------------------------
$275 million. At November 30, 1994, there was $175.7 million outstanding under the Company's revolving credit agreement, compared to $129.7 million outstanding at the same date last year.

During 1994, $101.8 million of cash was provided by the Company's operations, compared to $68.5 million used by operations in 1993. In addition to higher earnings, cash flow from operations during 1994 increased primarily as a result of cash generated from a $119.1 million reduction in loans held for sale or disposition by the Company's financial services operations. This compares to $49.7 million used in the 1993 period to increase the balance of such loans. The Company used $34.3 million during 1994 to increase inventories through land purchases, land development and construction. This compares to $87.4 million used in the 1993 period to increase inventories. Partially offsetting the increases in cash flow during the 1994 period, was cash of $13.9 million used to decrease accounts payable and accrued liabilities. This compares to $27.2 million of cash provided from an increase in accounts payable and accrued liabilities in the 1993 period. Cash used in investing activities increased to $124.2 million during 1994, compared to $57.1 million in 1993. The increase in the use of cash for investing activities was primarily the result of the purchase of additional operating properties, an increase in investments in and advances to partnerships, and the purchase of commercial mortgage-backed securities.

HOMEBUILDING AND INVESTMENT OPERATIONS
The Company finances its land acquisitions with its revolving lines of credit or purchase money mortgages or buys land under option agreements, which permit the Company to acquire portions of properties when it is ready to build homes on them. The financial risk of adverse market conditions associated with longer term land holdings is managed by strategic purchasing in areas that the Company has identified as desirable growth markets along with careful management of the land development process. The Company believes that its land inventories give it a competitive advantage, especially in Florida, where developers face government constraints and regulations which will limit the number of available homesites in future years. Based on its current financing capabilities, the Company does not believe that its land holdings have an adverse effect on its liquidity.

The Company has supplemented its short-term borrowings with secured term loans. Total secured borrowings, which include term loan debt, as well as mortgage notes payable on certain operating properties and land, were $136.2 million at fiscal year-end 1994 and $94.7 million at November 30, 1993. A significant portion of inventories, land held for investment, model homes and operating properties remained unencumbered at the end of the current fiscal year. Total homebuilding and investment borrowings increased to $381.9 million at November 30, 1994 from $242.2 million at November 30, 1993. This increase was attributable to increases in construction in progress, land inventories, partnership investments and operating properties.

FINANCIAL SERVICES
Lennar Financial Services subsidiaries finance their mortgage loans held for sale on a short-term basis by either pledging them as collateral for borrowings under two lines of credit totaling $80 million or borrowing funds from Lennar Corporation in instances where, on a consolidated basis, this minimizes the overall cost of funds. The commitments under the lines of credit were decreased by the Company from $200 million at November 30, 1993, due to reduced borrowing needs. Total borrowings under the two lines of credit were $54.6 million and $167.6 million at November 30, 1994 and 1993, respectively.

LFS subsidiaries sell the mortgage loans they originate within thirty to sixty days of origination. At November 30, 1994, the balance of loans held for sale or disposition was $124.3 million, compared with $243.1 million one year earlier.

LIMITED-PURPOSE FINANCE SUBSIDIARIES
Limited-purpose finance subsidiaries of LFS have placed mortgage loans and other receivables as collateral for various long-term financings. These subsidiaries pay the debt service on the long-term borrowings primarily from the cash flows generated by the related pledged collateral; and therefore, the related interest income and interest expense, for the most part, offset one another in each of the three years ended November 30, 1994. The Company believes that the cash flows generated by these subsidiaries will be adequate to meet the required debt payment schedules.

Based on the Company's current financial condition and credit relationships, Lennar believes that its operations and borrowing resources will provide for its current and long-term capital requirements at the Company's anticipated levels of growth.

Consolidated Balance Sheets
Lennar Corporation and Subsidiaries
November 30, 1994 and 1993

(In thousands, except per share amounts)                                                        1994          1993
- --------------------------------------------------------------------------------------------------------------------------
ASSETS
HOMEBUILDING, INVESTMENT AND FINANCIAL SERVICES:
  Homebuilding and investment assets:
     Cash and cash equivalents                                                               $   16,801        10,606
     Receivables, net                                                                            48,165        53,136
     Inventories:
       Construction in progress and model homes                                                 175,547       175,085
       Land held for development                                                                300,488       269,449
                                                                                             ------------------------
          Total inventories                                                                     476,035       444,534
     Land held for investment                                                                    80,747        61,697
     Operating properties and equipment, net                                                    193,621       156,174
     Investments in and advances to partnerships                                                106,637        39,410
     Other assets                                                                                29,598        17,699
  Financial services assets                                                                     252,195       284,391
- --------------------------------------------------------------------------------------------------------------------------
          Total assets - homebuilding, investment and financial services                      1,203,799     1,067,647
- --------------------------------------------------------------------------------------------------------------------------
LIMITED-PURPOSE FINANCE SUBSIDIARIES - COLLATERAL FOR BONDS AND NOTES PAYABLE                    89,424       127,843
- --------------------------------------------------------------------------------------------------------------------------
                                                                                             $1,293,223     1,195,490
- --------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
HOMEBUILDING, INVESTMENT AND FINANCIAL SERVICES:
  Homebuilding and investment liabilities:
     Accounts payable and accrued liabilities                                                $  102,582        79,680
     Customer deposits                                                                           15,271        16,796
     Income taxes:
       Currently payable                                                                         10,205         8,247
       Deferred                                                                                  50,796        59,638
     Mortgage notes and other debts payable                                                     381,901       242,193
  Financial services liabilities                                                                115,383       199,737
- --------------------------------------------------------------------------------------------------------------------------
          Total liabilities - homebuilding, investment and financial services                   676,138       606,291
- --------------------------------------------------------------------------------------------------------------------------
LIMITED-PURPOSE FINANCE SUBSIDIARIES - BONDS AND NOTES PAYABLE                                   82,997       121,726
- --------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Common stock of $.10 par value per share
     Authorized 100,000 shares; issued and outstanding:
     1994 - 25,781; 1993 - 25,729                                                                 2,578         1,715
  Class B common stock of $.10 par value per share
     Authorized 30,000 shares; issued and outstanding:
     1994 - 9,987; 1993 - 9,987                                                                     999           666
  Additional paid-in capital                                                                    169,605       170,023
  Retained earnings                                                                             360,906       295,069
- --------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                            534,088       467,473
- --------------------------------------------------------------------------------------------------------------------------
                                                                                             $1,293,223     1,195,490
- --------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings
Lennar Corporation and Subsidiaries
Years Ended November 30, 1994, 1993 and 1992


(In thousands, except per share amounts)                                              1994        1993        1992
- -------------------------------------------------------------------------------------------------------------------------
REVENUES:
  Homebuilding                                                                      $647,750     532,150     308,983
  Investment                                                                         106,343      58,955      40,164
  Financial services                                                                  54,348      59,204      56,723
  Limited-purpose finance subsidiaries                                                 9,485      14,355      21,164
- -------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                                  817,926     664,664     427,034
- -------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
  Homebuilding                                                                       577,105     471,943     270,920
  Investment                                                                          54,439      30,458      23,172
  Financial services                                                                  39,504      44,100      40,312
  Limited-purpose finance subsidiaries                                                 9,441      14,351      21,315
  Corporate general and administrative                                                10,309       8,670       8,833
  Interest                                                                            15,382      13,088       9,519
  Unusual item                                                                         --          --          7,600
- -------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                        706,180     582,610     381,671
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING
  PRINCIPLES                                                                         111,746      82,054      45,363
INCOME TAXES                                                                          43,581      29,543      16,217
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                 68,165      52,511      29,146
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES FOR:
  Income taxes                                                                         4,745       --          --
  Purchased mortgage servicing rights                                                 (3,784)      --          --
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                        $ 69,126      52,511      29,146
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE:
  BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                      $   1.89        1.51         .95
  CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES                                 0.03       --          --
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE                                                              $   1.92        1.51         .95
- -------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Lennar Corporation and Subsidiaries
Years Ended November 30, 1994, 1993 and 1992


(In thousands)                                                                       1994         1993        1992
- -------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                     $  69,126      52,511      29,146
  Adjustments to reconcile net earnings to net cash provided by (used in)
     operating activities:
     Depreciation and amortization                                                     8,396       9,976      10,600
     Gain on sales of other real estate                                              (11,930)       (548)     (3,995)
     Equity in earnings of partnerships                                              (20,710)     (7,046)       (385)
     Decrease in deferred income taxes                                                (9,324)     (2,296)     (5,231)
     Cumulative effect of changes in accounting principles                              (961)      --          --
     Changes in assets and liabilities, net of effects from accounting changes:
       Increase in receivables                                                        (7,861)    (16,325)     (6,156)
       Increase in inventories                                                       (34,261)    (87,439)    (54,460)
       Decrease (increase) in financial services' loans held for sale
          or disposition                                                             119,071     (49,653)    (65,338)
       Increase (decrease) in accounts payable and accrued liabilities               (13,890)     27,227      15,304
       Other, net                                                                      4,153       5,126       8,256
- -------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities                           101,809     (68,467)    (72,259)
- -------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Operating properties and equipment:
     Additions                                                                       (55,125)    (21,366)    (11,696)
     Sales                                                                            20,007       --          4,613
  Increase in investments in and advances to partnerships                            (43,639)    (20,180)    (21,823)
  Purchase of commercial mortgage-backed securities                                  (42,890)      --          --
  Purchase of interest in joint ventures, net of cash acquired                        --          (4,782)      --
  Acquisitions of mortgage loan servicing rights                                      --           --         (8,693)
  Other, net                                                                          (2,543)    (10,752)    (11,186)
- -------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                        (124,190)    (57,080)    (48,785)
- -------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings under revolving credit agreement                                     46,000      84,800      44,900
  Net borrowings (repayments) under financial services' short-term debt             (113,447)     23,159      74,264
  Mortgage notes and other debts payable:
     Proceeds from borrowings                                                        116,940      17,241      21,351
     Principal payments                                                              (23,232)    (92,209)    (18,479)
  Limited-purpose finance subsidiaries:
     Principal reduction of mortgage loans and other receivables                      39,777      55,464      53,595
     Principal reduction of bonds and notes payable                                  (37,429)    (51,667)    (51,981)
  Common stock:
     Issuance                                                                            778      98,251       1,245
     Dividends                                                                        (3,289)     (2,619)     (2,299)
- -------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                      26,098     132,420     122,596
- -------------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                            3,717       6,873       1,552
  Cash and cash equivalents at beginning of year                                      14,225       7,352       5,800
- -------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                         $  17,942      14,225       7,352
- -------------------------------------------------------------------------------------------------------------------------
Summary of cash and cash equivalent balances:
  Homebuilding and investment                                                      $  16,801      10,606       4,913
  Financial services                                                                   1,141       3,619       2,439
- -------------------------------------------------------------------------------------------------------------------------
                                                                                   $  17,942      14,225       7,352
- -------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
     Cash paid for interest, net of amounts capitalized                            $  12,303      17,692      21,322
     Cash paid for income taxes                                                    $  46,443      28,666      18,142

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Lennar Corporation and Subsidiaries
Years Ended November 30, 1994, 1993 and 1992

(In thousands)                                                                        1994        1993        1992
- -------------------------------------------------------------------------------------------------------------------------
                                                                                    (C>
COMMON STOCK:
  Balance at December 1                                                             $  1,715       1,364       1,354
  Shares issued under public offering                                                  --            345       --
  Three-for-two stock split effected in the form of a 50% stock dividend                 859       --          --
  Shares issued under employee stock plans                                                 4           6          10
- -------------------------------------------------------------------------------------------------------------------------
     Balance at November 30                                                            2,578       1,715       1,364
- -------------------------------------------------------------------------------------------------------------------------
CLASS B COMMON STOCK:
  Balance at December 1                                                                  666         666         666
  Three-for-two stock split effected in the form of a 50% stock dividend                 333       --          --
- -------------------------------------------------------------------------------------------------------------------------
     Balance at November 30                                                              999         666         666
- -------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Balance at December 1                                                              170,023      72,123      70,887
  Shares issued under public offering                                                  --         96,747       --
  Three-for-two stock split effected in the form of a 50% stock dividend              (1,192)      --          --
  Shares issued under employee stock plans                                               774       1,153       1,236
- -------------------------------------------------------------------------------------------------------------------------
     Balance at November 30                                                          169,605     170,023      72,123
- -------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance at December 1                                                              295,069     245,177     218,330
  Net earnings                                                                        69,126      52,511      29,146
  Cash dividends - common stock                                                       (2,448)     (1,953)     (1,633)
  Cash dividends - Class B common stock                                                 (841)       (666)       (666)
- -------------------------------------------------------------------------------------------------------------------------
     Balance at November 30                                                          360,906     295,069     245,177
- -------------------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                   $534,088     467,473     319,330
- -------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Lennar Corporation and Subsidiaries
November 30, 1994, 1993 and 1992

- --------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Lennar Corporation and all wholly-owned subsidiaries (the 'Company'). The Company's investments in partnerships are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION
Revenues from sales of homes are recognized when the sales are closed and title passes to the new homeowners. Revenues from sales of other real estate (including the sales of land and operating properties) are recognized when a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values.

INVENTORIES
Inventories are stated at the lower of accumulated costs or net realizable value. Net realizable value is evaluated at the community level and is defined as the estimated proceeds upon disposition less all future costs to complete and sell. Inventory adjustments to net realizable value in 1994, 1993 and 1992 were not material to the Company. Start-up costs, construction overhead and selling expenses are expensed as incurred. Homes held for sale are classified as construction in progress until delivered. Land, land development, amenities and other costs are accumulated by specific area and allocated proportionately to homes within the respective area.

INTEREST AND REAL ESTATE TAXES
Interest and real estate taxes attributable to land, homes and operating properties are capitalized and added to the cost of those properties as long as the properties are being actively developed. Interest expenses relating to the financial services operations and limited-purpose finance subsidiaries are included in their respective costs and expenses. Interest related to non-financial services operations, including interest costs relieved from inventories, is included in interest expense.

During 1994, 1993 and 1992 interest costs of $25.0 million, $19.7 million and $16.8 million, respectively, (excluding the limited-purpose finance subsidiaries) were incurred, and $22.1 million, $17.1 million and $15.0 million, respectively, were capitalized by the Company's homebuilding and investment operations. Previously capitalized interest charged to expense in 1994, 1993 and 1992, was $15.4 million, $13.1 million and $9.5 million, respectively.

OPERATING PROPERTIES AND EQUIPMENT
Operating properties and equipment are recorded at cost. Depreciation is calculated to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method. The range of estimated useful lives for operating properties is 15 to 40 years and for equipment is 2 to 10 years.

WARRANTIES
Warranty liabilities are not significant as the Company subcontracts virtually all segments of construction to others and its contracts call for the subcontractors to repair or replace any deficient items related to their trade. Extended warranties are offered in some communities through independent homeowner warranty insurance companies. The costs of these warranties are fixed to the Company and are expensed in the period the homes are delivered.

INCOME TAXES
The Company and its subsidiaries file a consolidated federal income tax return.

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes'. SFAS No. 109 requires a change from the deferred method of accounting for income taxes of Accounting Principles Board Opinion ('APB') No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in

Notes to Consolidated Financial Statements
Lennar Corporation and Subsidiaries
November 30, 1994, 1993 and 1992

- --------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

income in the period that includes the enactment date.

Effective December 1, 1993, the Company adopted SFAS No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consolidated statement of earnings.

Pursuant to the deferred method under APB No. 11, which was applied in 1993 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

NET EARNINGS PER SHARE
Net earnings per share is calculated by dividing net earnings by the weighted average number of the total of common shares, Class B common shares and common share equivalents outstanding during each year. The weighted average number of shares outstanding was 36,086,000, 34,709,000 and 30,743,000 in 1994, 1993 and
1992, respectively.

FINANCIAL SERVICES
Mortgage loans held for sale or disposition by Lennar Financial Services, Inc. ('LFS') are recorded at the lower of cost or market, as determined on an aggregate basis. Discounts recorded on these loans are presented as a reduction of the carrying amount of the loans and are not amortized.

LFS enters into forward sales and option contracts to protect the value of loans held for sale or disposition from increases in market interest rates. Adjustments are made to these loans based on changes in the market value of these hedging contracts.

When LFS sells loans or mortgage-backed securities in the secondary market, a gain or loss is recognized to the extent that the sales proceeds exceed, or are less than, the book value of the loans or the securities. Loan origination fees, net of direct origination costs, are deferred and recognized as a component of the gain or loss when loans are sold.

LFS generally retains the servicing on the loans and mortgage-backed securities it sells. LFS recognizes servicing fee income as those services are performed.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, 'Disclosures about Fair Value of Financial Instruments', requires companies to disclose the estimated fair value of their financial instrument assets and liabilities.

The estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. The fair values are significantly affected by the assumptions used including the discount rate and estimates of cash flow. Accordingly, the use of different assumptions may have a material effect on the estimated fair values. The estimated fair values presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

RECLASSIFICATION
Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 1994 presentation.

2. BUSINESS SEGMENTS

The Company has three business segments: Homebuilding, Investment and Financial Services. The limited-purpose finance subsidiaries are not considered a business segment and are not included in the following tables.

- --------------------------------------------------------------------------------

HOMEBUILDING
Homebuilding operations include the construction and sale of single-family and multi-family homes. These activities also include the purchase, development and sale of residential land. The following table sets forth financial information relating to the homebuilding operations:

                             Years Ended November 30,
(In thousands)            1994       1993       1992
- -----------------------------------------------------------
REVENUES:
Sales of homes          $626,341    513,503    300,789
Other                     21,409     18,647      8,194
- -----------------------------------------------------------
  Total revenues         647,750    532,150    308,983
COSTS AND EXPENSES:
Cost of homes sold       498,132    400,159    230,249
Cost of other revenues    15,769     16,302      4,422
Selling, general &
  administrative          63,204     55,482     36,249
- -----------------------------------------------------------
  Total costs and
     expenses            577,105    471,943    270,920
- -----------------------------------------------------------
OPERATING EARNINGS      $ 70,645     60,207     38,063
- -----------------------------------------------------------
IDENTIFIABLE ASSETS     $531,330    500,507    368,212
- -----------------------------------------------------------
DEPRECIATION AND
  AMORTIZATION          $  1,522      1,037        786
- -----------------------------------------------------------

INVESTMENT
The Investment Division is involved in the development, management and leasing, as well as the acquisition and sale, of commercial and residential properties and land. This division also manages and participates in partnerships with financial institutions. The following table sets forth financial information relating to the Investment Division's operations:

                             Years Ended November 30,
(In thousands)            1994       1993       1992
- -----------------------------------------------------------
REVENUES:
Rental income           $ 43,487     37,708     30,488
Equity in earnings of
  partnerships            20,710      7,046        385
Management fees           12,390      6,714      2,410
Sales of real estate      21,518         45      4,866
Other                      8,238      7,442      2,015
- -----------------------------------------------------------
  Total revenues         106,343     58,955     40,164
COST OF SALES AND
  EXPENSES                54,439     30,458     23,172
- -----------------------------------------------------------
OPERATING
  EARNINGS              $ 51,904     28,497     16,992
- -----------------------------------------------------------
IDENTIFIABLE ASSETS     $411,366    281,883    189,177
- -----------------------------------------------------------
CAPITAL EXPENDITURES    $ 53,646     42,102     10,890
- -----------------------------------------------------------
DEPRECIATION AND
  AMORTIZATION          $  5,010      4,130      3,595
- -----------------------------------------------------------

FINANCIAL SERVICES
Financial services activities are conducted primarily through Lennar Financial Services ('LFS') and five subsidiaries: Universal American Mortgage Company ('UAMC'), AmeriStar Financial Services, Inc., Universal Title Insurers, Inc., Lennar Funding Corporation and TitleAmerica, Inc. These companies arrange mortgage financing, title insurance and closing services for Lennar homebuyers and others, acquire, package and resell home mortgage loans and perform mortgage loan servicing activities. The following table sets forth

Notes to Consolidated Financial Statements
Lennar Corporation and Subsidiaries
November 30, 1994, 1993 and 1992

- --------------------------------------------------------------------------------

2. BUSINESS SEGMENTS (CONTINUED)

financial information relating to the financial services operations:

                             Years Ended November 30,
(In thousands)            1994       1993       1992
- -----------------------------------------------------------
REVENUES                $ 54,348     59,204     56,723
COSTS AND EXPENSES        39,504     44,100     40,312
INTERCOMPANY INTEREST
  EXPENSE*                 3,144      2,244      2,394
- -----------------------------------------------------------
OPERATING
  EARNINGS              $ 11,700     12,860     14,017
- -----------------------------------------------------------
IDENTIFIABLE ASSETS     $252,195    284,391    238,731
- -----------------------------------------------------------
DEPRECIATION AND
  AMORTIZATION          $  1,450      4,886      4,734
- -----------------------------------------------------------

* Intercompany interest expense is reflected above to show interest expense on intercompany debt of the financial services operations.

3. STOCK SPLIT

All references in the consolidated financial statements and notes to the number of shares outstanding and per share amounts have been restated to reflect a three-for-two stock split effective April 20, 1994.

4. UNUSUAL ITEM

On August 24, 1992, the South Florida area was hit by a severe hurricane which affected a portion of the Company's Dade County real estate operations. The results of operations for the year ended November 30, 1992 include an unusual charge of $7.6 million, before income taxes, representing the cost of the damage to inventories and other costs associated with the destruction caused by Hurricane Andrew.

5. ACCOUNTING CHANGES

Effective December 1, 1993, the Company adopted the provisions of SFAS No. 109, 'Accounting for Income Taxes'. This change in accounting principle resulted in an increase to net earnings of $4.7 million in the first quarter of 1994. The change in accounting for income taxes did not have a significant effect on the Company's results of operations.

The first quarter of 1994 also included a charge of $3.8 million (net of income tax effect of $2.4 million) for the cumulative effect on prior years of a change in accounting for purchased mortgage servicing rights. During the first quarter of 1994, the Company changed the way in which it evaluates these assets for impairment from an undiscounted and disaggregated cash flow basis to a discounted and disaggregated cash flow basis. Excluding the cumulative effect, this change increased net earnings in the year ended November 30, 1994 by $1.4 million.

6. RESTRICTED CASH

Cash includes restricted deposits of $3.7 million and $4.2 million as of November 30, 1994 and 1993, respectively. These balances are comprised primarily of escrow deposits held related to condominium purchases and security deposits from tenants of commercial and apartment properties.

7. SUMMARY OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During 1994, the Company's financial services operations acquired commercial mortgage-backed securities for $72.4 million. Of this amount, $25.4 million was paid in cash and the balance of $47.0 million was financed by the sellers.

During 1993, the Company acquired a portfolio of loans from the Resolution Trust Corporation for $24.8 million. Of this amount, $5.0 million was paid in cash and the Company issued a non-recourse note in the amount of $19.8 million for the remainder.

Also, during 1993, the Company purchased the other partners' interests in three of its joint ventures. As a result, the operations of these ventures were consolidated into the accounts of the Company as of the respective dates of acquisition. The net result of these transactions was to decrease investments in and advances to partnerships by $34.9 million, increase all other assets by $73.7 million and increase liabilities by $38.8 million.

- --------------------------------------------------------------------------------

8. RECEIVABLES

                                          November 30,
(In thousands)                        1994        1993
- ------------------------------------------------------------
Accounts and unsecured notes         $31,253     27,844
Secured notes                         20,801     27,876
- ------------------------------------------------------------
                                      52,054     55,720
Allowance for doubtful accounts       (1,528)    (1,323 )
Deferred income and unamortized
  discounts                           (2,361)    (1,261 )
- ------------------------------------------------------------
                                     $48,165     53,136
- ------------------------------------------------------------


The estimated fair values of receivables at November 30, 1994 and 1993 approximated their carrying values.

9. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS

Summarized financial information on a combined 100% basis related to the Company's significant partnerships and joint ventures accounted for by the equity method follows:

                                        November 30,
(In thousands)                     1994         1993
- ------------------------------------------------------------
ASSETS:
Cash                            $   96,046       49,785
Portfolio investments            1,286,375    1,052,897
Other assets                        61,722       12,995
- ------------------------------------------------------------
                                $1,444,143    1,115,677
- ------------------------------------------------------------
LIABILITIES AND EQUITY:
Accounts payable and other
  liabilities                   $   93,943       30,353
Notes and mortgages payable        737,344      753,639
Equity of:
  The Company                      105,537       38,450
  Others                           507,319      293,235
- ------------------------------------------------------------
                                $1,444,143    1,115,677
- ------------------------------------------------------------

Portfolio investments consist primarily of mortgage loans and business loans collateralized by real property, as well as commercial properties and land held for investment or sale.

                              Years Ended November 30,
(In thousands)             1994       1993       1992
- -----------------------------------------------------------
Revenues                 $246,236    112,692    38,576
Cost of revenues           68,629     52,060    27,536
Other expenses             60,155     26,593     9,714
- -----------------------------------------------------------
Pre-tax earnings of
  partnerships           $117,452     34,039     1,326
- -----------------------------------------------------------
The Company's share of
  pre-tax earnings       $ 20,710      7,046       385
- -----------------------------------------------------------

The Company's investment in partnerships consists primarily of its Investment Division partnerships. The Company's equity interests in these partnerships range from 9.9% to 50%. The partnerships are involved in the acquisition and management of portfolios of real estate loans and assets. The Company shares in the profits and losses of these partnerships and, as the manager of the partnerships, receives fees for the management and disposition of the assets. The outstanding debt of these partnerships is not guaranteed by the Company.

During 1993, the Company acquired the other partners' interest in three of its joint ventures. As a result, the operations of these ventures have been consolidated into the accounts of the Company as of the respective dates of acquisition.

Notes to Consolidated Financial Statements
Lennar Corporation and Subsidiaries
November 30, 1994, 1993 and 1992

- --------------------------------------------------------------------------------

10. OPERATING PROPERTIES AND EQUIPMENT

                                                                                                       November 30,
(In thousands)                                                                                     1994        1993
- --------------------------------------------------------------------------------------------------------------------------
Rental apartment properties                                                                      $ 66,818      68,538
Retail centers                                                                                     62,639      45,031
Office buildings                                                                                   41,740      18,939
Community recreational facilities                                                                  14,207      19,972
Other                                                                                              30,452      22,664
- --------------------------------------------------------------------------------------------------------------------------
  Total land and buildings                                                                        215,856     175,144
Furniture, fixtures and equipment                                                                   9,790       9,811
- --------------------------------------------------------------------------------------------------------------------------
  Total                                                                                           225,646     184,955
Accumulated depreciation                                                                          (32,025)    (28,781 )
- --------------------------------------------------------------------------------------------------------------------------
                                                                                                 $193,621     156,174
- --------------------------------------------------------------------------------------------------------------------------

11. MORTGAGE NOTES AND OTHER DEBTS PAYABLE

                                                                                                       November 30,
(Dollars in thousands)                                                                             1994        1993
- --------------------------------------------------------------------------------------------------------------------------
Secured without recourse to the Company:
  Mortgage notes on operating properties and land with fixed interest rates from 7.4% to 9.5%,
       due through 2003                                                                          $ 25,169       3,617
Other secured debt:
  Term loan notes with floating interest rates (6.1% to 6.4% at November 30, 1994), secured by
       certain real estate and operating properties, due in 1996                                   50,000      50,000
  Mortgage notes on operating properties and land with interest rates from 3.5%
     to 8.3%, due through 2015                                                                     61,057      41,072
Unsecured revolving credit notes payable, with floating interest rates                            175,700     129,700
Unsecured term loan note with floating interest rate (6.7% at November 30, 1994),
  due in 1995                                                                                      56,475       --
Other notes payable with floating interest rates (6.8% at November 30, 1994),
  due in 1995                                                                                      13,500      17,804
- --------------------------------------------------------------------------------------------------------------------------
                                                                                                 $381,901     242,193
- --------------------------------------------------------------------------------------------------------------------------

On July 29, 1994, the Company extended and increased the amount of its revolving credit agreement. The term of the agreement is three years. The commitment was increased to $250 million and includes eleven banks. On every anniversary date of the agreement each bank has the option to participate in a one year extension. The interest rate under this agreement fluctuates with market rates and was 6.77% at November 30, 1994. In January 1995, this agreement was amended to provide a five year commitment of $275 million.

At November 30, 1994, the Company was party to an interest rate swap agreement which replaced the floating interest rate on $20 million of debt, with a fixed rate of 8.7%. This agreement will expire in 1996.

The minimum aggregate principal maturities of mortgage notes and other debts payable during the five years subsequent to November 30, 1994, assuming that the revolving credit agreement was not extended, are as follows (in thousands):
1995-$71,472; 1996-$51,927; 1997-$185,529; 1998-$24,492 and 1999-$1,005. All of
the notes secured by land contain collateral release provisions for accelerated payment which may be made as necessary to maintain construction schedules.

The fair values of interest rate swap agreements at November 30, 1994 and 1993 were $300 thousand and $3.5 million, respectively. The estimated fair values represent a net unrealized loss. The values were based on dealer quotes and generally represent

- --------------------------------------------------------------------------------
an estimate of the amount the Company would pay to terminate the agreements at the reporting dates, taking into account current interest rates and the credit worthiness of the counterparties.

The fair values of the Company's fixed rate borrowings were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates of similar types of borrowing arrangements. The fair values of these borrowings at November 30, 1994 and 1993 approximated their carrying values.

The interest rates on variable rate borrowings are tied to market indices. Accordingly, fair values approximate their carrying values.

12. FINANCIAL SERVICES

The assets and liabilities related to the Company's financial services operations (as described in Note 2) are summarized as follows:

                                          November 30,
(In thousands)                        1994       1993
- ------------------------------------------------------------
ASSETS:
Loans held for sale or disposition,
  net                               $124,324    243,095
Loans and mortgage-backed
  securities held for
  investment, net                    107,989     15,746
Cash and receivables, net             11,579      9,949
Servicing acquisition costs            3,949     12,249
Other                                  4,354      3,352
- ------------------------------------------------------------
                                    $252,195    284,391
- ------------------------------------------------------------
LIABILITIES:
Notes and other debts payable       $101,414    167,561
Other                                 13,969     32,176
- ------------------------------------------------------------
                                    $115,383    199,737
- ------------------------------------------------------------

The Financial Services Division finances its activities through its two bank lines of credit, borrowings under short-term repurchase agreements, or borrowings from Lennar Corporation, when on a consolidated basis the Company can minimize its cost of funds.

The two lines of credit provide for aggregate borrowings of $80 million, expiring in June and July 1995, unless otherwise extended. The commitments under these agreements were decreased by the Company from $200 million at November 30, 1993, due to reduced borrowing needs. Borrowings under these agreements were $54.6 million and $167.6 million at November 30, 1994 and 1993, respectively, and were collateralized by mortgage loans with outstanding principal balances of $57.9 million and $155.9 million, respectively, and by servicing rights to approximately $1.6 billion and $2.2 billion, respectively, of loans serviced by LFS. There are several interest rate pricing options which fluctuate with market rates. The borrowing rate has been reduced to the extent that custodial escrow balances exceeded required levels. The effective interest rate on these agreements at November 30, 1994 was 1.09%.

The Financial Services Division utilizes short-term financing arrangements to sell mortgage-backed securities under agreements to repurchase them with securities dealers in the business of providing such financing. At November 30, 1994, repurchase agreements outstanding totaled $46.8 million, and had a weighted average borrowing rate of 6.5%. Repurchase agreements generally mature within 30 days. The repurchase agreements were collateralized by mortgage-backed securities with an aggregate carrying value of $62.7 million. All mortgage-backed securities underlying repurchase agreements are held in safekeeping by the securities dealer providing the financing, and all agreements are to repurchase the same or substantially identical mortgage-backed securities.

The Financial Services Division is party to financial instruments in the management of its exposure to interest rate fluctuations. Forward sales contracts and options are used by the division to hedge mortgage loans held for sale and in its pipeline of loan applications in process. By hedging in the instruments that the division will create, market interest rate risk is reduced. Gains and losses on these hedging transactions have not been material to the Company. Exposure to credit risk is managed through evaluation of trading partners, limits of exposure and monitoring procedures. At November 30, 1994 and 1993, the Financial Services Division was a party to approximately $81 million and $212 million, respectively, of forward sales contracts and options.

Certain of the division's servicing agreements require it to pass through payments on loans even though it is unable to collect such payments and, in

Notes to Consolidated Financial Statements
Lennar Corporation and Subsidiaries
November 30, 1994, 1993 and 1992

- --------------------------------------------------------------------------------

12. FINANCIAL SERVICES (CONTINUED)

certain instances, be responsible for losses incurred through foreclosure. Exposure to this credit risk is minimized through geographic diversification and review of the mortgage loan servicing created or purchased. Management believes that it has provided adequate reserves for expected losses based on the net realizable value of the underlying collateral. Provisions for these losses have not been material to the Company. The division is also subject to prepayment risk on the servicing portfolio. Exposure to prepayment risk is managed by the division's ongoing evaluation of prepayment possibilities.

The fair values of loans held for sale at November 30, 1994 and 1993 approximated their carrying values. The fair values were based on quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics, net of the difference between the settlement values and the quoted market values of forward commitments and options to buy and sell mortgage-backed securities.

The fair values of loans and mortgage-backed securities held for investment at November 30, 1994 and 1993 were $109.4 million and $15.7 million, respectively, and were based on quoted market prices for similar securities.

13. LIMITED-PURPOSE FINANCE SUBSIDIARIES

In prior years, limited-purpose finance subsidiaries of LFS placed mortgages and other receivables as collateral for various long-term financings. These limited-purpose finance subsidiaries pay the principal of, and interest on, these financings primarily from the cash flows generated by the related pledged collateral which includes a combination of mortgage notes, mortgage-backed securities and funds held by trustee. The fair values of the collateral for the bonds and notes payable at November 30, 1994 and 1993 were $92.1 million and $136.3 million, respectively, and were based on quoted market prices for similar securities.

BONDS AND NOTES PAYABLE
At November 30, 1994 and 1993, the balances outstanding for the bonds and notes payable were $83.0 million and $121.7 million, respectively. The borrowings mature in years 2013 through 2018 and carry interest rates ranging from 5.0% to 14.3%. The annual principal repayments are dependent upon collections on the underlying mortgages, including prepayments, and cannot be reasonably determined. The fair values of the bonds and notes payable at November 30, 1994 and 1993, were $84.0 million and $128.4 million, respectively, and were based on quoted market prices for similar securities.

14. INCOME TAXES

The provisions (benefits) for income taxes consist of the following:

                              Years Ended November 30,
(In thousands)            1994        1993       1992
- -----------------------------------------------------------
Current:
  Federal                $44,092     28,620     18,978
  State                    8,337      5,400      3,584
- -----------------------------------------------------------
                          52,429     34,020     22,562
- -----------------------------------------------------------
Deferred:
  Federal                 (7,443)    (4,013)    (5,339)
  State                   (1,405)      (464)    (1,006)
- -----------------------------------------------------------
                          (8,848)    (4,477)    (6,345)
- -----------------------------------------------------------
  Total expense          $43,581     29,543     16,217
- -----------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences which comprise the net deferred tax liability as of November 30, 1994 are as follows (in thousands):

Deferred tax liabilities:
  Capitalized expenses                          $36,447
  Acquisition adjustments                        15,913
  Deferred gains                                 13,307
  Installment sales                               5,801
  Other                                           2,592
- ------------------------------------------------------------
     Total deferred tax liabilities              74,060
- ------------------------------------------------------------
Deferred tax assets:
  Reserves and accruals not currently
     deductible                                  16,409
  Investment in partnerships                      6,185
  Other                                           2,559
- ------------------------------------------------------------
     Total deferred tax assets                   25,153
- ------------------------------------------------------------
     Net deferred tax liability                 $48,907
- ------------------------------------------------------------

- --------------------------------------------------------------------------------

At November 30, 1994, the Financial Services Division and the limited-purpose finance subsidiaries had a net deferred tax asset of $1.9 million.

For the years ended November 30, 1993 and 1992, the deferred income tax credit of $4.5 million and $6.3 million, respectively, results from timing differences in the recognition of income and expenses for income tax and financial reporting purposes. The sources and tax effects of those timing differences are presented below:

                                                                                                    Income Tax Expense
                                                                                                         (Credit)
                                                                                               ----------------------------
(In thousands)                                                                                  1993             1992
- ---------------------------------------------------------------------------------------------------------------------------
Installment and deferred profit recognition on sales of real estate                            $(2,947)         (7,751)
Capitalized expenses                                                                            (2,216)           (535)
Tax expense in excess of book deductions on general and
  administrative expenses                                                                          484             889
Net change in financial services loan loss reserve                                                 428            (551)
Recognition of joint venture income                                                                318             937
Deferred profit resulting from like-kind exchange                                                   --           1,558
Other, net                                                                                        (544)           (892)
- ---------------------------------------------------------------------------------------------------------------------------
  Total                                                                                        $(4,477)         (6,345)
- ---------------------------------------------------------------------------------------------------------------------------

A reconciliation of the statutory rate with the effective tax rate follows:

                                                                                                % of Pre-tax Income
                                                                                               ---------------------------
                                                                                               1994     1993     1992
- --------------------------------------------------------------------------------------------------------------------------
Statutory rate                                                                                  35.0     35.0     34.0
State income taxes, net of federal income tax benefit                                            4.0      3.9      3.8
Other                                                                                             --     (2.9)    (2.1)
- --------------------------------------------------------------------------------------------------------------------------
  Effective rate                                                                                39.0     36.0     35.7
- --------------------------------------------------------------------------------------------------------------------------

15. CAPITAL STOCK

COMMON STOCK
The Company has two classes of common stock. The common stockholders have one vote for each share owned, in matters requiring stockholder approval, and during 1994 received dividends of $.02 per share in the first quarter and $.025 per share in each of the other quarters. Class B common stockholders have ten votes for each share of stock owned and during 1994 received dividends of $.0167 per share in the first quarter and $.0225 per share in each of the other quarters. As of November 30, 1994, Mr. Leonard Miller, Chairman of the Board and President of the Company, owned or controlled 9.9 million shares of Class B common stock, which represents approximately 79% voting control of the Company.

STOCK OPTION PLANS
The Lennar Corporation 1980 Stock Option Plan ('1980 Plan') expired on December 8, 1990. However, under the terms of the 1980 Plan, certain options granted prior to the plan termination date are still outstanding. Unless exercised or cancelled, the last options granted under the 1980 Plan will expire in December 1995.

Notes to Consolidated Financial Statements
Lennar Corporation and Subsidiaries
November 30, 1994, 1993 and 1992

- --------------------------------------------------------------------------------

15. CAPITAL STOCK (CONTINUED)

The following table summarizes the status of the 1980 Plan:

                                                                              1994            1993            1992
- ---------------------------------------------------------------------------------------------------------------------------
Option shares exercised                                                      27,600          83,250          110,325
  Option price per share exercised (range)                                $4.33 - 7.09     4.33 - 7.09     4.33 - 7.09
Shares under option                                                          52,650          84,000          175,875
  Option price per share (range)                                          $4.33 - 6.57     4.33 - 7.09     4.33 - 7.09
Shares under option - exercisable                                            34,650          21,750          51,000
- ---------------------------------------------------------------------------------------------------------------------------

The Lennar Corporation 1991 Stock Option Plan ('1991 Plan') provides for the granting of options to certain key employees of the Company to purchase shares at prices not less than market value as of the date of the grant. No options granted under the 1991 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant.

The following table summarizes the status of the 1991 Plan:

                                                                           1994             1993             1992
- --------------------------------------------------------------------------------------------------------------------------
Option shares exercised                                                   10,650           17,550            8,550
  Option price per share exercised (range)                            $7.71 - 14.37     6.54 - 11.17         7.71
Shares under option                                                      958,750           984,900          804,450
  Option price per share (range)                                      $6.54 - 22.55     6.54 - 22.55     6.54 - 17.84
Shares under option - exercisable                                        147,187           79,875           31,350
- --------------------------------------------------------------------------------------------------------------------------

EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
The Employee Stock Ownership / 401(k) Plan ('Plan') provides shares of stock to employees who have completed one year of continuous service with the Company. All contributions for employees with five years or more of service are fully vested. The Plan was amended in 1989 to add a cash or deferred program under
Section 401(k) of the Internal Revenue Code. Under the 401(k) portion of the Plan, employees may make contributions which are invested on their behalf, and the Company may also make contributions for the benefit of employees. The Company records as compensation expense an amount which approximates the vesting of the contributions to the Employee Stock Ownership portion of the Plan, as well as the Company's contribution to the 401(k) portion of the Plan. This amount was (in thousands): $625 in 1994, $361 in 1993 and $366 in 1992. In 1994,
1993 and 1992, 22,249, 13,800 and 59 shares, respectively, were contributed to participants' accounts. Additionally, in 1992, 13,074 shares were credited to participants' accounts from previously forfeited shares.

RESTRICTIONS ON PAYMENT OF DIVIDENDS
Other than as required to maintain the financial ratios and net worth requirements under the revolving credit and term loan agreements, there are no restrictions on the payment of common stock dividends by the Company. The cash dividends paid with regard to a share of Class B common stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of common stock in that calendar year. Furthermore, there are no agreements which restrict the payment of dividends by subsidiaries to the Company.

16. COMMITMENTS AND CONTINGENT LIABILITIES

The Company and certain subsidiaries are parties to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

During 1993 and 1994, the Company settled two lawsuits and a number of claims in which owners of approximately 675 homes built by the Company sought damages as a result of Hurricane Andrew. Other homeowners or homeowners' insurers are not

- --------------------------------------------------------------------------------
precluded from making similar claims against the Company. Five insurance companies have contacted the Company seeking reimbursement for sums paid by them with regard to homes built by the Company and damaged by the storm. The Company has settled all outstanding claims with four of these insurance companies which represented the majority of the claims made. In addition to the claims, there are three pending lawsuits in which homeowners or homeowners' insurers seek damages. Other claims of this type may be asserted. The Company's insurers have asserted that their policies cover some, but not all aspects of these claims. However, to date, the Company's insurers have made all payments required under settlements. Even if the Company were required to make any payments with regard to Hurricane Andrew related claims, the Company believes that the amount it would pay would not be material.
The Company is subject to the usual obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of its business.

The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled approximately $58.4 million at November 30, 1994.

- --------------------------------------------------------------------------------

17. QUARTERLY DATA (UNAUDITED)

(In thousands, except per share amounts)                                First       Second       Third      Fourth
- ------------------------------------------------------------------------------------------------------------------------
1994
Revenues                                                               $191,826     207,318     199,424     219,358
Earnings before income taxes and cumulative effect of
  changes in accounting principles                                     $ 24,184      29,543      30,255      27,764
Earnings before cumulative effect of changes in
  accounting principles                                                $ 14,752      18,021      18,456      16,936
Net earnings                                                           $ 15,713      18,021      18,456      16,936
Net earnings per share before cumulative effect of
  changes in accounting principles                                     $    .41         .50         .51         .47
Net earnings per share                                                 $    .44         .50         .51         .47
- ------------------------------------------------------------------------------------------------------------------------
1993
Revenues                                                               $116,971     141,333     166,500     239,860
Earnings before income taxes                                           $ 14,182      16,806      19,372      31,694
Net earnings                                                           $  9,005      10,672      12,011      20,823
Net earnings per share                                                 $    .29         .30         .33         .58
- ------------------------------------------------------------------------------------------------------------------------

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

Shareholder Information
Lennar Corporation and Subsidiaries

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at 11:00 a.m. on April 4, 1995, at the Doral Park Golf and Country Club,
5001 N.W. 104th Avenue, Miami, Florida

REGISTRAR AND TRANSFER AGENT
First Union National Bank
Two First Union Center
Charlotte, NC 28288

LISTING
New York Stock Exchange (LEN)

GENERAL COUNSEL
Robert B. Cole, Esq.
700 N.W. 107th Avenue
Miami, Florida 33172

INDEPENDENT AUDITORS
Deloitte & Touche LLP
100 Southeast Second Street
Miami, Florida 33131

FORM 10-K AVAILABLE
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to any stockholder upon written request to:
  Corporate Relations
  Lennar Corporation
  700 N.W. 107th Avenue
  Miami, Florida 33172
  Telephone: 305-559-4000

COMPARATIVE COMMON STOCK DATA
- --------------------------------------------------------------------------------

                     COMMON STOCK PRICES                                CASH DIVIDENDS
                   NEW YORK STOCK EXCHANGE                                 PER SHARE
- ------------------------------------------------------------------------------------------------------------
FISCAL                  HIGH/LOW PRICE                  COMMON STOCK                     CLASS B
QUARTER             1994              1993             1994          1993         1994             1993
- ------------------------------------------------------------------------------------------------------------
First          $25.17 - 19.92    $22.17 - 17.33      2     cents    2 cents      1 2/3 cents      1 2/3 cents
Second          23.50 - 17.88     23.00 - 18.00      2 1/2 cents    2 cents      2 1/4 cents      1 2/3 cents
Third           22.00 - 17.88     22.58 - 18.08      2 1/2 cents    2 cents      2 1/4 cents      1 2/3 cents
Fourth          20.75 - 14.25     24.00 - 19.17      2 1/2 cents    2 cents      2 1/4 cents      1 2/3 cents
- ------------------------------------------------------------------------------------------------------------

As of November 30, 1994, there were approximately 1,000 holders of record of the Company's common stock.

34