Form 10-K405, Exhibit 13
period 1995-11-30
LENNAR CORP
filed 1996-02-28
CIK 58696

EXHIBIT 13

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
Lennar Corporation and Subsidiaries
Years Ended November 30,


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                        1995           1994         1993          1992        1991
                                                                      ----------      -------      -------      -------      -------
RESULTS OF OPERATIONS:
         Revenues:
                  Homebuilding                                        $  665,510      647,750      532,150      308,983      224,186
                  Investment                                          $  139,482      106,343       58,955       40,164       35,188
                  Financial services                                  $   57,787       54,348       59,204       56,723       37,688
                  Limited-purpose finance subsidiaries                $    7,689        9,485       14,355       21,164       26,070
                           Total revenues                             $  870,468      817,926      664,664      427,034      323,132
         Operating earnings - business segments:
                  Homebuilding                                        $   58,530       70,645       60,207       38,063       23,041
                  Investment                                          $   67,688       51,904       28,497       16,992       10,419
                  Financial services                                  $   19,013       14,844       15,104       16,411       15,830
         Corporate general and administrative
                  expenses                                            $   10,523       10,309        8,670        8,833        7,921
         Earnings before income taxes and
                  cumulative effect of changes in
                  accounting principles                               $  115,455      111,746       82,054       45,363       33,043
         Net earnings                                                 $   70,427       69,126       52,511       29,146       21,148
         Per share amounts:
                  Earnings before cumulative effect of
                            changes in accounting principles          $     1.95         1.89         1.51          .95          .70
                  Net earnings                                        $     1.95         1.92         1.51          .95          .70
                  Cash dividends - common stock                       $      .10         .095          .08          .08          .08
                  Cash dividends - Class B common stock               $      .09         .084         .067         .067         .067

FINANCIAL POSITION:
         Total assets                                                 $1,442,362    1,293,223    1,195,490      980,261      862,273
         Total debt                                                   $  635,761      566,312      531,480      496,205      426,150
         Stockholders' equity                                         $  607,794      534,088      467,473      319,330      291,237
         Shares outstanding (000's)                                       35,864       35,768       35,716       30,440       30,312
         Stockholders' equity per share                               $    16.95        14.93        13.09        10.49         9.61

DELIVERY AND BACKLOG INFORMATION:
         Number of homes delivered                                         4,680        4,965        4,634        3,039        2,480
         Backlog of home sales contracts                                   1,802        1,703        2,105        1,788        1,039
         Dollar value of backlog                                      $  255,141      247,006      264,342      190,722      106,488



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

     Lennar's earnings increased in 1995 to $70.4 million ($1.95 per share) from 1994 earnings of $69.1 million ($1.92 per share) on total revenues in 1995 of $870.5 million, compared to $817.9 million of revenues in 1994. Fiscal 1994 earnings had increased from 1993 earnings of $52.5 million ($1.51 per share), and revenues in 1994 had increased from 1993 revenues of $664.7 million.

HOMEBUILDING

     The Homebuilding Division constructs and sells single- family attached and detached and multi-family homes. These activities also include the purchase, development and sale of residential land. The following tables set forth selected financial and operational information for the periods indicated:

SELECTED HOMEBUILDING DIVISION FINANCIAL DATA

(DOLLARS IN THOUSANDS,                     Years Ended November 30,
EXCEPT AVERAGE SALES PRICES)             1995         1994      1993
-----------------------------------------------------------------------
Sales of homes                         $646,986     626,341     513,503
Other                                    18,524      21,409      18,647
-----------------------------------------------------------------------
   Total revenues                      $665,510     647,750     532,150
Gross profit - home sales              $123,958     128,209     113,344
Gross profit percentage                    19.2%       20.5%       22.1%
Selling, general &
   administrative expenses             $ 70,004      63,204      55,482
S,G&A as a percentage of
   homebuilding revenues                   10.5%        9.8%       10.4%
Operating earnings                     $ 58,530      70,645      60,207
Average sales price                    $138,200     126,200     111,100
-----------------------------------------------------------------------

SUMMARY OF HOME AND BACKLOG DATA

DELIVERIES                                 1995        1994        1993
-----------------------------------------------------------------------
Florida                                   3,395       3,717       3,723
Arizona                                     504         632         607
Texas                                       781         616         304
-----------------------------------------------------------------------
                                          4,680       4,965       4,634
=======================================================================
NEW ORDERS
-----------------------------------------------------------------------
Florida                                   3,390       3,361       3,921
Arizona                                     568         530         721
Texas                                       821         672         309
-----------------------------------------------------------------------
                                          4,779       4,563       4,951
=======================================================================
BACKLOG - HOMES
-----------------------------------------------------------------------
Florida                                   1,317       1,322       1,678
Arizona                                     302         238         340
Texas                                       183         143          87
-----------------------------------------------------------------------
                                          1,802       1,703       2,105
=======================================================================
BACKLOG - DOLLAR VALUE
(IN THOUSANDS)                         $255,141     247,006     264,342
=======================================================================

     Revenues from homebuilding operations were $665.5 million in 1995, $647.8 million in 1994 and $532.2 million in 1993. The increased revenues in both years were primarily the result of additional revenues from home sales. Revenues from the sales of homes increased 3% in 1995 and 22% in 1994. The increase in 1995 was due to an increase in the average price of a home delivered, partially offset by a decrease in the number of deliveries. In 1994, the increase was attributable to both an increase in the number of new home deliveries and an increase in the average sales price. The higher average sales prices in 1995 and 1994 were due to price increases for existing products, as well as a proportionately greater number of sales of higher-priced homes. Other Homebuilding Division revenues consisted primarily of residential land sales in 1995 and 1994. In 1995, 1994 and 1993, sales of residential land totaled $16.2 million, $18.8 million and $1.8 million, respectively. In 1993, other revenues included $13.7 million from the repairing or rebuilding of homes in south Dade County communities that were damaged by Hurricane Andrew. The rebuilding activities did not have a significant impact on the Company's net earnings during 1993 and were substantially completed by November 30, 1993.

     New sales orders for fiscal 1995 increased by 5% when compared to 1994, which had decreased by 8% from 1993. The increase in 1995 resulted in an increase of 6% in the Company's backlog of home sales contracts to 1,802 at November 30, 1995, as compared to a backlog of 1,703 contracts a year earlier. The dollar value of contracts in backlog increased 3% to $255.1 million at November 30, 1995 from $247.0 million a year earlier.

     The gross profit percentages from the sales of homes were 19.2% in 1995, 20.5% in 1994 and 22.1% in 1993. The decreases in the gross profit percentages were mainly attributable to increased competition in many of the Company's markets, increases in construction costs due to additional building code requirements in several counties throughout Florida, as well as increased land costs related to the mix of homes delivered. Gross profit percentages are not significantly different for the various types of homes which the Company builds and are at the high end of the range of gross profit percentages among the Company's major competitors.

     Selling, general and administrative expenses increased by $6.8 million in 1995 and $7.7 million in 1994. The higher level of expenses in 1995 was primarily attributable to general increases in operating costs. The higher level of expenses in 1994 was primarily attributable to increases in volume-related expenses such as sales commissions and outside brokers' commissions. Selling, general and administrative expenses as a percentage of total homebuilding revenues increased to 10.5% in 1995 from 9.8% in 1994, which was a decrease from the 10.4% reported in 1993. The higher percentages in 1995 and 1993, when compared to 1994, were primarily due to selling, general and administrative expenses being absorbed by fewer homes delivered in 1995 and 1993.

INVESTMENT

     The Investment Division is involved in the development, management and leasing, as well as the acquisition and sale, of commercial and residential rental properties and land. During the past four years, this division became a participant and manager in eleven partnerships which acquired portfolios of commercial mortgage loans and real estate. The division shares in the profits or losses of the partnerships and also receives fees for the management and disposition of the partnerships' assets. The division's interests in these partnerships range from 9.9% to 50%. These partnerships are capitalized primarily by long-term debt of which none is guaranteed by the Company. During 1994, this division also began acquiring, at a discount, issues of the unrated portions of debt securities which are collateralized by real estate loans. The division has only invested in securities for which it is the special servicer on behalf of all the certificate holders of the security. The Company earns interest on these investments as well as fees for the special servicing activities. The following table provides selected financial information regarding the Investment Division:

                                                   Years Ended November 30,
(IN THOUSANDS)                                    1995        1994        1993
--------------------------------------------------------------------------------
REVENUES
Rental income                                 $ 49,439       43,487       37,708
Equity in earnings of
   partnerships                                 30,852       20,710        7,046
Management fees                                 10,274       12,390        6,714
Sales of real estate                            38,173       21,518           45
Other                                           10,744        8,238        7,442
--------------------------------------------------------------------------------
  Total revenues                               139,482      106,343       58,955
COST OF SALES AND EXPENSES                      71,794       54,439       30,458
--------------------------------------------------------------------------------
OPERATING EARNINGS                            $ 67,688       51,904       28,497
================================================================================

     Investment Division revenues increased in 1995 to $139.5 million from $106.3 million in 1994. The higher revenues were partially the result of additional earnings from the division's partnerships, higher rental income on operating properties owned directly by the Company and higher other income which was primarily the result of the division's additional investment in commercial mortgage-backed securities. Also, contributing to the increased revenues in 1995 was an increase in sales of real estate. These sales totaled $38.2 million in 1995, compared to $21.5 million in 1994. The increases in revenues discussed above were partially offset by lower management fees in 1995, which decreased to $10.3 million from $12.4 million in 1994. Investment Division revenues increased to $106.3 million in 1994 from $59.0 million in 1993, primarily as a result of increases in earnings from partnerships, management fees, rental income, interest income and a higher level of sales of real estate.

     Operating earnings for the Investment Division increased to $67.7 million in 1995 from $51.9 million in 1994 and $28.5 million in 1993. These increases were due primarily to increases in earnings from partnerships, increases in rental income and an increase in gains on sales of other real estate. Gains on other real estate sales in the Investment Division were $15.8 million in 1995, compared to $9.3 million in 1994. There were no material gains from the sales of real estate in 1993.

FINANCIAL SERVICES

     Financial services activities are conducted primarily through Lennar Financial Services, Inc. ("LFS") and five principal subsidiaries. LFS subsidiaries perform mortgage servicing activities and provide mortgage financing, title insurance and closing services for a wide variety of borrowers and homebuyers. This division also invests in issues of rated portions of commercial real estate mortgage-backed securities for which Lennar's Investment Division is the special servicer and an investor in the unrated portion of those securities. The following table sets forth selected financial and operational information relating to the Financial Services Division:

                                                Years Ended November 30,
(DOLLARS IN THOUSANDS)                      1995          1994         1993
----------------------------------------------------------------------------
REVENUES                                $   57,787       54,348       59,204
COSTS AND EXPENSES                          38,774       39,504       44,100
INTERCOMPANY INTEREST EXPENSE                2,313        3,144        2,244
----------------------------------------------------------------------------
OPERATING EARNINGS                      $   16,700       11,700       12,860
============================================================================
Dollar volume of
  mortgages originated                  $  650,074      941,351    1,290,836
============================================================================
Number of mortgages
  originated                                 5,900        9,000       12,100
============================================================================
Principal balance of
  servicing portfolio                   $3,400,120    3,392,071    3,410,829
============================================================================
Number of loans serviced                    44,300       45,200       47,000
============================================================================

     Operating earnings of the Financial Services Division increased in 1995 to $16.7 million from $11.7 million in 1994. The increase in earnings was primarily the result of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

earnings from the division's investment in the rated portion of commercial mortgage-backed securities. The division began acquiring these investments during the third quarter of 1994. Consequently, earnings from these investments in 1995 were significantly greater than earnings from these activities in 1994. Additionally, earnings from the division's title and closing services operations increased during 1995 due to the expansion of insurance services provided by the division. The increases in operating earnings during 1995 were partially offset by lower gains from bulk sales of mortgage servicing rights, which were $1.1 million in 1995, compared to $2.5 million in 1994.

     Financial services' operating earnings decreased to $11.7 million in 1994 from $12.9 million in 1993. The decrease in 1994 earnings was partially attributable to lower gains from bulk sales of mortgage servicing rights. In 1994, these gains totaled $2.5 million, compared to $3.3 million during 1993. Also contributing to the lower operating earnings in 1994, was a decline in mortgage loan originations and a reduction in servicing revenues. Partially offsetting these decreases was a reduction of amortization expense for purchased mortgage servicing rights. This amortization decreased as a result of a change in the method of accounting for purchased mortgage servicing rights during 1994. This change in accounting reduced the carrying value of the purchased mortgage servicing rights and the related amortization.

INTEREST EXPENSE

     During 1995, 1994 and 1993, interest costs of $35.8 million, $25.0 million and $19.7 million, respectively, were incurred (excluding the limited-purpose finance subsidiaries) and $23.4 million, $22.1 million and $17.1 million, respectively, were capitalized by the Company's homebuilding and investment operations. Previously capitalized interest charged to expense was $17.8 million in 1995, $15.4 million in 1994 and $13.1 million in 1993.

     Interest amounts incurred and charged to expense in 1995 were greater than those incurred in 1994 and 1993 due to higher debt levels and interest rates. The higher debt at November 30, 1995 is a reflection of the expansion in each of the Company's business segments. The higher interest charged to expense in 1994, when compared to 1993, was primarily the result of the higher volume of homes delivered and land sales during 1994. The amount of interest capitalized by the Company's real estate operations in any one year is a function of the assets under development, outstanding debt levels and interest rates.

INCOME TAXES

     The provision for income taxes in 1995 and 1994 was 39.0% of pre-tax income, compared to 36.0% in 1993. The 1995 and 1994 provisions for income taxes were higher due primarily to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which required the Company to adjust the assets and liabilities for prior business combinations from their net-of-tax to pre-tax amounts.

IMPACT OF ECONOMIC CONDITIONS

     The Company finances its land acquisition and development activities, construction activities, mortgage banking activities and general operating needs primarily from its own base of $607.8 million of equity at November 30, 1995, as well as from commercial bank borrowings. The Company has maintained excellent relationships with the commercial banks participating in its financing arrangements and has no reason to believe that such relationships will not continue in the future. The Company anticipates that there will be adequate mortgage financing available for the purchasers of its homes during 1996 through the Company's own financial services subsidiaries as well as from external sources.

     Total revenues and earnings in 1996 will be affected by both the new home sales order rate during the year and the backlog of home sales contracts at the beginning of the year. As interest rates declined during the latter part of 1995, the Company experienced an increase in the demand for its homes and the Company is entering fiscal 1996 with a backlog of $255.1 million, which is 3% higher than at the beginning of the prior fiscal year. In addition, the Company added approximately $38 million to backlog when it aquired the Houston-based residential business of Friendswood Development Company on December 29, 1995. This acquisition should positively affect revenues and earnings in 1996.

     Inflation can have a long-term impact on the Company because increasing costs of land, materials and labor result in a need to increase the sales prices of homes. In addition, inflation is often accompanied by higher interest rates, which can have a negative impact on housing demand and the costs of financing land development activities and housing construction. In general, in recent years the increases in these costs have followed the rate of inflation and have not had a significant adverse impact on the Company.

GOVERNMENT REGULATIONS

     Governmental bodies in the areas where the Company conducts its business have at times imposed laws and other regulations that affect the development of real estate. These laws and regulations are often subject to frequent change. The State of Florida has adopted a law which requires that commitments to provide roads and other offsite infrastructure be in place prior to the commencement of new construction. This law is being administered by individual counties and municipalities throughout the State and may result in additional fees and assessments, or building moratoriums. It is difficult to predict the impact of this law on future operations, or what changes may take place in the law in the future. The Company may have a competitive advantage in that it believes that most of its Florida land presently meets the criteria under the law, and it has the financial resources to provide for development of the balance of its land in compliance with the law.

     Recently, there have been changes to the various building codes within Florida which have resulted in higher construction costs. The Company believes these additional costs have generally been recoverable through increased selling prices without any significant effect on sales volume.

FINANCIAL CONDITION AND CAPITAL RESOURCES

     Lennar meets the majority of its short-term financing needs with cash generated from operations and funds available under its unsecured revolving credit agreement. During 1995, the Company extended and increased its revolving credit agreement. The agreement, which is with twelve banks, provides a financing commitment of up to $310 million for five years. At November 30, 1995, there was $171.2 million outstanding under the Company's revolving credit agreement, compared to $175.7 million outstanding under the agreement as of the same date last year. In January 1996, the Company entered into an additional $100 million unsecured revolving credit agreement with a one year term.

     During 1995, $13.1 million in cash was used in the Company's operations, compared to $101.8 million provided by operations in fiscal 1994. In 1995, $35.6 million in cash was used to increase inventories through land purchases, land development and construction and $17.0 million was used to increase receivables. The increase in receivables was primarily attributable to the acquisition of $39.6 million of mortgages receivable from the secured creditors of Bramalea of California, Inc. ("BCI") after BCI had filed for bankruptcy protection. The Company acquired this debt (at a significant discount from its face amount) in order to convert these receivables into an ownership interest when BCI is reorganized out of bankruptcy. The uses of cash in 1995 were partially offset by $14.1 million provided by an increase in accounts payable and accrued liabilities. The primary source of cash flow from operations in 1994, in addition to net earnings, was a $119.1 million reduction in loans held for sale or disposition by the Company's Financial Services Division. This was partially offset by $34.3 million used to increase inventories, $13.9 million used to decrease accounts payable and accrued liabilities and $7.9 million used to increase receivables.

     Cash used in investing activities totaled $31.2 million in 1995, compared to $124.2 million in 1994. In 1995, $57.5 million was used to purchase investment securities (commercial mortgage-backed securities) in both the Investment and Financial Services Divisions, $7.4 million was used to increase financial services' loans held for investments and $3.7 million was used to increase the Company's investments in partnerships. These uses of cash were partially offset by $38.2 million provided by the sale of operating properties and land held for investment, as well as $16.3 million provided by receipts from investment securities. In 1994, the primary uses of cash for investing activities consisted of $55.1 million used to purchase operating properties, $46.9 million used to purchase investment securities and $43.6 million used to increase the Company's investments in partnerships. These uses were partially offset by $20.0 million provided by the sale of operating properties.

HOMEBUILDING AND INVESTMENT OPERATIONS

     The Company finances its land acquisitions with its revolving lines of credit or purchase money mortgages or buys land under option agreements. Option agreements permit the Company to acquire portions of properties when it is ready to build homes on them. The financial risk of adverse market conditions associated with longer term land holdings is managed by strategic purchasing in areas that the Company has identified as desirable growth markets along with careful management of the land development process. The Company believes that its land inventories give it a competitive advantage, especially in Florida, where developers face government constraints and regulations which will limit the number of available homesites in future years. Based on its current financing capabilities, the Company does not believe that its land holdings have an adverse effect on its liquidity.

     The Company has supplemented its short-term borrowings with secured term loans. Total secured borrowings, which include term loan debt, as well as mortgage notes payable on certain operating properties and land, were $170.6 million at fiscal year-end 1995 and $136.2 million at November 30, 1994. A significant portion of inventories,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

land held for investment, model homes and operating properties remained unencumbered at the end of the current fiscal year. Total real estate borrowings increased to $336.6 million at November 30, 1995 from $328.9 million at November 30, 1994. This increase was attributable to increases in construction in progress, land inventories and partnership investments.

FINANCIAL SERVICES

     Lennar Financial Services subsidiaries finance their mortgage loans held for sale on a short-term basis by either pledging them as collateral for borrowings under two lines of credit totaling $80 million or borrowing funds from Lennar Corporation in instances where, on a consolidated basis, this minimizes the overall cost of funds. Total borrowings under the two lines of credit were $54.9 million and $54.6 million at November 30, 1995 and 1994, respectively.

     The Financial Services Division utilizes revolving credit lines and repurchase agreements to finance certain mortgage-backed securities. The revolving credit lines total $75 million with total borrowings as of November 30, 1995 of $67.4 million. LFS also has two uncommitted short-term bank credit lines totaling $35 million under which the entire amount was outstanding as of November 30, 1995.

     LFS subsidiaries sell the mortgage loans they originate within thirty to sixty days of origination. At November 30, 1995, the balance of loans held for sale or disposition was $123.8 million, compared to $124.3 million one year earlier.

LIMITED-PURPOSE FINANCE SUBSIDIARIES

     Limited-purpose finance subsidiaries of LFS have placed mortgage loans and other receivables as collateral for various long-term financings. These subsidiaries pay the debt service on the long-term borrowings primarily from the cash flows generated by the related pledged collateral. Therefore, the related interest income and interest expense, for the most part, offset one another in each of the years in the three-year period ended November 30, 1995. The Company believes that the cash flows generated by these subsidiaries will be adequate to meet the required debt payment schedules.

     Based on the Company's current financial condition and credit relationships, Lennar believes that its operations and borrowing resources will provide for its current and long-term capital requirements at the Company's anticipated levels of growth.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires companies to evaluate long-lived assets for impairment based on the undiscounted future cash flows of the asset. If a long-lived asset is identified as impaired, the value of the asset must be reduced to its fair value. The Company's land holdings and operating properties would be considered long-lived assets under this pronouncement.

     In May 1995, the Financial Accounting Standards Board issued SFAS No. 122, "Accounting for Mortgage Servicing Rights". SFAS No. 122, among other provisions, requires the recognition of originated mortgage servicing rights as assets by allocating total costs incurred in originating a loan between the loan and the servicing rights based on their relative fair values. Presently, the cost of originated mortgage servicing rights is included with the cost of the related loans and written off against income when the loans are sold. Also, under SFAS No. 122, all capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value.

     These statements are effective for fiscal years beginning after December 15, 1995. The Company plans to adopt these statements in the first quarter of its fiscal year ending November 30, 1997. The actual effects of implementing these new standards have not been determined. However, their adoption is not expected to have any material adverse affect on the Company's financial position or results of operations.

DELOITTE &
 TOUCH LLP
----------            ---------------------------------------------------------
        [LOGO]        Certified Public Accountants  Suite 2500
                                                    100 Southeast Second Street
                                                    Miami, Florida 33131-2135
                                                    Telephone: (305) 358-4141
                                                    Facsimile: (305) 372-3160

To the Board of Directors and Stockholders of Lennar Corporation:

We have audited the accompanying consolidated balance sheets of Lennar Corporation and subsidiaries (the "Company") as of November 30, 1995 and 1994 and the related consolidated statements of earnings, cash flows and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended November 30, 1993 were audited by other auditors, whose report dated January 18, 1994, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lennar Corporation and subsidiaries at November 30, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, effective December 1, 1993, the Company changed its method of accounting for income taxes to conform to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and its method of evaluating purchased mortgage servicing rights for impairment. As discussed in Note 1 to the consolidated financial statements, effective December 1, 1994, the Company changed its method of accounting for its investments in debt securities to conform with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

/s/ DELOITTE & TOUCHE LLP

January 11, 1996

---------------
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
---------------


CONSOLIDATED BALANCE SHEETS
Lennar Corporation and Subsidiaries
November 30, 1995 and 1994

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                              1995           1994
----------------------------------------------------------------------------------------------------------
ASSETS
HOMEBUILDING, INVESTMENT AND FINANCIAL SERVICES:
  Homebuilding and investment assets:
    Cash and cash equivalents                                                      $   21,870       16,801
    Receivables, net                                                                   70,202       48,165
    Inventories:
      Construction in progress and model homes                                        199,774      175,547
      Land held for development                                                       304,630      300,488
                                                                                   -----------------------
        Total inventories                                                             504,404      476,035

    Land held for investment                                                           72,976       80,747
    Operating properties and equipment, net                                           189,341      193,621
    Investments in and advances to partnerships                                       114,240      106,637
    Other assets                                                                       40,792       29,598
  Financial services assets                                                           353,809      252,195
----------------------------------------------------------------------------------------------------------
        Total assets - homebuilding, investment and financial services              1,367,634    1,203,799
----------------------------------------------------------------------------------------------------------
LIMITED-PURPOSE FINANCE SUBSIDIARIES -  COLLATERAL FOR BONDS AND NOTES PAYABLE         74,728       89,424
----------------------------------------------------------------------------------------------------------
                                                                                   $1,442,362    1,293,223
==========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
HOMEBUILDING, INVESTMENT AND FINANCIAL SERVICES:
  Homebuilding and investment liabilities:
    Accounts payable and accrued liabilities                                       $  114,833      102,582
    Customer deposits                                                                  14,441       15,271
    Income taxes:
      Currently payable                                                                12,219       10,205
      Deferred                                                                         42,611       50,796
    Mortgage notes and other debts payable                                            336,633      328,936
  Financial services liabilities                                                      243,191      168,348
----------------------------------------------------------------------------------------------------------
        Total liabilities - homebuilding, investment and financial services           763,928      676,138
----------------------------------------------------------------------------------------------------------
LIMITED-PURPOSE FINANCE SUBSIDIARIES - BONDS AND NOTES PAYABLE                         70,640       82,997
----------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
  Common stock of $.10 par value per share
    Authorized 100,000 shares; issued and outstanding:
    1995 - 25,878; 1994 - 25,781                                                        2,588        2,578
  Class B common stock of $.10 par value per share
    Authorized 30,000 shares; issued and outstanding:
    1995 - 9,986; 1994 - 9,987                                                            999          999
  Additional paid-in capital                                                          170,586      169,605
  Retained earnings                                                                   427,851      360,906
  Unrealized gain on securities available-for-sale, net                                 5,770         -
----------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                    607,794      534,088
----------------------------------------------------------------------------------------------------------
                                                                                   $1,442,362    1,293,223
==========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Lennar Corporation and Subsidiaries
Years Ended November 30, 1995, 1994 and 1993

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         1995         1994       1993
--------------------------------------------------------------------------------
REVENUES:

  Homebuilding                                 $665,510     647,750      532,150

  Investment                                    139,482     106,343       58,955

  Financial services                             57,787      54,348       59,204

  Limited-purpose finance subsidiaries            7,689       9,485       14,355
--------------------------------------------------------------------------------
    Total revenues                              870,468     817,926      664,664
--------------------------------------------------------------------------------

COSTS AND EXPENSES:

  Homebuilding                                  606,980     577,105      471,943

  Investment                                     71,794      54,439       30,458

  Financial services                             38,774      39,504       44,100

  Limited-purpose finance subsidiaries            7,687       9,441       14,351

  Corporate general and administrative           10,523      10,309        8,670

  Interest                                       19,255      15,382       13,088
--------------------------------------------------------------------------------
    Total costs and expenses                    755,013     706,180      582,610
--------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND
 CUMULATIVE EFFECT OF CHANGES IN
 ACCOUNTING PRINCIPLES                          115,455     111,746       82,054

INCOME TAXES                                     45,028      43,581       29,543
--------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT
 OF CHANGES IN ACCOUNTING PRINCIPLES             70,427      68,165       52,511

CUMULATIVE EFFECT OF CHANGES IN
 ACCOUNTING PRINCIPLES FOR:
  Income taxes                                      -         4,745          -

  Purchased mortgage servicing rights               -        (3,784)         -
--------------------------------------------------------------------------------

NET EARNINGS                                   $ 70,427      69,126       52,511
================================================================================
NET EARNINGS PER SHARE:

  BEFORE CUMULATIVE EFFECT OF
   CHANGES IN ACCOUNTING PRINCIPLES            $   1.95        1.89         1.51

  CUMULATIVE EFFECT OF CHANGES IN
   ACCOUNTING PRINCIPLES                            -           .03          -
--------------------------------------------------------------------------------
NET EARNINGS PER SHARE                         $   1.95        1.92         1.51
================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Lennar Corporation and Subsidiaries
Years Ended November 30, 1995, 1994 and 1993

(IN THOUSANDS)                                            1995       1994       1993
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                         $  70,427    69,126      52,511
  Adjustments to reconcile
   net earnings to net cash
   provided by (used in)
   operating activities:
    Depreciation and amortization                         10,274     8,396       9,976
    Equity in earnings of partnerships                   (31,203)  (20,710)     (7,046)
    Gain on sales of other real estate                   (15,776)  (11,930)       (548)
    Decrease in deferred income taxes                     (8,185)   (9,324)     (2,296)
    Changes in assets and liabilities, net
     of effects from accounting changes:
      Increase in receivables                            (17,009)   (7,861)    (16,325)
      Increase in inventories                            (35,581)  (34,261)    (87,439)
      Decrease (increase) in financial
       services' loans held for sale
       or disposition                                         30   119,071     (49,653)
      Increase (decrease) in accounts
       payable and accrued liabilities                    14,140   (13,890)     27,227
    Other, net                                              (248)    3,192       5,126
--------------------------------------------------------------------------------------
      Net cash provided by
       (used in) operating activities                    (13,131)  101,809     (68,467)
--------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Operating properties and equipment:
    Additions                                            (10,053)  (55,125)    (21,366)
    Sales                                                 21,813    20,007          -
  Sales of land held for investment                       16,365     1,530          -
  Increase in investments in and
   advances to partnerships                               (3,701)  (43,639)    (20,180)
  Increase in financial services'
   loans held for investment                              (7,416)   (6,704)     (4,623)
  Purchase of investment securities                      (57,450)  (46,884)         -
  Receipts from investment securities                     16,279     3,994          -
  Purchase of interest in joint
   ventures, net of cash acquired                            -         -        (4,782)
  Other, net                                              (7,082)    2,631      (6,129)
--------------------------------------------------------------------------------------
      Net cash used in investing activities              (31,245) (124,190)    (57,080)
--------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under
   revolving credit agreement                             (4,500)   46,000      84,800
  Net borrowings (repayments) under
   financial services' short-term debt                   (11,234) (113,447)     23,159
  Mortgage notes and other debts payable:
    Proceeds from borrowings                             159,039   116,940      17,241
    Principal payments                                   (85,377)  (23,232)    (92,209)
  Limited-purpose finance subsidiaries:
    Principal reduction of mortgage
     loans and other receivables                          14,058    39,777      55,464
    Principal reduction of bonds and notes payable       (12,818)  (37,429)
  Common stock:
    Issuance                                                 991       778      98,251
    Dividends                                             (3,482)   (3,289)     (2,619)
--------------------------------------------------------------------------------------
      Net cash provided by financing activities           56,677    26,098     132,420
--------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents               12,301     3,717       6,873
  Cash and cash equivalents at beginning of year          17,942    14,225       7,352
--------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year             $  30,243    17,942      14,225
======================================================================================
Summary of cash and cash equivalent balances:
  Homebuilding and investment                          $  21,870    16,801      10,606
  Financial services                                       8,373     1,141       3,619
--------------------------------------------------------------------------------------
                                                       $  30,243    17,942      14,225
======================================================================================
Supplemental disclosures of cash flow information:
  Cash paid for interest, net of amounts capitalized   $  20,815    12,303      17,692
  Cash paid for income taxes                           $  47,028    46,443      28,666

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Lennar Corporation and Subsidiaries
Years Ended November 30, 1995, 1994 and 1993

(IN THOUSANDS)                                          1995      1994     1993
--------------------------------------------------------------------------------
COMMON STOCK:
  Beginning balance                                   $  2,578    1,715    1,364
  Shares issued under public offering                      -        -        345
  Three-for-two stock split effected in
   the form of a 50% stock dividend                        -        859      -
  Shares issued under employee stock plans                  10        4        6
--------------------------------------------------------------------------------
    Balance at November 30                               2,588    2,578    1,715
--------------------------------------------------------------------------------
CLASS B COMMON STOCK:
  Beginning balance                                        999      666      666
  Three-for-two stock split effected in
   the form of a 50% stock dividend                        -        333      -
--------------------------------------------------------------------------------
    Balance at November 30                                 999      999      666
--------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Beginning balance                                    169,605  170,023   72,123
  Shares issued under public offering                      -        -     96,747
  Three-for-two stock split effected in
   the form of a 50% stock dividend                        -     (1,192)     -
  Shares issued under employee stock plans                 981      774    1,153
--------------------------------------------------------------------------------
    Balance at November 30                             170,586  169,605  170,023
--------------------------------------------------------------------------------
RETAINED EARNINGS:
  Beginning balance                                    360,906  295,069  245,177
  Net earnings                                          70,427   69,126   52,511
  Cash dividends - common stock                         (2,583)  (2,448)  (1,953)
  Cash dividends - Class B common stock                   (899)    (841)    (666)
--------------------------------------------------------------------------------
    Balance at November 30                             427,851  360,906  295,069
--------------------------------------------------------------------------------
UNREALIZED GAIN ON SECURITIES
 AVAILABLE-FOR-SALE, NET:
  Beginning balance                                        -        -        -
  Net unrealized gains for the year                      5,770      -        -
--------------------------------------------------------------------------------
    Balance at November 30                               5,770      -        -
--------------------------------------------------------------------------------
      Total stockholders' equity                      $607,794  534,088  467,473
================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Lennar Corporation and all wholly-owned subsidiaries (the "Company"). The Company's investments in partnerships are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

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

INVENTORIES

     Inventories are stated at the lower of accumulated costs or net realizable value. Net realizable value is evaluated at the community level and is defined as the estimated proceeds upon disposition less all future costs to complete and sell. Inventory adjustments to net realizable value in 1995, 1994 and 1993 were not material to the Company. Start-up costs, construction overhead and selling expenses are expensed as incurred. Homes held for sale are classified as construction in progress until delivered. Land, land development, amenities and other costs are accumulated by specific area and allocated proportionately to homes within the respective area.

INTEREST AND REAL ESTATE TAXES

     Interest and real estate taxes attributable to land, homes and operating properties are capitalized and added to the cost of those properties as long as the properties are being actively developed. Interest expense relating to financial services operations and limited-purpose finance subsidiaries is included in their respective costs and expenses. Interest related to homebuilding and investment operations, including interest costs relieved from inventories, is included in interest expense.

     During 1995, 1994 and 1993, interest costs of $35.8 million, $25.0 million and $19.7 million, respectively, (excluding the limited-purpose finance subsidiaries) were incurred and $23.4 million, $22.1 million and $17.1 million, respectively, were capitalized by the Company's homebuilding and investment operations. Previously capitalized interest charged to expense in 1995, 1994 and 1993 was $17.8 million, $15.4 million and $13.1 million, respectively.

OPERATING PROPERTIES AND EQUIPMENT

     Operating properties and equipment are recorded at cost. Depreciation is calculated to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method. The range of estimated useful lives for operating properties is 15 to 40 years and for equipment is 2 to 10 years.

INVESTMENT SECURITIES

     Effective December 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This new standard requires that debt and equity securities that have determinable fair values be classified as available-for-sale unless they are classified as held to maturity. Securities classified as held to maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity. Available-for-sale securities are recorded at fair value in the balance sheet. Any unrealized holding gains or losses on available-for-sale securities are reported in a separate component of stockholders' equity, net of tax effects, until realized.

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

INCOME TAXES

     Effective December 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse. Prior to December 1, 1993, the Company utilized the deferred method of accounting for income taxes under which deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation.

NET EARNINGS PER SHARE

     Net earnings per share is calculated by dividing net earnings by the weighted average number of the total of common shares, Class B common shares and common share equivalents outstanding during each year. The weighted average number of shares outstanding was 36,100,000, 36,086,000 and 34,709,000 in 1995,
1994 and 1993, respectively.

FINANCIAL SERVICES

     Mortgage loans held for sale or disposition by the Financial Services Division are recorded at the lower of cost or market, as determined on an aggregate basis. Discounts recorded on these loans are presented as a reduction of the carrying amount of the loans and are not amortized.

     This division enters into forward sales and option contracts to protect the value of loans held for sale or disposition from increases in market interest rates. Adjustments are made to these loans based on changes in the market value of these hedging contracts (see Note 15).

     When the division sells loans or mortgage-backed securities in the secondary market, a gain or loss is recognized to the extent that the sales proceeds exceed, or are less than, the book value of the loans or the securities. Loan origination fees, net of direct origination costs, are deferred and recognized as a component of the gain or loss when loans are sold.

     The division generally retains the servicing on the loans and mortgage-backed securities it sells and recognizes servicing fee income as those services are performed.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires companies to evaluate long-lived assets for impairment based on the undiscounted future cash flows of the asset. If a long-lived asset is identified as impaired, the value of the asset must be reduced to its fair value. The Company's land holdings and operating properties would be considered long-lived assets under this pronouncement.

     In May 1995, the Financial Accounting Standards Board issued SFAS No. 122, "Accounting for Mortgage Servicing Rights". SFAS No. 122, among other provisions, requires the recognition of originated mortgage servicing rights as assets by allocating total costs incurred in originating a loan between the loan and the servicing rights based on their relative fair values. Presently, the cost of originated mortgage servicing rights is included with the cost of the related loans and written off against income when the loans are sold. Also, under SFAS No. 122, all capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value.

     These statements are effective for fiscal years beginning after December 15, 1995. The Company plans to adopt these statements in the first quarter of its fiscal year ending November 30, 1997. The actual effects of implementing these new standards have not been determined. However, their adoption is not expected to have any material adverse affect on the Company's financial position or results of operations.

RECLASSIFICATIONS

     Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 1995 presentation.

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

HOMEBUILDING

     Homebuilding operations include the construction and sale of single-family and multi-family homes. These activities also include the purchase, development and sale of residential land. The following table sets forth financial information relating to the homebuilding operations:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

                                          Years Ended November 30,
(IN THOUSANDS)                          1995         1994       1993
----------------------------------------------------------------------
REVENUES:
Sales of homes                        $646,986     626,341     513,503
Other                                   18,524      21,409      18,647
----------------------------------------------------------------------
   Total revenues                      665,510     647,750     532,150
COSTS AND EXPENSES:
Cost of homes sold                     523,028     498,132     400,159
Cost of other revenues                  13,948      15,769      16,302
Selling, general & administrative       70,004      63,204      55,482
----------------------------------------------------------------------
   Total costs and expenses            606,980     577,105     471,943
----------------------------------------------------------------------
OPERATING EARNINGS                    $ 58,530      70,645      60,207
----------------------------------------------------------------------
IDENTIFIABLE ASSETS                   $541,266     531,330     500,507
----------------------------------------------------------------------
DEPRECIATION AND
  AMORTIZATION                        $  1,842       1,522       1,037
----------------------------------------------------------------------

INVESTMENT

     The Investment Division is involved in the development, management and leasing, as well as the acquisition and sale, of commercial and residential properties and land. This division also participates in and manages partnerships with financial institutions. During 1994, this division began acquiring, at a discount, issues of the unrated portion of debt securities which are collateralized by real estate loans. The following table sets forth financial information relating to the Investment Division's operations:

                                              Years Ended November 30,
(IN THOUSANDS)                              1995       1994        1993
-------------------------------------------------------------------------
REVENUES:
Rental income                            $ 49,439      43,487      37,708
Equity in earnings
  of partnerships                          30,852      20,710       7,046
Management fees                            10,274      12,390       6,714
Sales of real estate                       38,173      21,518          45
Other                                      10,744       8,238       7,442
-------------------------------------------------------------------------
   Total revenues                         139,482     106,343      58,955
COST OF SALES AND EXPENSES                 71,794      54,439      30,458
-------------------------------------------------------------------------
OPERATING EARNINGS                       $ 67,688      51,904      28,497
-------------------------------------------------------------------------
IDENTIFIABLE ASSETS                      $453,483     411,366     281,883
-------------------------------------------------------------------------
CAPITAL EXPENDITURES                     $  7,867      53,646      42,102
-------------------------------------------------------------------------
DEPRECIATION AND
  AMORTIZATION                           $  5,483       5,010       4,130
-------------------------------------------------------------------------

FINANCIAL SERVICES

     The Financial Services Division's activities are conducted primarily through Lennar Financial Services, Inc. and five subsidiaries: Universal American Mortgage Company, AmeriStar Financial Services, Inc., Universal Title Insurors, Inc., Lennar Capital Corporation and TitleAmerica Insurance Corporation. These companies arrange mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquire, package and resell home mortgage loans; and perform mortgage loan servicing activities. This division also invests in issues of rated portions of commercial real estate mortgage-backed securities for which Lennar's Investment Division is the special servicer and an investor in the unrated portions of those securities. The following table sets forth financial information relating to the financial services operations:

                            Years Ended November 30,
(IN THOUSANDS)             1995       1994       1993
-------------------------------------------------------
REVENUES                $ 57,787     54,348      59,204
COSTS AND EXPENSES        38,774     39,504      44,100
INTERCOMPANY
   INTEREST EXPENSE*       2,313      3,144       2,244
-------------------------------------------------------
OPERATING EARNINGS      $ 16,700     11,700      12,860
-------------------------------------------------------
IDENTIFIABLE ASSETS     $353,809    252,195     284,391
-------------------------------------------------------
DEPRECIATION AND
  AMORTIZATION          $  2,196      1,450       4,886
-------------------------------------------------------
* Intercompany interest expense is reflected above to show interest expense on intercompany debt of the financial services operations.

3. SUBSEQUENT EVENT-ACQUISITION

     On December 29, 1995, the Company purchased the assets and operations of the residential business of Friendswood Development Company, the real estate subsidiary of Exxon Corporation, for approximately $110 million in cash, subject to certain post-closing adjustments. The Company financed this transaction through borrowings under its existing revolving credit agreement. The acquisition of these assets and operations will be accounted for in fiscal 1996 using the purchase method of accounting.

4. ACCOUNTING CHANGES

     Effective December 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". This change in accounting principle resulted in an increase to net earnings of $4.7 million in the first quarter of 1994. The change in accounting for income taxes did not have a significant effect on the Company's results of operations.

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

5. RESTRICTED CASH

     Cash includes restricted deposits of $3.1 million and $3.7 million as of November 30, 1995 and 1994, respectively. These balances are comprised primarily of escrow deposits held related to condominium purchases and security deposits from tenants of commercial and apartment properties.

6. SUMMARY OF NON-CASH INVESTING AND
    FINANCING ACTIVITIES

     During 1995, the Company acquired commercial mortgage-backed securities for $81.7 million. Of this amount, $57.5 million was paid in cash and $24.2 million was financed by the sellers.

     During 1994, the Company's Financial Services Division acquired commercial mortgage-backed securities for $72.4 million. Of this amount, $25.4 million was paid in cash and the balance of $47.0 million was financed by the sellers.

     During 1993, the Company acquired a portfolio of loans from the Resolution Trust Corporation for $24.8 million. Of this amount, $5.0 million was paid in cash and the Company issued a non-recourse note in the amount of $19.8 million for the remainder.

     Also during 1993, the Company purchased the other partners' interests in three of its joint ventures. As a result, the operations of these ventures were consolidated into the accounts of the Company as of the respective dates of acquisition. The net result of these transactions was to decrease investments in and advances to partnerships by $34.9 million, increase all other assets by $73.7 million and increase liabilities by $38.8 million.

7. RECEIVABLES

                                                  November 30,
(IN THOUSANDS)                                 1995         1994
-----------------------------------------------------------------
Accounts receivable                           $24,516      31,253
Mortgage and notes receivable                  48,659      20,801
-----------------------------------------------------------------
                                               73,175      52,054
Allowance for doubtful accounts                (2,372)     (1,528)
Deferred income and unamortized discounts        (601)     (2,361)
-----------------------------------------------------------------
                                              $70,202      48,165
=================================================================

8. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS

     Summarized financial information on a combined 100% basis related to the Company's significant partnerships accounted for by the equity method follows:

                                                 November 30,
(IN THOUSANDS)                               1995           1994
-----------------------------------------------------------------
ASSETS:
Cash                                     $   66,927        96,046
Portfolio investments                     1,078,841     1,286,375
Other assets                                 22,160        61,722
-----------------------------------------------------------------
                                          1,167,928     1,444,143
=================================================================
LIABILITIES AND EQUITY:
Accounts payable and
   other liabilities                     $   77,424        93,943
Notes and mortgages payable                 570,882       737,344
Equity of:
   The Company                              149,174       105,537
   Others                                   370,448       507,319
-----------------------------------------------------------------
                                         $1,167,928     1,444,143
=================================================================

     Portfolio investments consist primarily of mortgage loans and business loans collateralized by real property, as well as commercial properties and land held for investment or sale. The Company's share of the partnerships' equity at November 30, 1995 includes $113.6 million and $35.6 million related to the Investment Division's and Financial Services Division's investments in partnerships, respectively.

                                    Years Ended November 30,
(IN THOUSANDS)                 1995          1994          1993
-----------------------------------------------------------------
Revenues                     $280,286       246,236       112,692
Costs and expenses            115,269       128,784        78,653
-----------------------------------------------------------------
Pre-tax earnings of
   partnerships              $165,017       117,452        34,039
=================================================================
The Company's share of
  pre-tax earnings           $ 31,203        20,710         7,046
=================================================================

     The Company's investments in partnerships consist primarily of its Investment Division partnerships. At November 30, 1995, the Company's equity interests in these partnerships ranged from 25% to 50% (which in one instance includes an investment by the Company's Financial Services Division). These partnerships are involved in the acquisition and management of portfolios of real estate loans and assets. The Company shares in the profits and losses of these partnerships and, as the manager of the partnerships, receives fees for the management and disposition of the assets. The outstanding debt of these partnerships is not guaranteed by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

9. OPERATING PROPERTIES AND EQUIPMENT
                                                November 30,
(IN THOUSANDS)                               1995          1994
----------------------------------------------------------------
Rental apartment properties                $ 69,027       66,818
Retail centers                               62,952       62,639
Office buildings                             39,718       41,740
Community recreational facilities             9,693       14,207
Other                                        33,520       30,452
----------------------------------------------------------------
         Total land and buildings           214,910      215,856
Furniture, fixtures and equipment            10,615        9,790
----------------------------------------------------------------
         Total                              225,525      225,646
Accumulated depreciation                    (36,184)     (32,025)
----------------------------------------------------------------
                                           $189,341      193,621
================================================================

     The Company leases retail, office and other facilities under non-cancellable operating leases with terms in excess of twelve months. The future minimum rental revenues under these leases for the five years subsequent to November 30, 1995, are as follows (in thousands): 1996-$13,078; 1997-$12,169;
1998-$9,900; 1999-$8,000 and 2000-$6,453.

10. MORTGAGE NOTES AND OTHER DEBTS PAYABLE
                                                             November 30,
(DOLLARS IN THOUSANDS)                                     1995           1994
--------------------------------------------------------------------------------
Secured without recourse to the Company:
  Mortgage notes on operating properties
   and land with fixed interest rates from
   6.8% to 9.5%, due through 2003                       $  25,616         25,169
Other secured debt:
  Term loan notes with floating interest
   rates (6.6% to 6.8% at November 30, 1995),
   secured by certain real estate and operating
   properties, due through 2002                            84,960         50,000
  Mortgage notes on operating properties and
   land with interest rates from 4.0% to 8.3%,
   due through 2015                                        60,002         61,057
Unsecured revolving credit notes payable
 with floating interest rates                             117,225        122,735
Other notes payable with floating interest
 rates (6.7% to 8.8% at November 30, 1995),
 due in 1996                                               48,830         13,500
Unsecured term loan note with floating
 interest rate                                                -           56,475
--------------------------------------------------------------------------------
                                                         $336,633        328,936
================================================================================

     During 1995, the Company amended its unsecured revolving credit agreement by extending the term to five years and increasing the commitment to $310 million. This agreement is with twelve banks. Certain Financial Services Division subsidiaries are co-borrowers under this facility and at November 30, 1995 and 1994 their borrowings under this agreement amounted to $54.0 million and $53.0 million, respectively. The total amount outstanding under the Company's revolving credit agreement at November 30, 1995 and 1994 was $171.2 million and $175.7 million, respectively. In January 1996, the Company entered into an additional $100 million unsecured revolving credit agreement which expires in January 1997.

     The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates (see Note 15).

     The minimum aggregate principal maturities of mortgage notes and other debts payable during the five years subsequent to November 30, 1995, are as follows (in thousands): 1996-$94,024; 1997-$12,439; 1998-$24,492; 1999-$1,005
and 2000 -$844. All of the notes secured by land contain collateral release provisions for accelerated payment which may be made as necessary to maintain construction schedules.

11. FINANCIAL SERVICES

     The assets and liabilities related to the Company's financial services operations (as described in Note 2) are summarized as follows:

                                                                November 30,
(IN THOUSANDS)                                               1995         1994
--------------------------------------------------------------------------------
ASSETS:
Loans held for sale or disposition, net                     $123,842     124,324
Investment securities available-for-sale                     141,832         -
Loans and mortgage-backed
    securities held for investment, net                       43,506     107,989
Investments in and advances
    to partnerships                                           27,301         -
Cash and receivables, net                                     14,416      11,579
Servicing acquisition costs                                    2,329       3,949
Other                                                            583       4,354
--------------------------------------------------------------------------------
                                                            $353,809     252,195
================================================================================
LIABILITIES:
Notes and other debts payable                               $228,488     154,379
Other                                                         14,703      13,969
--------------------------------------------------------------------------------
                                                            $243,191     168,348
================================================================================

     Investments in and advances to partnerships consist primarily of a 15.1% equity interest, acquired in the fourth quarter of 1995, in a partnership in which the Investment Division owns a 9.9% equity interest (see Note 8).

     The Financial Services Division finances its activities through various lines of credit, borrowings under short-term repurchase agreements or borrowings from Lennar Corporation, when on a consolidated basis the Company can minimize its cost of funds.

     Warehouse lines of credit with banks are used to fund the division's mortgage loan activity. Borrowings under these agreements were $54.9 million and $54.6 million at November 30, 1995 and 1994, respectively, and were collateralized by mortgage loans with outstanding principal balances of $57.0 million and $57.9 million, respectively, and by servicing rights to approximately $1.5 billion of loans serviced by the division. There are several interest rate pricing options which fluctuate with market rates. The borrowing rate has been reduced to the extent that custodial escrow balances exceeded required compensating balance levels. The effective interest rate on these agreements at November 30, 1995 was 0.8%. On December 22, 1995, the Company entered into a new warehouse line of credit facility totaling $125 million that expires December 20, 1996, unless otherwise extended.

     The division has two revolving lines of credit to finance certain mortgage-backed securities which provide for aggregate borrowings of $75 million, expiring in 1998. Borrowings under these agreements were $67.4 million at November 30, 1995 and were collateralized by mortgage-backed securities with an aggregate carrying value of $101.1 million. The weighted average interest rate at November 30, 1995 was 5.8%.

     The division also utilizes short-term financing arrangements to sell mortgage-backed securities under agreements to repurchase them with securities dealers in the business of providing such financing. At November 30, 1995 and 1994, repurchase agreements outstanding totaled $17.2 million and $46.8 million, respectively, and had a weighted average borrowing rate of 6.8% and 6.5%, respectively.

     During 1995, the division entered into two uncommitted, short-term bank credit lines which provide for aggregate borrowings of $35.0 million. As of November 30, 1995, $35.0 million was outstanding at an interest rate of 6.4%. Advances generally mature within 90 days and are unsecured.

     Certain subsidiaries of the Financial Services Division are co-borrowers in the Company's revolving credit agreement (see Note 10). As of November 30, 1995 and 1994, the division's borrowings under this agreement amounted to $54.0 million and $53.0 million, respectively.

     Certain of the division's servicing agreements require it to pass through payments on loans even though it is unable to collect such payments and, in certain instances, be responsible for losses incurred through foreclosure. Exposure to this credit risk is minimized through geographical diversification and review of the mortgage loan servicing created or purchased. Management believes that it has provided adequate reserves for expected losses based on the net realizable value of the underlying collateral. Provisions for these losses have not been material to the Company. The division is also subject to prepayment risk on the servicing portfolio. Exposure to prepayment risk is managed by the division's ongoing evaluation of prepayment possibilities.

12. LIMITED-PURPOSE FINANCE SUBSIDIARIES

     In prior years, limited-purpose finance subsidiaries of the Financial Services Division placed mortgages and other receivables as collateral for various long-term financings. These limited-purpose finance subsidiaries pay the principal of, and interest on, these financings primarily from the cash flows generated by the related pledged collateral which includes a combination of mortgage notes, mortgage-backed securities and funds held by trustee.

     At November 30, 1995 and 1994, the balances outstanding for the bonds and notes payable were $70.6 and $83.0 million, respectively. The borrowings mature in years 2013 through 2018 and carry interest rates ranging from 7.1% to 14.3%. The annual principal repayments are dependent upon collections on the underlying mortgages, including prepayments, and cannot be reasonably determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

13. INCOME TAXES

     The provisions (benefits) for income taxes consist of the following:

                                            Years Ended November 30,
(IN THOUSANDS)                            1995        1994       1993
----------------------------------------------------------------------
Current:
         Federal                        $ 47,857     44,092     28,620
         State                             6,787      8,337      5,400
----------------------------------------------------------------------
                                          54,644     52,429     34,020
----------------------------------------------------------------------
Deferred:
         Federal                          (9,982)    (7,443)    (4,013)
         State                               366     (1,405)      (464)
----------------------------------------------------------------------
                                          (9,616)    (8,848)    (4,477)
----------------------------------------------------------------------
         Total expense                  $ 45,028     43,581     29,543
======================================================================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences which comprise the net deferred tax liability are as follows:

                                                                November 30,
(IN THOUSANDS)                                               1995         1994
--------------------------------------------------------------------------------
Deferred tax liabilities:
         Capitalized expenses                              $36,818        36,447
         Acquisition adjustments                            15,154        15,913
         Deferred gains                                     16,973        13,307
         Installment sales                                   4,649         5,801
         Unrealized gain on securities
           available-for-sale                                3,689           -
         Other                                               3,531         2,592
--------------------------------------------------------------------------------
            Total deferred tax liabilities                  80,814        74,060
--------------------------------------------------------------------------------
Deferred tax assets:
         Reserves and accruals                              18,404        16,409
         Investments in partnerships                        14,086         6,185
         Investment securities income                        4,193         2,052
         Other                                               1,151           507
--------------------------------------------------------------------------------
            Total deferred tax assets                       37,834        25,153
--------------------------------------------------------------------------------
            Net deferred tax liability                     $42,980        48,907
================================================================================

     At November 30, 1995 and 1994, the Financial Services Division and the limited-purpose finance subsidiaries had net deferred tax assets (liabilities) of $(.4) million and $1.9 million, respectively.

     For the year ended November 30, 1993, a deferred income tax credit of $4.5 million resulted from timing differences in the recognition of income and expenses for income tax and financial reporting purposes. The sources and tax effects of those timing differences are presented below:

                                                   Income Tax
                                                 Expense (Credit)
                                                 ----------------
(IN THOUSANDS)                                         1993
-----------------------------------------------------------------
Installment and deferred profit
   recognition on sales of real estate               $(2,947)
Capitalized expenses                                  (2,216)
Tax expense in excess of book deductions
   on general and administrative expenses                484
Net change in financial services' loan
   loss reserve                                          428
Recognition of joint venture income                      318
Other, net                                              (544)
-----------------------------------------------------------------
         Total                                       $(4,477)
=================================================================

     A reconciliation of the statutory rate with the effective tax rate follows:

                                            % of Pre-tax Income
                                           ----------------------
                                           1995     1994     1993
-----------------------------------------------------------------
Statutory rate                             35.0     35.0     35.0
State income taxes, net of federal
   income tax benefit                       4.0      4.0      3.9
Other                                        -        -      (2.9)
-----------------------------------------------------------------
         Effective rate                    39.0     39.0     36.0
=================================================================

14. CAPITAL STOCK

COMMON STOCK

     The Company has two classes of common stock. The common stockholders have one vote for each share owned, in matters requiring stockholder approval, and during 1995 received quarterly dividends of $.025 per share. Class B common stockholders have ten votes for each share of stock owned and during 1995 received quarterly dividends of $.0225 per share. As of November 30, 1995, Mr. Leonard Miller, Chairman of the Board and President of the Company, owned or controlled 9.9 million shares of Class B common stock, which represents approximately 79% voting control of the Company.

Stock Option Plans

     The Lennar Corporation 1980 Stock Option Plan ("1980 Plan") expired on December 8, 1990. However, under the terms of the 1980 Plan, certain options granted prior to the plan termination date were still outstanding during the periods presented. The last options granted under the 1980 Plan were exercised in November 1995.

The following table summarizes the status of the 1980 Plan:

                                         1995          1994             1993
-------------------------------------------------------------------------------
Option shares exercised                 52,650        27,600           83,250
  Option price per share
   exercised (range)                $4.33 - 6.57   4.33 - 7.09      4.33 - 7.09
Shares under option                       -           52,650           84,000
  Option price per share (range)          -        4.33 - 6.57      4.33 - 7.09
Shares under option - exercisable         -           34,650           21,750
-------------------------------------------------------------------------------

     The Lennar Corporation 1991 Stock Option Plan ("1991 Plan") provides for the granting of options to certain key employees of the Company to purchase shares at prices not less than market value as of the date of the grant. No options granted under the 1991 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant.

The following table summarizes the status of the 1991 Plan:

                                         1995          1994            1993
--------------------------------------------------------------------------------
Option shares exercised                 22,500        10,650           17,550
  Option price per share
   exercised (range)                $6.54 - 14.33   7.71 - 14.37    6.54 - 11.17
Shares under option                    995,250        958,750         984,900
  Option price per share (range)    $6.54 - 22.55   6.54 - 22.55    6.54 - 22.55
Shares under option - exercisable      203,600        147,187          79,875
--------------------------------------------------------------------------------

EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

     The Employee Stock Ownership/401(k) Plan ("Plan") provides shares of stock to employees who have completed one year of continuous service with the Company. All contributions for employees with five years or more of service are fully vested. The Plan was amended in 1989 to add a cash or deferred program under
Section 401(k) of the Internal Revenue Code. Under the 401(k) portion of the Plan, employees may make contributions which are invested on their behalf, and the Company may also make contributions for the benefit of employees. The Company records as compensation expense an amount which approximates the vesting of the contributions to the Employee Stock Ownership portion of the Plan, as well as the Company's contribution to the 401(k) portion of the Plan.

This amount was (in thousands): $847 in 1995, $625 in 1994 and $361 in 1993. In 1995, 1994 and 1993, 15,332, 22,249 and 13,800 shares, respectively, were contributed to participants' accounts.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     Other than as required to maintain the financial ratios and net worth requirements under the revolving credit and term loan agreements, there are no restrictions on the payment of dividends on common stock by the Company. The cash dividends paid with regard to a share of Class B common stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of common stock in that calendar year. Furthermore, there are no agreements which restrict the payment of dividends by subsidiaries to the Company.

--------------------------------------------------------------------------------

15. FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at November 30, 1995 and 1994, using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The table excludes cash and cash equivalents, accounts receivable and accounts payable, which had fair values approximating their carrying values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

15. FINANCIAL INSTRUMENTS (CONTINUED)

                                                         November 30,
(IN THOUSANDS)                                      1995               1994
------------------------------------------------------------------------------------
                                            CARRYING    FAIR     Carrying      Fair
                                             AMOUNT     VALUE     Amount       Value
------------------------------------------------------------------------------------
ASSETS
HOMEBUILDING AND INVESTMENT:
  Notes and mortgages receivable, net       $  48,058    48,058    18,440    18,440
  Other assets - investment securities
   held to maturity                            21,460    21,460    16,102    16,102
FINANCIAL SERVICES:
  Loans held for sale or disposition, net     123,842   123,842   124,324   124,324
  Investment securities available-for-sale    141,832   141,832       -         -
  Loans and mortgage-backed securities
   held for investment, net                    43,506    47,897   107,989   109,370
LIMITED-PURPOSE FINANCE SUBSIDIARIES:
  Collateral for bonds and notes payable       74,728    78,932    89,424    92,062

LIABILITIES
HOMEBUILDING AND INVESTMENT:
  Mortgage notes and other debts payable      336,633   336,633   328,936   328,936
FINANCIAL SERVICES:
  Notes and other debts payable               228,488   228,488   154,379   154,379
LIMITED-PURPOSE FINANCE SUBSIDIARIES:
  Bonds and notes payable                      70,640    74,067    82,997    83,923

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
HOMEBUILDING AND INVESTMENT:
  Interest rate swap agreements                   -      (3,723)      -        (300)
FINANCIAL SERVICES:
  Commitments to originate loans                  -          71       -        (155)
  Commitments to sell loans                       -        (531)      -         114
------------------------------------------------------------------------------------

     The following methods and assumptions were used by the Company in estimating fair values:

     Notes and mortgages receivable: The fair values are based on discounting future cash flows using the current interest rates at which similar loans would be made or are estimated by the Company on the basis of financial or other information.

     Notes, mortgage notes and other debts payable: The fair value of fixed rate borrowings is based on discounting future cash flows using the Company's incremental borrowing rate. Variable rate borrowings are tied to market indices and thereby, approximate fair value.

     Investment securities, loans held for sale or disposition, loans and mortgage-backed securities held for investment, collateral for bonds and notes payable, bonds and notes payable and loan commitments: The fair values are based on quoted market prices if available. The fair values for instruments which do not have quoted market prices are estimated by the Company on the basis of financial and other information.

     Interest rate swap agreements: The fair value is based on dealer quotes and generally represents an estimate of the amount the Company would pay to terminate the agreement at the reporting date.

     The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. The Company designates interest rate swaps as hedges of specific debt instruments and recognizes interest differentials as adjustments to interest expense as the differentials occur. Counterparties to these agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated. A majority of the Company's variable rate borrowings are based on the London Interbank Offering Rate ("LIBOR") index. At November 30,1995, Lennar had four interest rate swap agreements outstanding with a total notional amount of $220 million, of which $200 million will mature in 2002 and $20 million will mature in 1996. The agreement maturing in 2002 fixed the LIBOR index at 6.0% to 6.1% and the agreements maturing in 1996 fixed the LIBOR index at 8.7%.

     As of November 30, 1995, the Financial Services Division's pipeline of loans in process totaled approximately $33.9 million. There is no exposure to credit risk in this type of commitment until the loans are funded. However, the division uses the same credit policies in the approval of the commitments as are applied to all lending activities. Since a portion of these commitments is expected to expire without being exercised by the borrower, the total commitments do not necessarily represent future cash requirements. There is no exposure to market risk until a rate commitment is extended by the Company to a borrower. Loans in the pipeline of loans in process for which interest rates were committed to the borrower totaled approximately $21.3 million as of November 30, 1995. Substantially all of these commitments are for periods of 30 days or less.

     Mandatory mortgage-backed securities ("MBS") forward commitments are used by the Company to hedge its interest rate exposure during the period from when the Company extends an interest rate lock to a loan applicant until the time in which the loan is sold to an investor. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is managed by the Company by entering into agreements with investment bankers with primary dealer status and with permanent investors meeting the credit standards of the Company. At any time the risk to the Company, in the event of default by the purchaser, is the difference between the contract price and current market value. At November 30, 1995, the Company had open commitments amounting to $68.2 million to sell MBS with varying settlement dates through January 22, 1996. The mortgage loan inventory and pipeline will be used to form the MBS that will fill the forward delivery contracts.

16.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company and certain subsidiaries are parties to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

     The Company had a number of claims for damages relating to a hurricane which occurred in 1992. Most have been settled and to date, the Company's insurers have made all payments required under settlements. Even if the Company were required to make any payments with regard to the remaining hurricane related claims, the Company believes that the amount it would pay would not be material.

     The Company is subject to the usual obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of its business.

     The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled approximately $77.2 million at November 30, 1995.

-------------------------------------------------------------------------------

17. QUARTERLY DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    First    Second   Third    Fourth
-------------------------------------------------------------------------------
1995
Revenues                                  $181,183  210,532   204,730   274,023
Earnings before income taxes              $ 24,602   32,257    25,761    32,835
Net earnings                              $ 15,007   19,677    15,714    20,029
Net earnings per share                    $    .42      .55       .44       .55
===============================================================================

1994
Revenues                                  $191,826  207,318   199,424   219,358
Earnings before income taxes and
 cumulative effect of changes
 in accounting principles                 $ 24,184   29,543    30,255    27,764
Earnings before cumulative effect
 of changes in accounting principles      $ 14,752   18,021    18,456    16,936
Net earnings                              $ 15,713   18,021    18,456    16,936
Net earnings per share before
 cumulative effect of changes in
 accounting principles                    $    .41      .50       .51       .47
Net earnings per share                    $    .44      .50       .51       .47
===============================================================================
Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

SHAREHOLDER INFORMATION
LENNAR CORPORATION AND SUBSIDIARIES

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at 11:00 a.m. on April 2, 1996 at the Doral Park Golf and Country Club,
5001 N.W. 104th Avenue, Miami, Florida

REGISTRAR AND TRANSFER AGENT
The First National Bank of Boston
150 Royall Street
Canton, Massachusetts 02021

LISTING
New York Stock Exchange (LEN)

GENERAL COUNSEL
Robert B. Cole, Esq.
700 N.W. 107th Avenue
Miami, Florida 33172

INDEPENDENT AUDITORS
Deloitte & Touche LLP
100 Southeast Second Street
Miami, Florida 33131

FORM 10-K AVAILABLE
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to any stockholder upon written request to:

         Corporate Relations
         Lennar Corporation
         700 N.W. 107th Avenue
         Miami, Florida 33172
         Telephone: (305) 559-4000


COMPARATIVE COMMON STOCK DATA
----------------------------------------------------------------------------------------------------
              COMMON STOCK PRICES                              CASH DIVIDENDS
            NEW YORK STOCK EXCHANGE                              PER SHARE
----------------------------------------------------------------------------------------------------
FISCAL           HIGH/LOW PRICE                    COMMON STOCK                    CLASS B
QUARTER       1995            1994              1995         1994             1995          1994
----------------------------------------------------------------------------------------------------

First    $17.50 - 15.12   $25.17 - 19.92     2 1/2(cent)   2    (cent)    2 1/4 (cent)  1 2/3 (cent)
Second    20.88 - 15.38    23.50 - 17.88     2 1/2(cent)   2 1/2(cent)    2 1/4 (cent)  2 1/4 (cent)
Third     21.38 - 17.75    22.00 - 17.88     2 1/2(cent)   2 1/2(cent)    2 1/4 (cent)  2 1/4 (cent)
Fourth    23.75 - 19.25    20.75 - 14.25     2 1/2(cent)   2 1/2(cent)    2 1/4 (cent)  2 1/4 (cent)
====================================================================================================

As of November 30, 1995, there were approximately 1,000 holders of record of the Company's common stock.