Form 10-K405, Exhibit 13
period 1997-11-30
LENNAR CORP
filed 1998-02-27
CIK 58696

EXHIBIT 13

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Lennar Corporation and Subsidiaries
At or for the Years Ended November 30,


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)      1997          1996        1995          1994         1993
------------------------------------------------   ----------    ---------    ---------    ---------    ---------

RESULTS OF OPERATIONS:
  Revenues:
      Homebuilding                                 $1,208,570      952,648      665,510      647,750      532,150
      Financial services                           $   89,369       82,577       57,787       54,348       59,204
      Limited-purpose finance subsidiaries         $    5,143        6,436        7,689        9,485       14,355
          Total revenues                           $1,303,082    1,041,661      730,986      711,583      605,709
  Operating earnings - business segments:
      Homebuilding                                 $  120,240       91,066       58,530       70,645       60,207
      Financial services                           $   35,532       28,653       19,013       14,844       15,104
  Corporate general and administrative
      expenses                                     $   15,850       12,396       10,523       10,309        8,670

  Earnings from continuing operations before
      income taxes and cumulative effect of
      changes in accounting principles             $   85,727       84,429       53,310       64,626       56,935
  Earnings from continuing operations              $   50,605       51,502       32,519       39,422       36,438
  Earnings from discontinued operations            $   33,826       36,484       37,908       28,743       16,073
  Net earnings                                     $   84,431       87,986       70,427       69,126       52,511

  Per share amounts:
       Earnings from continuing operations         $     1.34         1.42          .90         1.09         1.05
       Earnings from discontinued operations       $      .89         1.01         1.05          .80          .46
       Cumulative effect of changes
         in accounting principles                  $     --           --           --            .03         --
       Net earnings per share                      $     2.23         2.43         1.95         1.92         1.51
       Cash dividends - common stock               $     .088          .10          .10         .095          .08
       Cash dividends - Class B common stock       $     .079          .09          .09         .084         .067

FINANCIAL POSITION:
   Total assets                                    $1,343,284    1,589,593    1,341,065    1,205,214    1,152,193
    Total debt                                     $  661,695      689,159      557,055      493,203      497,317
   Stockholders' equity                            $  438,999      695,456      607,794      534,088      467,473
   Shares outstanding (000's)                          53,160       35,928       35,864       35,768       35,716
   Stockholders' equity per share                  $     8.26        19.36        16.95        14.93        13.09

DELIVERY AND BACKLOG INFORMATION:
   Number of homes delivered                            6,702        5,968        4,680        4,965        4,634
   Backlog of home sales contracts                      3,318        1,929        1,802        1,703        2,105
   Dollar value of backlog                         $  665,000      312,000      255,000      247,000      264,000

As a result of the Company's spin-off of its commercial real estate investment and management business, including the Investment Division business segment, the Five Year Summary of Selected Financial Data has been restated to reflect the Company's Investment Division as a discontinued operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN GENERAL ECONOMIC CONDITIONS, THE MARKET FOR HOMES GENERALLY AND IN AREAS WHERE THE COMPANY HAS DEVELOPMENTS, THE AVAILABILITY AND COST OF LAND SUITABLE FOR RESIDENTIAL DEVELOPMENT, MATERIALS PRICES, LABOR COSTS, INTEREST RATES, CONSUMER CONFIDENCE, COMPETITION, ENVIRONMENTAL FACTORS AND GOVERNMENT REGULATIONS AFFECTING THE COMPANY'S OPERATIONS.

RESULTS OF OPERATIONS

OVERVIEW

In 1997, Lennar successfully completed the spin-off of its commercial real estate investment and management business consisting of the Investment Division, the portions of the Financial Services Division involved in commercial mortgage lending and investments (but not the portions of its Financial Services Division which are involved in lending to homeowners, servicing residential mortgages or providing services to homebuyers or homeowners) and certain assets of the Homebuilding Division utilized in related businesses. The spin-off was conducted through the distribution of the stock of LNR Property Corporation ("LNR"). The spin-off, in the form of a tax-free distribution, was completed effective October 31, 1997. At the time of the spin-off transaction, Lennar and LNR formed a general partnership ("Lennar Land Partners") to acquire, develop and sell land. Lennar and LNR contributed properties to Lennar Land Partners in exchange for 50% general partnership interests in Lennar Land Partners. Lennar also successfully completed a merger with Pacific Greystone Corporation, thereby significantly expanding its homebuilding operations in California and Arizona and entering the Nevada market. The merger was effective October 31, 1997.

Net earnings for 1997, excluding an after-tax restructuring charge related to the spin-off of $17.5 million ($0.46 per share), were $101.9 million, ($2.69 per share), compared to $88.0 million ($2.43 per share) in 1996. The restructuring charge reduced 1997 net earnings to $84.4 million ($2.23 per share). Fiscal 1996 net earnings had increased from 1995 earnings of $70.4 million ($1.95 per share).

Lennar's earnings from continuing operations decreased in 1997 to $50.6 million ($1.34 per share) from 1996 earnings from continuing operations of $51.5 million ($1.42 per share) on total revenues from continuing operations in 1997 of $1.3 billion compared to $1.0 billion of revenues in 1996. Fiscal 1996 earnings from continuing operations had increased from 1995 earnings of $32.5 million ($0.90 per share), and revenues from continuing operations in 1996 had increased from 1995 revenues of $731.0 million.

Lennar's results of operations for 1997 include the results of the discontinued commercial real estate investment and management business for the period from December 1, 1996 to October 31, 1997, and the results of operations for Pacific Greystone Corporation and the Company's share of the earnings from Lennar Land Partners for the period from November 1, 1997 to November 30, 1997.

HOMEBUILDING

The Homebuilding Division constructs and sells single- family and multi-family homes. These activities also include the purchase, development and sale of residential land. The following tables set forth selected financial and operational information for the periods indicated:

SELECTED HOMEBUILDING DIVISION FINANCIAL DATA

(DOLLARS IN THOUSANDS,                     YEARS ENDED NOVEMBER 30,
EXCEPT AVERAGE SALES PRICES)          1997           1996          1995
----------------------------       ----------    ----------    ----------
Sales of homes                     $1,130,989       894,663       646,986
Other                                  77,581        57,985        18,524
                                   ----------    ----------    ----------
  Total revenues                   $1,208,570       952,648       665,510
Gross profit - home sales ($)      $  223,298       171,513       123,958
Gross profit - home sales (%)            19.7%         19.2%         19.2%
Selling, general &
  administrative expenses          $  130,006        99,301        70,004
Operating earnings ($)             $  120,240        91,066        58,530
Operating earnings (%)                   10.0%          9.6%          8.8%
Average sales price                $  168,800       149,900       138,200
                                   ==========    ==========    ==========

SUMMARY OF HOME AND BACKLOG DATA

DELIVERIES                            1997          1996          1995
--------------------------------   ----------    ----------    ----------
Florida                                 3,367         3,363         3,395
California                                587            58          --
Texas                                   2,075         1,832           781
Arizona                                   645           715           504
Nevada                                     28          --            --
                                   ----------    ----------    ----------
                                        6,702         5,968         4,680
                                   ==========    ==========    ==========
NEW ORDERS
----------
Florida                                 3,457         3,251         3,390
California                                758            52          --
Texas                                   2,305         1,884           821
Arizona                                   573           660           568
Nevada                                     19          --            --
                                   ----------    ----------    ----------
                                        7,112         5,847         4,779
                                   ==========    ==========    ==========
BACKLOG - HOMES
---------------
Florida                                 1,295         1,205         1,317
California                                783            39          --
Texas                                     668           438           183
Arizona                                   454           247           302
Nevada                                    118          --            --
                                   ----------    ----------    ----------
                                        3,318         1,929         1,802
                                   ==========    ==========    ==========
BACKLOG - DOLLAR VALUE
  (IN THOUSANDS)                   $  665,000       312,000       255,000
-----------------------            ==========    ==========    ==========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues from homebuilding operations were $1.2 billion in 1997, $952.6 million in 1996 and $665.5 million in 1995. The increased revenues in both years were primarily the result of additional revenues from home sales. Revenues from the sale of homes increased 26% in 1997 and 38% in 1996. These increases were attributable to both an increase in the number of new home deliveries and an increase in the average sales price. The increases in deliveries were primarily generated from growth in the California and Texas homebuilding markets in 1997 and from growth in the Texas homebuilding market in 1996. The higher average sales price in 1997 was due to a proportionately greater number of sales of higher priced homes from the Company's move-up segment and a greater percentage of deliveries in the California market, which has higher priced homes. The addition of Pacific Greystone Corporation late in 1997 should further increase the percentage of 1998 deliveries which are in California. The higher average sales price in 1996 was due to price increases for existing products, as well as a proportionately greater number of sales of higher priced homes. Other Homebuilding Division revenues consisted primarily of residential land sales in all three years. In 1997, 1996 and 1995, sales of residential land totaled $63.8 million, $50.8 million and $16.2 million, respectively.

The gross profit percentages from the sales of homes were 19.7% in 1997 and 19.2% in both 1996 and 1995. The increase in the gross profit percentage during 1997 is primarily attributable to the Company's expansion in the California market, where the Company is currently experiencing higher margins on home sales.

Selling, general and administrative expenses increased by $30.7 million in 1997 and $29.3 million in 1996. The higher level in 1997 was primarily attributable to start-up and operating costs in California related to the Company's expansion into the California market, prior to the merger with Pacific Greystone Corporation, and additional expenses associated with the increased sales revenues. The higher level of expenses in 1996 was primarily attributable to the Company's expansion in Texas, with the acquisition of Houston-based Village Builders and Friendswood Development Company, and additional expenses associated with the increased sales revenues. Also contributing to the 1996 increase were additional expenses relating to the Company's expansion into California and adult communities in Central Florida. Selling, general and administrative expenses as a percentage of total homebuilding revenues increased to 10.8% in 1997 from 10.4% in 1996 and during 1996, decreased from 10.5% in 1995. The higher percentage in 1997 when compared to 1996 is primarily due to the aforementioned expansion into the California market which should generate increased revenues in future periods. The lower percentage in 1996 when compared to 1995 is primarily due to selling, general and administrative expenses being absorbed by more homes delivered in 1996 than in 1995.

New sales orders increased 22% for both 1997 and 1996. The growth in new orders for 1997 was attributed primarily to the Company's expansion in California and Texas. The growth for 1996 was attributable primarily to expansion in Texas. The new sales orders increase in 1997, coupled with the acquisition of Pacific Greystone Corporation's backlog which was 950 homes at November 30, 1997, resulted in a 72% increase in the Company's backlog of home sales contracts to 3,318 at November 30, 1997, as compared to a backlog of 1,929 contracts a year earlier. The dollar value of contracts in backlog increased 113% to $665.0 million at November 30, 1997 from $312.0 million a year before.

 FINANCIAL SERVICES

Lennar Financial Services, Inc.'s subsidiaries provide mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquire, package and resell mortgage loans and mortgage-backed securities and perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of Lennar communities and others. This division also invested in issues of rated portions of commercial real estate mortgage-backed securities ("CMBS") for which Lennar's discontinued Investment Division was the special servicer and also an investor in related securities. Such CMBS were distributed as part of the spin-off of the commercial real estate management and investment business. The following table sets forth selected financial and operational information relating to the Financial Services
Division:

                                                YEARS ENDED NOVEMBER 30,

(DOLLARS IN THOUSANDS)                      1997           1996           1995
---------------------                   ----------     ----------     ----------
Revenues                                $   89,369         82,577         57,787
Costs and expenses                          53,837         53,924         38,774
Intercompany interest expense                  364            233          2,313
                                        ----------     ----------     ----------
Operating earnings                      $   35,168         28,420         16,700
                                        ==========     ==========     ==========
Dollar volume of
  mortgages originated                  $  419,933        527,036        650,074
                                        ==========     ==========     ==========
Number of mortgages
  originated                                 3,500          4,600          5,900
                                        ==========     ==========     ==========
Principal balance of
  servicing portfolio                   $3,073,010      3,286,225      3,400,120
                                        ==========     ==========     ==========
Number of loans serviced                    39,700         42,100         44,300
                                        ==========     ==========     ==========

Operating earnings of the Financial Services Division in 1997 increased to $35.2 million from $28.4 million in 1996. The increase in 1997 was primarily the result of the expansion of the title business in the Houston market, increased mortgage profits and the effect of capitalization of mortgage servicing rights as required by Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights, as amended by SFAS No. 125,

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, operating earnings increased due to the division's investment in the rated portion of CMBS, partnerships and commercial loans, prior to the spin-off transaction. Mortgage loan originations were lower in 1997, when compared to 1996 and 1995, due to a reduction in the division's involvement in the less profitable wholesale loan origination business. Operating earnings of the Financial Services Division in 1996 had increased from $16.7 million in 1995. The 1996 increase in earnings was primarily the result of earnings from the division's investment in the rated portions of CMBS, partnerships and commercial loans. Additionally, earnings from the division's title and closing services operations increased during 1996 due to the acquisition of Regency Title Company in Houston. The increases in operating earnings during 1996 were partially offset by lower gains from bulk sales of mortgage servicing rights.

DISCONTINUED OPERATIONS
On June 10, 1997, the Company's Board of Directors approved a plan to spin-off its commercial real estate investment and management business, which primarily consisted of the Investment Division. The spin-off was conducted through the distribution of the stock of LNR Property Corporation. The spin-off, in the form of a tax-free distribution, was completed effective October 31, 1997. The Investment Division was involved in the development, management and leasing, as well as the acquisition and sale, of commercial and multi-family residential rental properties and land. The Investment Division also was a participant and manager in a number of partnerships which acquired portfolios of commercial mortgage loans and real estate. The division shared in the profits or losses of the partnerships and also received fees for management and disposition of the partnerships' assets. This division also acquired, at a discount, the unrated portions of debt securities which were collateralized by commercial real estate loans. The division only invested in securities for which it acted as the special servicer on behalf of all the holders of the securities. The division earned interest on its investment, as well as fees for the special servicing activities.

Operating earnings related to the discontinued operations increased in 1997 to $68.4 million from 1996 earnings of $68.0 million. The increase in 1997 related to increased sales of other real estate and other revenues, primarily consisting of the discontinued Investment Division's increased investment in CMBS, offset by lower management fees, rental income generated by operating properties owned by the Company and earnings from the division's partnerships. The increase in operating earnings was also positively impacted by lower costs and expenses.

Operating earnings related to discontinued operations increased to $68.0 million in 1996 from $67.7 million in 1995. The increase in 1996 relates to a decrease in sales of other real estate being offset by increases in management fees, higher rental income generated by operating properties owned by the Company, additional earnings from the discontinued Investment Division's partnerships and higher other revenues which were primarily the result of the discontinued Investment Division's additional investment in CMBS.

INTEREST
During 1997, 1996 and 1995, interest costs of $62.8 million, $50.1 million and $35.8 million, respectively, were incurred (excluding the limited-purpose finance subsidiaries) and $33.5 million, $24.9 million and $23.4 million, respectively, were capitalized by the Company's Homebuilding and discontinued Investment Divisions. Previously capitalized interest charged to expense was $25.7 million in 1997, $20.9 million in 1996 and $17.8 million in 1995.

Interest amounts incurred and charged to expense during 1997 were greater than those of 1996 (which were greater than that of 1995) due to higher debt levels as a result of the Company's continued expansion and an increase in the number of homes delivered, which increased the amount of previously capitalized interest charged to expense. The amount of interest capitalized by the Company's real estate operations in any one year is a function of the assets under development, outstanding debt levels and interest rates. At November 30, 1997, capitalized interest as a percentage of homebuilding inventories approximated 4%.

RESTRUCTURING CHARGE
During the fourth quarter of 1997, the Company recorded a restructuring charge to continuing operations for the estimated costs of the spin-off of LNR Property Corporation and formation of Lennar Land Partners. The restructuring charge was $29.2 million and consisted of expenses incurred for professional fees, transaction costs, the write-off of deferred loan costs on mortgages and notes which were paid off to effect the spin-off and an impairment charge resulting from the change in use of the land previously held for development or investment that was contributed to Lennar Land Partners. The impairment charge, which approximated $13.7 million, was a result of the change from the Company's previous intended use of the property for development and sale of homes to the new intended use in Lennar Land Partners where the land will be developed for sale as lots. There were no restructuring charges during 1996 or 1995.

INCOME TAXES
The provisions for income taxes for 1997, 1996 and 1995 were 40.0%, 39.0% and 39.0% of pre-tax income, respectively. The increase in 1997 resulted primarily from permanent differences arising from the restructuring charge recorded during the fourth quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRO FORMA RESULTS OF OPERATIONS
The pro forma results of operations give effect to the spin-off of the Company's commercial real estate investment and management business, the merger with Pacific Greystone Corporation and the formation of Lennar Land Partners, all of which were completed on October 31, 1997, as if such transactions had occurred at the beginning of the periods. Lennar Corporation pro forma results were derived from the 12 months ended November 30; Pacific Greystone Corporation pro forma results were derived from the 12 months ended December 31.

The aforementioned transactions have resulted in reported results for 1997 that are not comparable to 1996. Accordingly, the following pro forma information is presented to report 1997 and 1996 on a more comparable basis. The following pro forma financial information does not purport to be indicative of the results of operations which would have been reported if the transactions had occurred on the dates or for the periods indicated:

                                                     YEARS ENDED
                                              NOVEMBER 30,/DECEMBER 31,
                                            -------------------------------
(IN THOUSANDS)                                 1997               1996
--------------                              ----------         ----------
REVENUES:
Homebuilding                                $1,692,083          1,354,568
Financial services                              52,305             44,218
Limited-purpose
  finance subsidiaries                           5,143              6,436
                                            ----------         ----------
Total revenues                              $1,749,531          1,405,222
                                            ==========         ==========
OPERATING EARNINGS:
Homebuilding                                $  172,141            142,988
Financial services                              11,642              6,470
Limited-purpose
finance subsidiaries                                13                 (3)
                                            ----------         ----------
Total operating earnings                       183,796            149,455
Corporate general and
  administrative expenses                       23,212             18,894
Interest expense                                30,657             29,440
                                            ----------         ----------
Pre-tax earnings                               129,927            101,121
Income taxes                                    52,646             41,348
                                            ----------         ----------
Net earnings                                $   77,281             59,773
                                            ==========         ==========

HOMEBUILDING
Homebuilding revenues on a pro forma basis increased to $1.7 billion in 1997 from $1.4 billion in 1996. Revenues were higher due to a greater number of home deliveries and an increase in the average sales price. New home deliveries on a pro forma basis increased to 8,943 homes in 1997 from 7,929 homes in 1996. The greatest increases in deliveries were generated from growth in the California and Texas homebuilding markets. The average sales price on homes closed on a pro forma basis increased to $185,000 in 1997 from $166,000 in 1996. The higher average sales price was due to a proportionately greater number of sales of higher priced homes from the Company's move-up segment and a greater percentage of deliveries in the California market, which has higher priced homes. The Company recorded land sales on a pro forma basis totaling $16.7 million and $29.1 million in 1997 and 1996, respectively.

Gross margin percentages on home sales on a pro forma basis increased slightly to 19.7% in 1997 from 19.6% in 1996. Gross margin from land sales on a pro forma basis totaled $1.5 million, or 9%, and $5.3 million, or 18%, in 1997 and 1996, respectively. Margins achieved on sales of land may vary significantly from period to period.

Selling, general and administrative expenses on a pro forma basis as a percentage of homebuilding revenues increased to 9.5% in 1997 from 9.3% in 1996. This increase in 1997 was primarily attributable to start-up and operating costs in California related to the Company's expansion into the California market, prior to the merger with Pacific Greystone Corporation, that should generate increased revenues in future periods.

FINANCIAL SERVICES
Operating earnings of the Financial Services Division on a pro forma basis increased to $11.6 million in 1997 from $6.5 million in 1996. This increase was primarily due to expansion of the title business in the Houston market, increased mortgage profits and the effect of the capitalization of mortgage servicing rights.

CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES
Corporate general and administrative expenses on a pro forma basis as a percentage of total revenues remained consistent at 1.3% for both 1997 and 1996.

INTEREST EXPENSE
Interest expense increased on a pro forma basis to $30.7 million in 1997 from $29.4 million in 1996. The increase in interest expense was the result of higher debt levels due to the Company's expansion and an increase in the number of homes delivered which increased the amount of previously capitalized interest charged to expense. Previously capitalized interest charged to expense on a pro forma basis was $25.0 million and $23.7 million in 1997 and 1996, respectively.

FINANCIAL CONDITION AND CAPITAL RESOURCES

Lennar meets the majority of its short-term financing needs with cash generated from operations and funds available under its unsecured revolving credit agreement. During 1997, the Company obtained unsecured revolving credit facilities in the aggregate amount of $550.0 million, which may be used to refinance existing indebtedness, for working capital, for acquisitions and for general corporate purposes. Of the total new indebtedness, $450.0 million was structured as a five-year revolving credit facility maturing in June 2002. The second facility (up to $100.0 million) was structured as a revolving credit facility maturing 364 days after the closing date of the facility, subject to extension for two one-year periods. The Company may elect, at the maturity of the second facility, to convert borrowings under that facility to a term loan which amortizes quarterly and matures during June 2002. At November 30, 1997, there was $376.5 million outstanding under the Company's revolving credit facilities, compared to $324.9 million outstanding under the previous agreement as of the same date last year. Subsequent to November 30, 1997, the Company amended the unsecured revolving credit facilities, increasing the amount to $600.0 million.

During 1997, $91.1 million in cash was used by the Company's operations compared to $31.4 million in cash provided during 1996. Cash flow from operations decreased primarily due to $107.0 million of cash used to increase inventories through land purchases, land development and construction and $32.4 million of cash used to increase the loans held for sale or disposition by the Company's Financial Services Division. These uses were partially offset by an increase in accounts payable and other liabilities of $34.7 million. In 1996, in addition to earnings, cash flow from operations increased primarily as a result of $29.2 million of cash which was provided by an increase in accounts payable and other liabilities and a $21.5 million reduction in loans held for sale or disposition by the Company's Financial Services Division. The primary use of cash in 1996 was $62.0 million used to increase inventories through land purchases, land development and construction.

Cash provided by investing activities totaled $171.3 million in 1997, compared to $175.4 million of cash used in 1996. During 1997, $131.8 million was provided by the Company's investments in partnerships and $158.1 million was provided by sales of and principal payments received from the Company's portfolio of investment securities (CMBS) by both the discontinued Investment Division and Financial Services Division. This generation of cash was partially offset by $113.0 million used to purchase investment securities. During 1996, $133.8 million was used in the acquisitions of businesses and $119.5 million was used to purchase investment securities by both the discontinued Investment Division and the Financial Services Division. These uses of cash were partially offset by $48.1 million of sales and principal payments provided by the Company's portfolio of investment securities. In addition, $42.8 million of cash was provided by the Company's investments in partnerships.

HOMEBUILDING AND FINANCIAL SERVICES OPERATIONS
The Company finances its land acquisition and development activities, construction activities, mortgage banking activities and general operating needs primarily from its own base of $439.0 million of equity at November 30, 1997, as well as from revolving lines of credit, financial institution borrowings and purchase money notes. The Company also buys land under option agreements. Option agreements permit the Company to acquire portions of properties when it is ready to build homes on them. The financial risk of adverse market conditions associated with longer term land holdings is managed by strategic purchasing in areas that the Company has identified as desirable growth markets along with careful management of the land development process. Based on its current financing capabilities, the Company does not believe that its land holdings have an adverse effect on its liquidity.

The Company has maintained excellent relationships with the financial institutions participating in its financing arrangements and has no reason to believe that such relationships will not continue in the future. Despite the spin-off of the commercial real estate investment and management business, the Company substantially increased its credit lines during 1997. The Company anticipates that there will be adequate mortgage financing available for the purchasers of its homes during 1998 through the Company's own financial services subsidiaries as well as from external sources.

The Company has supplemented its short-term borrowings with secured term loans. Total secured borrowings, which include term loan debt, as well as mortgage notes payable on certain land and/or operating properties, were $12.5 million and $82.1 million at November 30, 1997 and 1996, respectively. A significant portion of housing inventories, land held for development, model homes and operating properties remained unencumbered at the end of the current fiscal year. Total non-financial services borrowings increased to $527.3 million at November 30, 1997 from $361.3 million at November 30, 1996. This increase was primarily attributable to the Homebuilding Division's expansion in Texas and into California, as well as increases in homebuilding inventories.

Lennar Financial Services, Inc.'s subsidiaries finance their mortgage loans held for sale on a short-term basis by either pledging them as collateral for borrowings under a line of credit totaling $110.0 million or borrowing funds from Lennar Corporation in instances where, on a consolidated basis, this minimizes the overall cost of funds. Total borrowings under the line of credit were $86.9 million and $48.3 million at November 30, 1997 and 1996, respectively.

Lennar Financial Services, Inc.'s subsidiaries sell the mortgage loans they originate within thirty to sixty days of origination. At November 30, 1997, the balance of loans held for sale or disposition was $106.0 million, compared with $127.6 million one year earlier.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Based on the Company's current financial condition and credit relationships, Lennar believes that its operations and borrowing resources will provide for its current and long-term capital requirements at the Company's anticipated levels of growth.

LIMITED-PURPOSE FINANCE SUBSIDIARIES
Limited-purpose finance subsidiaries of Lennar Financial Services, Inc. have placed mortgage loans and other receivables as collateral for various long-term financings. These subsidiaries pay the debt service on the long-term borrowings primarily from the cash flows generated by the related pledged collateral. Therefore, the related interest income and interest expense, for the most part, offset one another in each of the years in the three-year period ended November 30, 1997. As part of the spin-off of the Company's commercial real estate investment and management business, LNR received an interest in the assets of the limited-purpose finance subsidiaries to the extent such assets exceeded the related liabilities. The Company believes that the cash flows generated by these subsidiaries will be adequate to meet the required debt payment schedules.

BACKLOG
Backlog is the number of homes subject to pending sales contracts. Homes are sold using sales contracts which are usually accompanied by sales deposits. Before entering into sales contracts, the Company generally prequalifies its customers. Purchasers are permitted to cancel sales contracts if they are unable to close on the sale of their existing home or fail to qualify for financing and under certain other circumstances. The Company experienced a cancellation rate of 19% in 1997, 20% in 1996 and 23% in 1995. Although cancellations can delay the sales of the Company's homes, they have not had a material impact on sales, operations or liquidity since the Company closely monitors the progress of prospective buyers in obtaining financing and monitors and adjusts construction start plans to match the level of demand for homes. The Company does not recognize revenue on homes covered by pending sales contracts until the sales are closed and title passes to the new homeowners.

Total revenues and earnings in 1998 will be affected by both the new home sales order rate during the year and the backlog of home sales contracts at the beginning of the year. The Company is entering fiscal 1998 with a backlog of $665.0 million, which is 113% higher than at the beginning of the prior fiscal year. Revenues and earnings should be positively affected in 1998 by both the increased housing demand as well as the Company's expansion, particularly in California.

INTEREST RATES AND INFLATION
Inflation can have a long-term impact on the Company because increasing costs of land, materials and labor result in a need to increase the sales prices of homes. In addition, inflation is often accompanied by higher interest rates, which can have a negative impact on housing demand and the costs of financing land development activities and housing construction. Increased construction costs, rising interest rates, as well as increased material and labor costs, may reduce gross margins in the short-term; however, the Company attempts to recover the increased costs through increased sales prices without reducing sales volume. In recent years the increases in these costs have followed the general rate of inflation and hence have not had a significant adverse impact on the Company. However, there can be no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

YEAR 2000
The Company utilizes a number of software systems in conjunction with its homebuilding and financial services operations. The Company has and will continue to make certain investments in its software systems and applications to ensure the Company is Year 2000 compliant. The financial impact of becoming Year 2000 compliant has not been and is not expected to be material to the Company's financial position or results of operations in a given year.

NEW ACCOUNTING PRONOUNCEMENTS
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. SFAS No. 128, which supersedes Accounting Principles Board ("APB") Opinion No. 15, requires a dual presentation of basic and diluted earnings per share on the face of the statement of earnings. Basic earnings per share excludes dilution and is computed by dividing income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, all prior-period earnings per share data are required to be restated. The Company is required to implement SFAS No. 128 during the quarter ending February 28, 1998. The Company is in the process of determining the impact of the adoption of SFAS No. 128.

Also in February 1997, the Financial Accounting Standards Board issued SFAS No. 129, Disclosure of Information About Capital Structure. SFAS No. 129, which applies to all entities that have issued securities, requires in summary form, the pertinent rights and privileges of the various securities outstanding. Examples of information that shall be disclosed are dividends and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights and significant terms of contracts to issue additional shares. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that all components of comprehensive income be reported on one of the following: (1) the statement of earnings, (2) the statement of stockholders' equity or (3) a separate statement of comprehensive income. Comprehensive income is comprised of net income and all changes to stockholders' equity, except those due to investments by owners (changes in additional paid-in capital) and distributions to owners (dividends). This statement is effective for fiscal years beginning after December 15, 1997.

Additionally in June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires public companies to report certain information about their operating segments in their annual financial statements and quarterly reports issued to shareholders. It also requires public companies to report certain information about their products and services, the geographic areas in which they operate and their major customers. This statement is effective for fiscal years beginning after December 15, 1997.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Lennar Corporation:

We have audited the accompanying consolidated balance sheets of Lennar Corporation and subsidiaries (the "Company") as of November 30, 1997 and 1996 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lennar Corporation and subsidiaries at November 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 1, 1994, the Company changed its method of accounting for its investments in debt securities to conform with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Effective December 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

/s/ Deloitte & Touche LLP

Miami, Florida
January 20, 1998

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. The statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. Management relies on internal accounting controls, among other things, to produce records suitable for the preparation of financial statements. The Company employs internal auditors whose work includes evaluating and testing internal accounting controls.

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

/s/ Bruce Gross                                           /s/ Diane J. Bessette
Chief Financial Officer                                   Controller


CONSOLIDATED BALANCE SHEETS

Lennar Corporation and Subsidiaries
November 30, 1997 and 1996


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                            1997         1996
---------------------------------------                          ----------   ----------
ASSETS
HOMEBUILDING:
   Cash and cash equivalents                                     $   52,926       43,312
   Receivables, net                                                  34,646       16,411
   Inventories:
      Construction in progress and model homes                      636,622      259,747
      Land held for development                                     170,353      436,580
                                                                 ----------   ----------
         Total inventories                                          806,975      696,327
   Operating properties and equipment, net                            8,598        9,330
   Investments in partnerships                                      108,064       40,757
   Other assets                                                     127,631       55,918
Financial services assets                                           156,988      382,083
Net investment in discontinued operations                              --        285,557
                                                                 ----------   ----------
                                                                  1,295,828    1,529,695
                                                                 ----------   ----------
Limited-purpose finance subsidiaries - Collateral for bonds
and notes payable                                                    47,456       59,898
                                                                 ----------   ----------
                                                                 $1,343,284    1,589,593
                                                                 ==========   ==========
Liabilities and Stockholders' Equity
Homebuilding:
   Accounts payable and other liabilities                        $  198,386      158,641
   Income taxes currently payable                                    22,634       26,045
   Mortgage notes and other debts payable                           527,303      361,333
Financial services liabilities                                      108,506      291,606
                                                                 ----------   ----------
                                                                    856,829      837,625
                                                                 ----------   ----------
Limited-purpose finance subsidiaries - Bonds and notes payable       47,456       56,512
                                                                 ----------   ----------
Stockholders' equity:
   Common stock of $0.10 par value per share
      Authorized 100,000 shares; issued and outstanding:
      1997 - 43,223; 1996 - 25,943                                    4,322        2,594
   Class B common stock of $0.10 par value per share
      Authorized 30,000 shares; issued and outstanding:
      1997 - 9,937; 1996 - 9,985                                        994          999
   Additional paid-in capital                                       388,797      171,618
   Retained earnings                                                 44,886      512,345
   Unrealized gain on securities available-for-sale, net               --          7,900
                                                                 ----------   ----------
                                                                    438,999      695,456
                                                                 ----------   ----------
                                                                 $1,343,284    1,589,593
                                                                 ==========   ==========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF EARNINGS

Lennar Corporation and Subsidiaries
Years Ended November 30, 1997, 1996 and 1995


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1997          1996        1995
----------------------------------------                  ----------   ----------   ----------
REVENUES:
   Homebuilding                                           $1,208,570      952,648      665,510
   Financial services                                         89,369       82,577       57,787
   Limited-purpose finance subsidiaries                        5,143        6,436        7,689
                                                          ----------   ----------   ----------
       Total revenues                                      1,303,082    1,041,661      730,986
                                                          ----------   ----------   ----------
 COSTS AND EXPENSES:
   Homebuilding                                            1,088,330      861,582      606,980
   Financial services                                         53,837       53,924       38,774
   Limited-purpose finance subsidiaries                        5,130        6,439        7,687
   Corporate general and administrative                       15,850       12,396       10,523
   Interest                                                   24,979       22,891       13,712
   Restructuring charge                                       29,229         --           --
                                                          ----------   ----------   ----------
       Total costs and expenses                            1,217,355      957,232      677,676
                                                          ----------   ----------   ----------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES       85,727       84,429       53,310
Income taxes                                                  35,122       32,927       20,791
                                                          ----------   ----------   ----------
Earnings from continuing operations                           50,605       51,502       32,519
Earnings from discontinued operations
   (net of income taxes of: 1997 - $21,166;
    1996 - $23,326 and 1995 - $24,237)                        33,826       36,484       37,908
                                                          ----------   ----------   ----------
Net earnings                                              $   84,431       87,986       70,427
                                                          ==========   ==========   ==========
EARNINGS PER SHARE:
   Continuing operations                                  $     1.34         1.42          .90
   Discontinued operations                                       .89         1.01         1.05
                                                          ----------   ----------   ----------
NET EARNINGS PER SHARE                                    $     2.23         2.43         1.95
                                                          ==========   ==========   ==========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

Lennar Corporation and Subsidiaries
Years Ended November 30, 1997, 1996 and 1995


(IN THOUSANDS)                                                       1997         1996        1995
--------------                                                    ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Earnings from continuing operations                             $  50,605       51,502       32,519
  Earnings from discontinued operations                              33,826       36,484       37,908
  Adjustments to reconcile net earnings to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                   9,039       12,039       10,274
      Equity in earnings of partnerships                            (32,947)     (52,278)     (31,203)
      Gain on sales of other real estate                            (25,401)      (4,098)     (15,776)
      Restructuring charge                                           29,229         --           --
      Decrease in deferred income taxes                             (30,086)     (16,067)      (8,185)
       Changes in assets and liabilities, net of
         effects from acquisitions:
        (Increase) decrease in receivables                          (22,468)       1,303      (24,261)
        Increase in inventories                                    (106,995)     (62,015)     (35,581)
        (Increase) decrease in financial services' loans
          held for sale or disposition                              (32,358)      21,476           30
        Increase in accounts payable and other liabilities           34,708       29,158       13,310
        (Decrease) increase in income taxes currently payable        (3,411)      13,826        2,014
      Other, net                                                      5,194           89       (1,432)
                                                                  ---------    ---------    ---------
        Net cash provided by (used in) operating activities         (91,065)      31,419      (20,383)
                                                                  ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Operating properties and equipment:
    Additions                                                       (70,773)     (26,310)     (10,053)
    Sales                                                            48,178       10,840       21,813
  Sales of land held for investment                                   6,253       11,515       16,365
  Decrease (increase) in investments in partnerships                131,777       42,812       (3,701)
  Decrease (increase) in financial services' loans held for
    investment                                                          745       (6,970)      (7,416)
  Purchases of investment securities                               (113,011)    (119,525)     (57,450)
  Receipts from investment securities                               158,053       48,059       16,279
  Acquisitions of businesses                                           --       (133,792)        --
  Acquisition of Pacific Greystone Corporation - cash acquired        7,764         --           --
  Other, net                                                          2,279       (2,054)      (7,082)
                                                                  ---------    ---------    ---------
        Net cash provided by (used in) investing activities         171,265     (175,425)     (31,245)
                                                                  ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under revolving credit agreement        7,600      153,700       (4,500)
  Net borrowings (repayments) under financial services'
     short-term debt                                                 30,641      (45,058)     (11,234)
  Mortgage notes and other debts payable:
    Proceeds from borrowings                                        164,873      162,022      159,039
    Principal payments                                             (212,206)    (109,333)     (85,377)
  Limited-purpose finance subsidiaries:
    Principal reduction of mortgage loans and other receivables       9,593       15,226       14,058
    Principal reduction of bonds and notes payable                   (9,289)     (14,581)     (12,818)
  Spin-off transaction - assets distributed, cash                   (69,035)        --           --
  Common stock:
    Issuance                                                          2,829        1,038          991
    Dividends                                                        (3,277)      (3,492)      (3,482)
                                                                  ---------    ---------    ---------
        Net cash provided by (used in) financing activities         (78,271)     159,522       56,677
                                                                  ---------    ---------    ---------
  Net increase in cash and cash equivalents                           1,929       15,516        5,049
  Cash and cash equivalents at beginning of year                     60,670       45,154       40,105
                                                                  ---------    ---------    ---------
  Cash and cash equivalents at end of year                        $  62,599       60,670       45,154
                                                                  =========    =========    =========



CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(IN THOUSANDS)                                                               1997         1996        1995
--------------                                                            ---------    ---------   ---------
Summary of cash and cash equivalent balances:
  Homebuilding                                                             $  52,926       43,312      35,549
  Financial services                                                           9,673       13,560       8,373
  Discontinued operations                                                       --          3,798       1,232
                                                                           ---------    ---------   ---------
                                                                           $  62,599       60,670      45,154
                                                                           ---------    ---------   ---------
Supplemental disclosures of cash flow information:
  Cash paid for interest, net of amounts capitalized                       $  27,511       31,921      20,815
  Cash paid for income taxes                                               $  86,796       60,329      47,028
Supplemental disclosures of non-cash investing and
  financing activities:
  Purchases of investment securities financed by sellers                   $  23,366       25,619      24,162
  Assumption of mortgages related to acquisitions
    of properties                                                          $  25,348       17,353        --
  Exchange transactions - like kind tax deferred                           $  46,000         --          --
  Contribution to Lennar Land Partners                                     $ 146,803         --          --
  Acquisition of  Pacific Greystone Corporation:
   Fair value of assets acquired, inclusive of cash of $7,764              $ 394,786         --          --
   Goodwill recorded                                                          45,803         --          --
   Liabilities assumed                                                      (224,516)        --          --
                                                                           ---------    ---------   ---------
   Common stock issued                                                     $ 216,073         --          --
                                                                           ---------    ---------   ---------
  Spin-off of commercial real estate investment and management business:
    Assets distributed, non-cash                                           $(959,752)        --          --
    Assets distributed, cash                                                 (69,035)        --          --
    Liabilities distributed                                                  461,400         --          --
    Net unrealized gain on securities available-for-sale distributed          18,774         --          --
                                                                           ---------    ---------   ---------
    Distribution                                                           $(548,613)        --          --
                                                                           =========    =========   =========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Lennar Corporation and Subsidiaries
Years Ended November 30, 1997, 1996 and 1995

(IN THOUSANDS)                                                               1997         1996         1995
-------------                                                             ---------    ---------    ---------
COMMON STOCK:
  Beginning balance                                                       $   2,594        2,588        2,578
  Shares issued - merger with Pacific Greystone Corporation                   1,703         --           --
  Conversion of Class B common stock                                              5         --           --
  Shares issued under employee stock plans                                       20            6           10
                                                                          ---------    ---------    ---------
    Balance at November 30                                                    4,322        2,594        2,588
                                                                          ---------    ---------    ---------
CLASS B COMMON STOCK:
  Beginning balance                                                             999          999          999
  Conversion to common stock                                                     (5)        --           --
                                                                          ---------    ---------    ---------
    Balance at November 30                                                      994          999          999
                                                                          ---------    ---------    ---------
ADDITIONAL PAID-IN CAPITAL:
  Beginning balance                                                         171,618      170,586      169,605
  Shares issued - merger with Pacific Greystone Corporation                 214,370         --           --
  Shares issued under employee stock plans                                    2,809        1,032          981
                                                                          ---------    ---------    ---------
    Balance at November 30                                                  388,797      171,618      170,586
                                                                          ---------    ---------    ---------
RETAINED EARNINGS:
  Beginning balance                                                         512,345      427,851      360,906
  Net earnings                                                               84,431       87,986       70,427
  Spin-off of commerical real estate investment and management business    (548,613)        --           --
  Cash dividends - common stock                                              (2,493)      (2,593)      (2,583)
  Cash dividends - Class B common stock                                        (784)        (899)        (899)
                                                                          ---------    ---------    ---------
    Balance at November 30                                                   44,886      512,345      427,851
                                                                          ---------    ---------    ---------
UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE, NET:
  Beginning balance                                                           7,900        5,770         --
  Net unrealized gains for the year                                          10,874        2,130        5,770
  Spin-off of commerical real estate investment and management business     (18,774)        --           --
                                                                          ---------    ---------    ---------
    Balance at November 30                                                     --          7,900        5,770
                                                                          ---------    ---------    ---------
      Total stockholders' equity                                          $ 438,999      695,456      607,794
                                                                          =========    =========    =========


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

As a result of the Company's spin-off of its commercial real estate investment and management business, including the Investment Division business segment, the accompanying financial statements have been restated to reflect the Investment Division as a discontinued operation (see Note 2).

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

CASH AND  CASH  EQUIVALENTS
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values. Cash and cash equivalents as of November 30, 1997 and 1996 include $41.9 million and $34.1 million, respectively, of cash held in escrow for periods of up to three days.

INVENTORIES
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, during the first quarter of 1997. Under this standard, inventories to be held and used are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventories will be written down to fair value. SFAS No. 121 requires companies to evaluate long-lived assets for impairment based on the undiscounted future cash flows of the assets. Write-downs of inventories deemed to be impaired will be recorded as adjustments to the cost basis of the respective inventories. The Company's adoption of SFAS No. 121 in the first quarter of 1997 did not have any material affect on the Company's financial position or results of operations. As a result of the change in use of certain land previously held for development, the Company recorded an impairment charge of $13.7 million during the fourth quarter of 1997 (see Note 2).

Prior to the adoption of SFAS No. 121, inventories were stated at the lower of accumulated costs or net realizable value. Net realizable value was evaluated at the community level and was defined as the estimated proceeds upon disposition less all future costs to complete and sell. Inventory adjustments to net realizable value in 1996 and 1995 were not material.

Start-up costs, construction overhead and selling expenses are expensed as incurred. Homes held for sale are classified as construction in progress until delivered. Land, land development, amenities and other costs are accumulated by specific area and allocated proportionately to homes within the respective area.

INTEREST AND REAL ESTATE  TAXES
Interest and real estate taxes attributable to land, homes and operating properties are capitalized and added to the cost of those properties as long as the properties are being actively developed. Interest related to homebuilding, including interest costs relieved from inventories, is included in interest expense. Interest expense relating to financial services operations and limited-purpose finance subsidiaries is included in their respective costs and expenses.

During 1997, 1996 and 1995, interest costs of $62.8 million, $50.1 million and $35.8 million, respectively (excluding the limited-purpose finance subsidiaries), were incurred by the Company and $33.5 million, $24.9 million and $23.4 million, respectively, were capitalized by the Company's homebuilding and discontinued investment operations. Previously capitalized interest charged to expense, including amounts charged to discontinued investment operations, in 1997, 1996 and 1995 was $25.7 million, $20.9 million and $17.8 million, respectively.

OPERATING  PROPERTIES  AND  EQUIPMENT
Operating properties and equipment are recorded at cost. Depreciation is calculated to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method. The range of estimated useful lives for operating properties is 15 to 40 years and for equipment is 2 to 10 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

INVESTMENT SECURITIES
Effective December 1, 1994, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This standard requires that debt and equity securities that have determinable fair values be classified as available-for-sale unless they are classified as held-to-maturity. Securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity. Available-for-sale securities are recorded at fair value in the consolidated balance sheets. Any unrealized holding gains or losses on available-for-sale securities are reported in a separate component of stockholders' equity, net of tax effects, until realized.

WARRANTIES
The Company subcontracts virtually all segments of construction to others and its contracts call for the subcontractors to repair or replace any deficient items related to their trade. Extended warranties are offered in some communities through independent homeowner warranty insurance companies. The costs of these extended warranties are fixed to the Company and are expensed in the period the homes are delivered.

GOODWILL
Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized by the Company over a 20-year period on a straight-line basis. Accumulated amortization at November 30, 1997 was $0.2 million. In the event that facts and circumstances indicated that the carrying value of goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the goodwill would be compared to the carrying amount to determine if a write-down to fair value or discounted cash flow is required. No impairment existed at November 30, 1997. Goodwill is recorded in other assets in the consolidated balance sheets.

INCOME TAXES
Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

STOCK-BASED  COMPENSATION
The Company grants stock options to certain employees for a fixed number of shares with an exercise price not less than the fair value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense is recognized because all stock options granted have exercise prices equal to the market value of the Company's stock on the date of the grant. The impact of the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, is included in Note 13.

NET EARNINGS PER SHARE
Net earnings per share is calculated by dividing net earnings by the weighted average number of the total of common shares, Class B common shares and common share equivalents outstanding during each year. The weighted average number of shares outstanding was 37,918,000, 36,223,000 and 36,100,000 in 1997, 1996 and 1995, respectively.

FINANCIAL SERVICES
Mortgage loans held for sale or disposition by the Financial Services Division are recorded at the lower of cost or market, as determined on an aggregate basis. Premiums and discounts recorded on these loans are presented as an adjustment to the carrying amount of the loans and are not amortized.

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

On December 1, 1996, the Company adopted SFAS No. 122, Accounting for Mortgage Servicing Rights. SFAS No. 122, among other provisions, requires mortgage loan servicing rights to be recognized as separate assets from the related loans. Upon origination of a mortgage loan, the book value of the mortgage loan is allocated to the mortgage servicing right and to the loan (without the mortgage servicing right) based on its estimated relative fair value, provided there is a plan to sell or securitize the related loan. The adoption of SFAS No. 122 resulted in an increase of $1.5 million of after-tax net earnings during the year ended November 30, 1997. In accordance with SFAS No. 122, prior period financial statements have not been restated. On January 1, 1997, the Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which amends SFAS No. 122, and requires, among other things, that the book value of loans be allocated between the mortgage servicing right and the related loan at the time of sale or securitization, if servicing is retained.

Mortgage servicing rights are periodically evaluated for impairment based on the fair value of these rights. The fair value of mortgage servicing rights is determined by discounting the estimated future cash flows using a discount rate commensurate with the risks involved. This method of valuation incorporates assumptions that market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. For purposes of measuring impairment, the loans underlying the mortgage servicing rights are stratified on the basis of interest rate and type. The amount of impairment is the amount by which the mortgage servicing rights, net of accumulated amortization, exceed their fair value by strata. Impairment, if any, is recognized through a valuation allowance and a charge to current operations. At November 30, 1997 the book value and fair value of mortgage servicing rights was $2.5 million and $3.6 million, respectively. A valuation allowance related to its mortgage servicing rights was not required at or for the year ended November 30, 1997.

Mortgage servicing rights are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying mortgages.

NEW ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. SFAS No. 128, which supersedes APB Opinion No. 15, requires a dual presentation of basic and diluted earnings per share on the face of the statement of earnings. Basic earnings per share excludes dilution and is computed by dividing income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, all prior-period earnings per share data are required to be restated. The Company is required to implement SFAS No. 128 during the quarter ending February 28, 1998. The Company is in the process of determining the impact of the adoption of SFAS No. 128.

Also in February 1997, the Financial Accounting Standards Board issued SFAS No. 129, Disclosure of Information About Capital Structure. SFAS No. 129, which applies to all entities that have issued securities, requires in summary form, the pertinent rights and privileges of the various securities outstanding. Examples of information that shall be disclosed are dividends and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights and significant terms of contracts to issue additional shares. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that all components of comprehensive income be reported on one of the following: (1) the statement of earnings, (2) the statement of stockholders' equity or (3) a separate statement of comprehensive income. Comprehensive income is comprised of net income and all changes to stockholders' equity, except those due to investments by owners (changes in additional paid-in capital) and distributions to owners (dividends). This statement is effective for fiscal years beginning after December 15, 1997.

Additionally in June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires public companies to report certain information about their operating segments in their annual financial statements and quarterly reports issued to shareholders. It also requires public companies to report certain information about their products and services, the geographic areas in which they operate and their major customers. This statement is effective for fiscal years beginning after December 15, 1997.

 RECLASSIFICATION
Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 1997 presentation.

2.  SPIN-OFF OF COMMERCIAL REAL ESTATE INVESTMENT
    AND MANAGEMENT BUSINESS AND FORMATION OF
    LENNAR LAND PARTNERS
On June 10, 1997, the Company's Board of Directors approved a plan to spin-off the commercial real estate investment and management business consisting of the Investment Division, the portions of the Financial Services Division involved in commercial mortgage lending and investments (but not the portions of its Financial Services Division which are involved in lending to homeowners, servicing residential mortgages or providing services to homebuyers or homeowners) and certain assets of the Company's Homebuilding Division utilized in related businesses. The spin-off was conducted through the distribution of the stock of LNR Property

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

Corporation ("LNR") pursuant to a separation and distribution agreement that provided that for each existing share of the Company, the shareholders received one share of common stock of LNR, with the right during a limited period after the spin-off to exchange that common stock for Class B common stock of LNR. On August 20, 1997, the Company received a ruling from the Internal Revenue Service that the spin-off would not result in taxes to the Company or its shareholders. The spin-off, in the form of a tax-free distribution, was completed effective October 31, 1997 and was recorded as an adjustment to stockholders' equity.

At the time of the spin-off transaction, the Company and LNR formed a general partnership ("Lennar Land Partners") to acquire, develop and sell land. The Company and LNR contributed properties to Lennar Land Partners in exchange for 50% general partnership interests in Lennar Land Partners. Pursuant to a management agreement, the Company manages the day-to-day operations of Lennar Land Partners and receives a management fee. The partnership agreement for Lennar Land Partners permits the Company and LNR to (i) engage in business activities which conflict with or are in direct competition with Lennar Land Partners and (ii) acquire properties from, or sell properties to, Lennar Land Partners. The Company has options to purchase a portion of the assets originally contributed to Lennar Land Partners and may be granted options to purchase all or portions of properties which subsequently are acquired by Lennar Land Partners. The formation of Lennar Land Partners was effective as of October 31, 1997.


The Company's consolidated financial statements have been restated to reflect the spin-off of the Investment Division business segment as a discontinued operation. Accordingly, the revenues and expenses and assets and liabilities have been excluded from the respective captions in the consolidated statements of earnings and consolidated balance sheets, and have been reported through the date of disposition as "earnings from discontinued operations" and "net investment in discontinued operations" for all periods presented.

The components of net investment in discontinued operations at October 31, 1997, the date of disposition, and November 30, 1996 are as follows:

                                            OCTOBER 31,        NOVEMBER 30,
(IN THOUSANDS)                                  1997               1996
--------------                              -----------        ------------
Cash and cash equivalents                   $  69,035              3,798
Receivables, net                               47,348             11,597
Land held for investment                       57,505             67,171
Operating properties and
  equipment, net                              218,752            211,982
Investments in partnerships                   203,149             98,821
Other assets                                  147,792             68,621
Accounts payable and
  other liabilities                           (64,843)           (28,094)
Morgtage notes and other
  debts payable                              (258,300)          (148,339)
                                            ----------         ---------
Net investment in
  discontinued operations                   $ 420,438            285,557
                                            =========          =========

The components of earnings from discontinued operations are as follows:

                                                   YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                                  1997          1996        1995
                                              --------     --------     --------
Revenues:
Rental income                                 $ 51,254       56,686       49,439
Equity in earnings of
partnerships                                    21,071       36,382       30,852
Management fees                                 13,343       18,229       10,274
Gain on sales of real estate, net               20,401        4,098       15,775
Other                                           18,418       12,278       10,744
                                              --------     --------     --------
Total revenues                                 124,487      127,673      117,084
Costs and expenses                              56,099       59,721       49,396
                                              --------     --------     --------
Operating earnings                              68,388       67,952       67,688
Interest                                        13,396        8,142        5,543
                                              --------     --------     --------
Earnings from discontinued
  operations before income taxes                54,992       59,810       62,145
Income taxes                                    21,166       23,326       24,237
                                              --------     --------     --------
Earnings from
  discontinued operations                     $ 33,826       36,484       37,908
                                              ========     ========     ========


Earnings from discontinued operations include the results of operations through October 31, 1997, the measurement and disposal dates. Accordingly, the Company did not recognize a loss on disposal of the discontinued Investment Division. During the fourth quarter of 1997, the Company recorded a restructuring charge to continuing operations for the estimated costs of the spin-off and formation of Lennar Land Partners. The restructuring charge was $29.2 million and consisted of expenses incurred for professional fees, transaction costs, the write-off of deferred loan costs on mortgages and notes which were paid off to effect the spin-off and an impairment charge resulting from the change in use of the land previously held for development or investment that was contributed to Lennar Land Partners. The impairment charge, which approximated $13.7 million, was a result of the change from the Company's previous intended use of the property for development and sale of homes to the new intended use in Lennar Land Partners where the land will be developed for sale as lots. No impairment charge was recorded for the portions of the land that the Company has options to purchase from Lennar Land Partners.

In addition to the Investment Division business segment, assets and liabilities of the Homebuilding and Financial Services Divisions utilized in the commercial real estate investment and management business were also distributed in the spin-off of LNR. The components at October 31, 1997, the date of spin-off, and November 30, 1996, are as follows:

                                                 OCTOBER 31,   NOVEMBER 30,
(IN THOUSANDS)                                       1997         1996
HOMEBUILDING DIVISION:                           -----------   ------------
ASSETS:
Land held for development                          $ 17,716       21,006
Investments in partnerships                           4,093        2,610
Other assets                                          9,618       10,067
                                                   --------     --------
                                                   $ 31,427       33,683
                                                   --------     --------
LIABILITIES:
Accounts payable and
  other liabilities                                $    451          524
                                                   ========     ========
FINANCIAL SERVICES DIVISION:
Assets:
Loans held for sale or disposition, net            $ 50,853       51,776
Investment securities
  available-for-sale                                188,248      193,869
Loans and mortgage-backed
  securities held for investment, net                   497          790
Investments in partnerships                           9,450       11,428
Other                                                 4,731        2,182
                                                   --------     --------
                                                   $253,779      260,045
                                                   --------     --------
LIABILITIES:
Notes and other debts payable                      $126,539      223,048
Other                                                11,267       10,036
                                                   --------     --------
                                                   $137,806      233,084
                                                   ========     ========

Other assets of the Financial Services Division include an interest of the limited-purpose finance subsidiaries that were distributed as part of the spin-off of LNR (see Note 11).

The following revenues and expenses are associated with the assets and liabilities of the Financial Services Division distributed in the spin-off of
LNR:

                                       YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                   1997             1996            1995
--------------                 --------          ------          ------
Revenues                       $ 39,913          37,466          17,838
                               --------          ------          ------
Expenses                       $ 15,518          14,980           9,758
                               ========          ======          ======


The revenues and expenses associated with the assets and liabilities of the Homebuilding Division distributed in the spin-off of LNR are not significant for the periods presented.

3. ACQUISITIONS
On June 10, 1997, the Company's Board of Directors approved a plan to acquire Pacific Greystone Corporation ("Greystone") through a merger in which the shareholders of the Company received one share of common stock or Class B common stock of the corporation which survives the merger for each share of common stock or Class B common stock of the Company held by them, and the shareholders of Greystone received 1.138 shares of common stock of the surviving corporation for each outstanding share of Greystone common stock. The surviving corporation was renamed Lennar Corporation. This merger resulted in the Company's shareholders owning approximately 68% of the surviving corporation and Greystone shareholders owning the remaining 32% of that corporation. The merger became effective after the distribution of the stock of LNR to which the Company transferred its commercial real estate investment and management business and the Greystone shareholders did not receive any interest in LNR. The merger was conditioned upon the distribution taking place. Such merger became effective on October 31, 1997. Total consideration for this acquisition was $216.1 million, of which $45.8 million has been assigned to the excess of the purchase price over the fair value of net assets acquired and has been recorded as goodwill. Goodwill is being amortized on a straight-line basis over 20 years. The consideration consisted of $213.7 million (approximately 17 million shares) for newly issued common stock and $2.4 million for Greystone stock options which vested at the acquisition date.

The Company accounted for the merger using the purchase method of accounting and the results of Greystone's operations have been included in the Company's consolidated statements of earnings since November 1, 1997. Revenues and net earnings on an unaudited pro forma basis would have increased by $580.6 million and $28.5 million, respectively, during 1997 and by $423.5 million and $20.0 million, respectively, during 1996 had the acquisition occurred on December 1, 1995. The pro forma earnings per share would be $2.16 in 1997 and $2.04 in 1996. For additional pro forma information to present 1997 and 1996 on a more comparable basis and to give effect to the spin-off transaction and the formation of Lennar Land Partners, refer to the unaudited supplemental pro forma financial information attached to these consolidated financial statements.

On December 29, 1995, the Company purchased the assets and operations of the residential business of Houston-based Village Builders and Friendswood Development Company, real estate subsidiaries of Exxon Corporation, for $110.5 million in cash (substantially all of which was allocated to inventories). The Company financed this transaction through borrowings under its revolving credit agreement. Revenues

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

for 1995 would have increased to approximately $1.1 billion on an unaudited pro forma basis if the acquisition had occurred on December 1, 1994. The pro forma effect of the acquisition on 1996 was not considered significant since the acquisition occurred near the beginning of the year. The acquisition of these assets and operations was accounted for using the purchase method of accounting.

During 1995, the Company acquired virtually all of the secured debt of Bramalea California, Inc. ("BCI") for approximately $50 million after BCI had filed for Chapter 11 bankruptcy protection. The Company acquired this debt, at a significant discount from its face amount, in order to convert the debt into an ownership interest when BCI was reorganized out of bankruptcy. During the third quarter of 1996, the bankruptcy plan of BCI was confirmed and the Company completed its acquisition. The total purchase price for the BCI assets (which principally consisted of inventories) was approximately $60 million. This included $50 million paid to acquire BCI's debt and approximately $10 million of advances to BCI subsequent to the purchase of its debt. Substantially all of the purchase price was allocated to a deferred tax benefit, which will be realized as the Company disposes of the assets. BCI had no significant operations in 1995 and 1996 through the date of acquisition. The acquisition was accounted for using the purchase method of accounting.

4.  BUSINESS SEGMENTS
The Company has two business segments: Homebuilding and Financial Services. The limited-purpose finance subsidiaries are not considered a business segment and are not included in the following tables. See Note 2 on the discontinued Investment Division business segment.

HOMEBUILDING
Homebuilding operations include the construction and sale of single-family and multi-family homes. These activities also include the purchase, development and sale of residential land. See Note 2 regarding portions of the Homebuilding Division that were distributed as part of the spin-off of the Company's commercial real estate investment and management business. The following table sets forth financial information relating to the homebuilding operations:

                                             YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                          1997           1996           1995
--------------                       ----------     ----------     ----------
Revenues:
Sales of homes                      $1,130,989        894,663        646,986
Other                                   77,581         57,985         18,524
                                    ----------     ----------     ----------
    Total revenues                   1,208,570        952,648        665,510
                                    ----------     ----------     ----------

Costs and expenses:
Cost of homes sold                     907,691        723,150        523,028
Cost of other revenues                  50,633         39,131         13,948
Selling, general and
  administrative                       130,006         99,301         70,004
                                    ----------     ----------     ----------
    Total costs and expenses         1,088,330        861,582        606,980
                                    ----------     ----------     ----------
Operating earnings                  $  120,240         91,066         58,530
                                    ----------     ----------     ----------
Identifiable assets                 $1,110,002        813,472        541,266
                                    ----------     ----------     ----------
Depreciation and
   amortization                     $    2,085          3,167          1,842
                                    ==========     ==========     ==========

FINANCIAL SERVICES

Lennar Financial Services, Inc.'s subsidiaries provide mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquire, package and resell mortgage loans and mortgage-backed securities; perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of Lennar communities and others. This division also invested in issues of rated portions of commercial real estate mortgage-backed securities for which Lennar's discontinued Investment Division business segment was the special servicer and an investor in the unrated portion of those securities. See Note 2 regarding certain assets and portions of the operations of the Financial Services Division that were distributed as part of the spin-off of the Company's commercial real estate investment and management business. The following table sets forth financial information relating to the financial services operations:


                                                YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                             1997           1996           1995
--------------                          --------        --------        --------
Revenues                                $ 89,369          82,577          57,787
Costs and expenses                        53,837          53,924          38,774
Intercompany
  interest expense*                          364             233           2,313
                                        --------        --------        --------
Operating earnings                      $ 35,168          28,420          16,700
                                        --------        --------        --------
Identifiable assets                     $156,988         382,083         353,809
                                        --------        --------        --------
Depreciation and
  amortization                          $    594           1,416           2,196
                                        ========        ========        ========


*Intercompany interest expense is reflected above to show interest expense on intercompany debt of the financial services operations.

5.  RESTRICTED CASH
Cash includes restricted deposits of $0.7 million and $1.0 million as of November 30, 1997 and 1996, respectively. These balances are comprised primarily of escrow deposits held related to sales of homes.

6.  RECEIVABLES
                                       NOVEMBER 30,
(IN THOUSANDS)                      1997        1996
--------------                    --------    --------
Accounts receivable               $ 21,077       7,324
Receivable from LNR                 12,607        --
Mortgages and notes receivable       2,175      10,456
                                  --------    --------
                                    35,859      17,780
Allowance for doubtful accounts     (1,213)     (1,369)
                                  --------    --------
                                  $ 34,646      16,411
                                  ========    ========

The receivable from LNR bears interest at a rate of 10% and was repaid during December 1997.

7.  PARTNERSHIPS
Summarized financial information on a combined 100% basis related to the Company's significant Homebuilding and Financial Services Divisions' partnerships and other similar entities (collectively the "Partnerships") accounted for by the equity method are as follows:

                                  NOVEMBER 30,
(IN THOUSANDS)                  1997       1996
--------------                --------   --------
ASSETS:
Cash                          $  5,947     17,518
Land under development         338,074    148,797
Portfolio investments             --      116,906
Other assets                    60,547     28,376
                              --------   --------
                              $404,568    311,597
                              --------   --------
LIABILITIES AND EQUITY:
Accounts payable and
  other liabilities           $ 37,701     20,329
Notes and mortgages payable    163,608    104,653
Equity of:
  The Company                  108,064     52,008
  Others                        95,195    134,607
                              --------   --------
                              $404,568    311,597
                              ========   ========

Portfolio investments consisted primarily of mortgage loans and business loans collateralized by real property, as well as commercial properties and land held for investment or sale. Such portfolio investments related to certain partnerships that were distributed as part of the spin-off of the Company's commercial real estate investment and management business.


                            YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)             1997        1996        1995
--------------           --------   --------   --------
Revenues                 $227,517    170,081    148,972
Costs and expenses        173,951     80,191     27,115
                         --------   --------   --------
Pre-tax earnings of
  Partnerships           $ 53,566     89,890    121,857
                         --------   --------   --------
The Company's share of
  pre-tax earnings       $ 11,876     15,674        351
                         ========   ========   ========

At November 30, 1997, the Company's equity interest in each of these Partnerships was 50%. At November 30, 1997, these Partnerships are primarily involved in the acquisition and development of residential land. Prior to the spin-off of the commercial real estate investment and management business, the Partnerships were also involved in the acquisition and management of portfolios of real estate loans and assets. The Company shares in the profits and losses of these Partnerships and, when appointed the manager of the Partnerships, receives fees for the management and disposition of the assets. In most cases, when the Company is involved in a partnership, it is through a subsidiary which is the general partner and whose only asset is its interest in the partnership. Certain of the Partnerships have partnership interests in other Partnerships. The outstanding debt of four of these Partnerships, including two second-tier Partnerships, amounting to $123.0 million at November 30, 1997, is guaranteed by the Company.

8.  OPERATING PROPERTIES AND EQUIPMENT

                                         NOVEMBER 30,
(IN THOUSANDS)                         1997       1996
--------------                      --------    --------
Community recreational facilities   $  4,341       4,863
Offices and sales centers                125       2,149
Furniture, fixtures and equipment     10,395       6,590
                                    --------    --------
                                      14,861      13,602
Accumulated depreciation              (6,263)     (4,272)
                                    --------    --------
                                    $  8,598       9,330
                                    ========    ========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

9.  MORTGAGE NOTES AND OTHER DEBTS PAYABLE

                                                                   November 30,
(IN THOUSANDS)                                                   1997        1996
--------------                                                 --------   --------
Secured without recourse to the Company:
    Mortgage notes on land with fixed interest rates from
      0% to 10.0% due through 2006                             $ 12,485        736
Other secured debt:
    Term loan notes with floating interest rates, secured
      by certain real estate                                       --       60,000
    Mortgage notes on land                                         --       21,343
Unsecured revolving credit notes payable with floating
   interest rates                                               376,500    257,900
Senior unsecured notes payable                                  137,812       --
Other notes payable with floating interest rates (9.3%
            to 10.3% at November 30, 1997), due through 2001        506     21,354
                                                               --------   --------
                                                               $527,303    361,333
                                                               ========   ========


During 1997, the Company obtained unsecured revolving credit facilities (together the "New Facilities") in the aggregate amount of $550.0 million, which may be used to refinance existing indebtedness, for working capital, for acquisitions and for general corporate purposes. The New Facilities agreement is with 19 financial institutions. Of the total New Facilities, $450.0 million was structured as a five-year revolving credit facility maturing June 30, 2002. The second facility (up to $100.0 million) was structured as a revolving credit facility maturing 364 days after the closing date of the facility (October 31, 1997), subject to extension for two one-year periods at the request of the Company and with the consent of the lenders. The Company may elect, at the maturity of the second facility, to convert borrowings under that facility to a term loan which amortizes in equal quarterly amounts and matures on June 30, 2002. At November 30, 1997, the total amounts outstanding under the New Facilities were $376.5 million. Subsequent to November 30, 1997, the Company amended the New Facilities, increasing the amount to $600.0 million. Certain Financial Services Division subsidiaries are co-borrowers under this facility. At November 30, 1997, no borrowings were allocated to this division. The weighted average interest rate at November 30, 1997 was 7.3%.

During 1996, the Company amended its unsecured revolving credit agreement and increased the amount to $450.0 million. The term of the agreement was for five years and the agreement was with 14 financial institutions. Certain Financial Services Division subsidiaries were co-borrowers under this facility and at November 30, 1996 their allocated borrowings under this agreement amounted to $67.0 million. The total amount outstanding under the Company's revolving credit agreement at November 30, 1996 was $324.9 million. The interest rate under this agreement was 6.4% at November 30, 1996. This credit agreement was refinanced during November 1997.

The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates (see Note 14).

Previously, Greystone Homes, Inc. a wholly owned subsidiary of Greystone, sold in a private placement $125.0 million aggregate principal amount of 10.75% Senior Notes (the "Notes") and were subsequently registered with the Securities and Exchange Commission. In conjunction with the Company's acquisition of Greystone (see Note 3), such Notes were recorded at fair value at the acquisition date ($138.2 million) to reflect an effective rate of 7.75%. The premium is being amortized on an effective yield basis. The Notes are due March 1, 2004 with interest payable semi-annually. The Company may, at its option, redeem the Notes, in whole or in part, at any time on or after March 1, 1999, initially at 105.375% of the principal amount thereof, declining to 100% of the principal amount thereof on or after March 1, 2001. The Notes are general unsecured senior obligations, ranking pari passu in right of payment with all existing and future unsecured indebtedness that is not, by its terms, expressly subordinated in right of payment to the Notes. The Notes contain certain restrictive covenants including limitations on additional indebtedness. The indentures with respect to the Notes limit the ability of Greystone Homes, Inc. to pay cash dividends or make loans and advances to the Company. Under the terms of the indentures, Greystone Homes, Inc. could pay cash dividends or make loans to the Company in an amount of $50.6 million at November 30, 1997. The Notes are fully and unconditionally guaranteed by the Company.

The minimum aggregate principal maturities of mortgage notes and other debts payable during the five years subsequent to November 30, 1997 are as follows:
1998 - $9.9 million, 1999 - $1.1 million and 2002 - $376.5 million. The remaining principal obligations are due subsequent to November 30, 2002. All of the notes secured by land contain collateral release provisions for accelerated payment which may be made as necessary to maintain construction schedules.

10.  FINANCIAL SERVICES
The assets and liabilities related to the Company's financial services operations (as described in Note 4) are summarized as follows:

                                                          NOVEMBER 30,
(IN THOUSANDS)                                          1997       1996
--------------                                          ----       ----
Assets:
Loans held for sale or disposition, net               $106,020    127,606
Investment securities available-for-sale                  --      193,869
Loans and mortgage-backed securities
  held for investment, net                              19,600     21,323
Investments in partnerships                               --       11,428
Cash and receivables, net                               14,993     22,224
Servicing acquisition costs                              2,471      1,201
Other                                                   13,904      4,432
                                                      --------    -------
                                                      $156,988    382,083
                                                      ========    =======
Liabilities:
Notes and other debts payable                          $86,936    271,314
Other                                                   21,570     20,292
                                                      --------    -------
                                                      $108,506    291,606
                                                      ========    =======

See Note 2 regarding certain assets and portions of the operations of the Financial Services Division that were distributed as part of the spin-off of the Company's commercial real estate investment and management business.

Investments in partnerships consisted primarily of a 15.1% equity interest, acquired in the fourth quarter of 1995, in a partnership in which the discontinued Investment Division business segment also owned a 9.9% equity interest. The Financial Services Division's investment was distributed as part of the spin-off of the Company's commercial real estate investment and management business.

The Financial Services Division finances its activities through various lines of credit or borrowings from Lennar Corporation, when, on a consolidated basis, the Company can minimize its cost of funds.

A warehouse line of credit is used to fund the division's mortgage loan activities. Borrowings under this agreement were $86.9 million and $48.3 million at November 30, 1997 and 1996, respectively, and were collateralized by mortgage loans with outstanding principal balances of $87.6 million and $53.9 million, respectively, and by servicing rights in both years of approximately $1.0 billion of loans serviced by the Financial Services Division. There are several interest rate pricing options which fluctuate with market rates. The borrowing rate has been reduced to the extent that custodial escrow balances exceeded required compensating balance levels. The effective interest rate on this agreement at November 30, 1997 was 1.1%. The warehouse line of credit facility totaling $125.0 million was reduced to $110.0 million by the Company and extended until April 30, 1998.

The division had two revolving lines of credit to finance certain mortgage-backed securities which provide for aggregate borrowings of $75.0 million, expiring in 1998. Borrowings under these agreements were $74.4 million at November 30, 1996 and were collateralized by mortgage-backed securities with an aggregate carrying value of $114.9 million. The weighted average interest rate of these borrowings at November 30, 1996 was 6.2%. Such mortgage-backed securities and related revolving lines of credit were distributed as part of the spin-off of the Company's commercial real estate investment and management business.

During 1996, the division entered into two revolving credit agreements to finance certain commercial assets which provided for borrowings of $60.0 million, expiring in 1997 and 1998. Borrowings under these agreements were $23.1 million at November 30, 1996 and were collateralized by loans held for sale and investments in and advances to partnerships with an aggregate carrying value of $33.3 million. The weighted average interest rate of these borrowings at November 30, 1996 was 6.5%. Such commercial assets and related revolving credit agreements were distributed as part of the spin-off of the Company's commercial real estate investment and management business.

The division also utilized financing arrangements to sell mortgage-backed securities under agreements to repurchase them with securities dealers in the business of providing such financing. At November 30, 1996, repurchase agreements outstanding totaled $58.5 million and had a weighted average borrowing rate of 6.2%, which expire in 1998. The repurchase agreements were collateralized by mortgage-backed securities with an aggregate carrying value of $76.2 million at November 30, 1996. Such mortgage-backed securities sold under agreements to repurchase were distributed as part of the spin-off of the Company's commercial real estate investment and management business.

Certain subsidiaries of the Financial Services Division are co-borrowers in the Company's revolving credit facility (see Note 9). As of November 30, 1996, the division's allocated borrowings amounted to $67.0 million. No borrowings were allocated to the division as of November 30, 1997.

Certain of the division's servicing agreements require it to pass through payments on loans even though it is unable to collect such payments and, in certain instances, be responsible for losses incurred through foreclosure. Exposure to this credit risk is minimized through geographical diversification and review of the mortgage loan servicing created or purchased. Management believes that it has provided adequate reserves for expected losses based on the fair value of the underlying collateral. Provisions for these losses have not been material to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

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

At November 30, 1997 and 1996, the balances outstanding for the bonds and notes payable were $47.5 million and $56.5 million, respectively. The borrowings mature in years 2013 through 2018 and carry interest rates ranging from 7.2% to 14.3%. The annual principal repayments are dependent upon collections on the underlying mortgages, including prepayments, and cannot be reasonably determined. As part of the spin-off of the Company's commercial real estate investment and management business, LNR received an interest in the assets of the limited-purpose finance subsidiaries to the extent such assets exceeded the related liabilities. This interest amounted to $3.0 million at the date of the spin-off.

12.  INCOME TAXES

The provisions (benefits) for income taxes consist of the following:

                                           YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                           1997        1996        1995
-------------                          -------      ------      ------
Current:
     Federal                           $75,769      65,635      47,857
     State                               7,239       8,604       6,787
                                       -------      ------      ------
                                        83,008      74,239      54,644
                                       -------      ------      ------
Deferred:
     Federal                           (26,043)     (17,591)    (9,982)
     State                                (677)        (395)       366
                                       -------      -------     ------
                                       (26,720)     (17,986)    (9,616)
                                       -------      -------     ------
     Total expense                     $56,288       56,253     45,028
                                       -------      -------     ------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences of the Company's deferred tax assets and liabilities are as follows:

                                                 NOVEMBER 30,
(IN THOUSANDS)                                 1997       1996
-------------                                -------    -------
Deferred tax assets:
  Acquisition adjustments                    $56,823     51,366
  Reserves and accruals                       36,003     22,812
  Net operating loss and capital loss
    carryforwards, tax effected                6,340       --
  Investment securities income                  --       14,629
  Investments in partnerships                   --       10,928
  Other                                        2,882      2,308
                                             -------    -------
    Deferred tax assets                      102,048    102,043
    Less: valuation allowance                 (7,659)      --
                                             -------    -------
    Total deferred tax assets, net            94,389    102,043
                                             -------    -------
Deferred tax liabilities:
  Capitalized expenses                        15,397     30,393
  Deferred gains                               1,061     20,534
  Investments in partnerships                  2,813       --
  Installment sales                            3,397      3,898
  Unrealized gain on securities
    available-for-sale                          --        3,081
  Other                                        2,467      4,368
                                             -------     ------
    Total deferred tax liabilities            25,135     62,274
                                             -------     ------
    Net deferred tax asset                   $69,254     39,769
                                             -------     ------

The Homebuilding Division's net deferred tax asset amounting to $61.3 million and $29.7 million at November 30, 1997 and 1996, respectively, is included in other assets in the consolidated balance sheets. The discontinued Investment Division's net deferred tax asset amounting to $9.9 million at November 30, 1996 was included in net investment in discontinued operations in the consolidated balance sheets.

At November 30, 1997 and 1996, the Financial Services Division and the limited-purpose finance subsidiaries had net deferred tax assets of $8.0 million and $0.2 million, respectively.

SFAS No. 109 requires the reduction of the deferred tax asset by a valuation allowance if, based on the weight of available evidence, it is more likely than not a portion or all of the deferred tax asset will not be realized. For the year ended November 30, 1997, the Company established a $7.7 million valuation allowance for net operating loss and capital loss carryforwards and certain acquisition adjustments which currently are not expected to be realized. Based on management's assessment, it is more likely than not that the net deferred tax asset will be realized through future taxable earnings.

A reconciliation of the statutory rate with the effective tax rate follows:

                                             % OF PRE-TAX INCOME
                                         ----------------------------
                                         1997        1996        1995
                                         ----        ----        ----
Statutory rate                           35.0        35.0        35.0
State income taxes, net of
  federal income tax benefit              4.0         4.0         4.0
Other                                     1.0         --          --
                                         ----        ----        ----
  Effective rate                         40.0        39.0        39.0
                                         ====        ====        ====

13.  CAPITAL STOCK
COMMON STOCK
The Company has two classes of common stock. The common stockholders have one vote for each share owned in matters requiring stockholder approval and during 1997 received quarterly dividends of $0.025 per share prior to the spin-off and $0.0125 per share subsequent to the spin-off and during 1996 received quarterly dividends of $0.025 per share. Class B common stockholders have ten votes for each share of stock owned and during 1997 received quarterly dividends of $0.0225 per share prior to the spin-off and $0.01125 per share subsequent to the spin-off and during 1996 received quarterly dividends of $0.0225 per share. As of November 30, 1997, Mr. Leonard Miller, Chairman of the Board of the Company, owned or controlled 9.9 million shares of Class B common stock, which represents approximately 69% voting control of the Company.

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

The Lennar Corporation 1997 Stock Option Plan ("1997 Plan") provides for the granting of options or stock appreciation rights to certain key employees of the Company to purchase shares at prices not less than market value as of the date of the grant. No options granted under the 1997 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant. The 1997 Plan was approved by the Company's Board of Directors and is subject to approval by the Company's stockholders. No stock options or stock appreciation rights granted under the 1997 Plan can be exercised until the 1997 Plan is approved by the Company's stockholders.


A summary of the Company's stock option activity for the years ended November 30, 1997, 1996 and 1995 is as follows:

                                                1997                   1996                    1995
                                      ---------------------     --------------------    ---------------------
                                                   WEIGHTED                 WEIGHTED                 WEIGHTED
                                                   AVERAGE                  AVERAGE                  AVERAGE
                                        STOCK      EXERCISE      STOCK      EXERCISE     STOCK       EXERCISE
                                       OPTIONS      PRICE       OPTIONS      PRICE      OPTIONS       PRICE
                                      ---------   ---------     -------     --------    -------      --------
Outstanding, beginning of year        1,056,350   $ 12.65       995,250     $11.15     1,011,400      $10.49
  Granted                               972,500   $ 19.52       126,500     $23.74        78,500      $16.31
  Forfeited:
    Spin-off transaction               (249,150)  $ 12.55         --          --           --           --
    Other terminations                  (13,900)  $ 19.47       (16,600)    $12.90       (19,500)     $17.20
  Exercised                            (173,850)  $ 11.17       (48,800)    $10.91       (75,150)     $ 6.05
  Spin-off adjustment                   459,030   $(11.45)        --          --           --           --
  Greystone options assumed             764,900   $ 11.58         --          --           --           --
                                      ---------   -------     ---------     ------      --------      ------
Outstanding, end of year              2,815,880   $ 10.60     1,056,350     $12.65       995,250      $11.15
                                      ---------   -------     ---------     ------      --------      ------
Exercisable, end of year              1,012,946   $ 10.24       232,912     $11.20       203,600      $10.58
                                      ---------   -------     ---------     ------      --------      ------
Weighted average fair value
 of options granted during
 the year under SFAS No. 123                  $7.96                   $9.21
                                              -----                   -----

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

The following table summarizes information about fixed stock options outstanding at November 30, 1997:

                       OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
              --------------------------------------------------    --------------------------------
  RANGE OF         NUMBER          WEIGHTED         WEIGHTED           NUMBER           WEIGHTED
  PER SHARE    OUTSTANDING AT      AVERAGE           AVERAGE        OUTSTANDING AT      AVERAGE
  EXERCISE      NOVEMBER 30,      REMAINING         PER SHARE        NOVEMBER 30,       PER SHARE
   PRICES          1997        CONTRACTUAL LIFE   EXERCISE PRICE        1997          EXERCISE PRICE
  ---------    -------------   ----------------   --------------    --------------    --------------
$ 1.61-$ 5.86     514,551        3.5 years            $ 3.43          142,220            $ 3.53
$ 6.66-$ 9.97     685,426        4.9 years            $ 8.86          109,060            $ 8.28
$10.14-$14.39     955,903        8.3 years            $11.52          761,666            $11.78
$16.47-$18.16     660,000        9.6 years            $16.67             --                 --

The above range of per share exercise prices at November 30, 1997 have been adjusted to reflect the spin-off of the commercial real estate investment and management business, as applicable, for each individual option holder.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. No compensation expense is recognized because all stock options granted have exercise prices equal to the market value of the Company's stock on the date of the grant. Under SFAS No. 123, compensation cost for the Company's stock-based compensation plans would be determined based on the fair value at the grant dates for awards under those plans. Had the Company adopted SFAS No. 123 in the accounting for their fixed stock option plans, the pro forma effect would not be material to the Company's reported earnings from continuing operations, net earnings and earnings per share for the years ended November 30, 1997 and 1996.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                          1997              1996
                                      -----------        -----------
Dividend yield                        0.3% - 0.4%           0.4%
Volatility rate                        25% - 28%          30% - 35%
Risk-free interest rate               5.8% - 6.1%        5.8% - 6.1%
Expected option life (years)           3.9 - 8.6          4.5 - 8.6


EMPLOYEE STOCK OWNERSHIP/401(K) PLAN
The Employee Stock Ownership/401(k) Plan ("Plan") provides shares of stock to employees who have completed one year of continuous service with the Company. All contributions for employees with five years or more of service are fully vested. The Plan was amended in 1989 to add a cash or deferred program under
Section 401(k) of the Internal Revenue Code. Under the 401(k) portion of the Plan, employees may make contributions which are invested on their behalf, and the Company may also make contributions for the benefit of employees. The Company records as compensation expense an amount which approximates the vesting of the contributions to the Employee Stock Ownership portion of the Plan, as well as the Company's contribution to the 401(k) portion of the Plan. This amount was $1.7 million in 1997, $1.1 million in 1996 and $0.8 million in 1995. In 1997, 1996 and 1995, 34,469, 20,505 and 15,332 shares, respectively, were contributed to participants' accounts.

RESTRICTIONS  ON PAYMENT OF DIVIDENDS
Other than as required to maintain the financial ratios and net worth requirements under the revolving credit and term loan agreements, there are no restrictions on the payment of dividends on common stock by the Company. The cash dividends paid with regard to a share of Class B common stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of common stock in that calendar year. Furthermore, there are no agreements which restrict the payment of dividends by subsidiaries to the Company, except for the indentures with respect to the Notes (see Note 9).

14.  FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at November 30, 1997 and 1996, using available market information and appropriate valuation methodologies.
Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The table excludes cash and cash equivalents, accounts receivable and accounts payable, which had fair values approximating their carrying values.

                                                                     NOVEMBER 30,
(IN THOUSANDS)                                             1997                       1996
-------------                                       -------------------        --------------------
                                                    CARRYING     FAIR          CARRYING      FAIR
                                                     AMOUNT      VALUE          AMOUNT       VALUE
                                                    --------    -------        --------    --------
ASSETS
Homebuilding:
  Receivables                                       $ 14,782     14,782         10,456       10,456
Financial services:
  Loans held for sale or disposition, net           $106,020    107,617        127,606      135,786
  Investment securities available-for-sale              --        --           193,869      193,869
  Loans and mortgage-backed securities
    held for investment, net                        $ 19,600     19,773         21,323       22,649
Limited-purpose finance subsidiaries:
  Collateral for bonds and notes payable            $ 47,456     50,715         59,898       63,186
LIABILITIES
Homebuilding:
  Mortgage notes and other debts payable            $527,303    527,303        361,333      361,333
Financial services:
  Notes and other debts payable                     $ 86,936     86,936        271,314      271,314
Limited-purpose finance subsidiaries:
  Bonds and notes payable                           $ 47,456     47,886         56,512       59,710
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
Homebuilding:
  Interest rate swap agreements                     $   --         (139)          --           (972)
Financial services:
  Commitments to originate loans                    $   --          (42)          --             16
  Commitments to sell loans                         $   --         (103)          --           (196)

The following methods and assumptions were used by the Company in estimating fair values:

Receivables: The fair values are based on discounting future cash flows using the current interest rates at which similar loans would be made or are estimated by the Company on the basis of financial or other information.

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

The Company's investment securities available-for-sale consisted of the Financial Services Division's rated commercial mortgage-backed securities. These investments represented securities which were collateralized by pools of mortgage loans on commercial real estate assets located across the country. Such investment securities were distributed as part of the Company's spin-off of its commercial real estate investment and management business (see Note 2). Concentrations of credit risk with respect to these securities were limited due to the diversity of the underlying loans across geographical areas and among property types and to the performance of significant due diligence analysis on the real estate supporting the underlying loans. In addition, the Company only invested in these securities when the Company's discontinued Investment Division was named special servicer for the entire securitization. As special servicer, the Company monitored the performance of the securitization and had the ability to impact the performance of the securitization by having the ability to resolve non-performing loans using its loan work-out and asset management expertise.

At November 30, 1996, the amortized cost and fair value of investment securities available-for-sale consisted of the following (in thousands):

                                                GROSS UNREALIZED
                                AMORTIZED      ------------------     FAIR
                                   COST        GAINS       LOSSES     VALUE
                                ---------      ------      ------    -------
Investment securities
  available-for-sale            $180,918       14,626      (1,675)   193,869

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

During 1997, proceeds from the sale of available-for-sale securities amounted to $122.5 million and resulted in gross realized gains of $2.9 million. During 1996, proceeds from the sale of available-for-sale securities amounted to $18.1 million and resulted in gross realized gains of $1.7 million. During 1995, proceeds from the sale of available-for-sale securities amounted to $11.0 million and resulted in gross realized gains of $0.5 million.

The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. The Company designates interest rate swaps as hedges of specific debt instruments and recognizes interest differentials as adjustments to interest expense as the differentials occur. Counterparties to these agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated. A majority of the Company's variable rate borrowings are based on the London Interbank Offering Rate ("LIBOR") index. At November 30, 1997, Lennar had three interest rate swap agreements outstanding with a total notional amount of $200.0 million, which will mature in 2002. These agreements fixed the LIBOR index at 6.0% to 6.1%. The effect of the interest rate swap agreements on interest incurred and on the cost of borrowing was approximately $0.8 million and 0.17%, $1.5 million and 0.18%, and $0.7 million and 0.11%, for the years ended November 30, 1997, 1996 and 1995, respectively.

As of November 30, 1997, the Financial Services Division's pipeline of loans in process totaled approximately $39.2 million. There is no exposure to credit risk in this type of commitment until the loans are funded. However, the division uses the same credit policies in the approval of the commitments as are applied to all lending activities. Since a portion of these commitments is expected to expire without being exercised by the borrower, the total commitments do not necessarily represent future cash requirements. There is no exposure to market risk until a rate commitment is extended by the Company to a borrower. Loans in the pipeline of loans in process for which interest rates were committed to the borrower totaled approximately $16.1 million as of November 30, 1997. Substantially all of these commitments are for periods of 30 days or less.

Mandatory mortgage-backed securities ("MBS") forward commitments are used by the Company to hedge its interest rate exposure during the period from when the Company extends an interest rate lock to a loan applicant until the time in which the loan is sold to an investor. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is managed by the Company by entering into agreements with investment bankers with primary dealer status and with permanent investors meeting the credit standards of the Company. At any time, the risk to the Company, in the event of default by the purchaser, is the difference between the contract price and current market value. At November 30, 1997, the Company had open commitments amounting to $58.5 million to sell MBS with varying settlement dates through February 1998. The mortgage loan inventory and pipeline will be used to form the MBS that will fill the forward delivery contracts.

15.  COMMITMENTS AND CONTINGENT LIABILITIES
The Company and certain subsidiaries are parties to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

The Company had a number of claims for damages relating to a hurricane which occurred in 1992. Most have been settled, and to date, the Company's insurers have made all payments required under settlements. Based on historical experience with past claims, it is likely that the remaining claims will not be material to the Company's financial position or results of operations. However, the ultimate outcome cannot presently be determined.

The Company is subject to the usual obligations associated with entering into contracts for the purchase (including option contracts), development and sale of real estate in the routine conduct of its business. Option contracts for the purchase of land permit the Company to acquire portions of properties when it is ready to build homes on them. The use of option contracts allows the Company to manage the financial risk of adverse market conditions associated with longer term land holdings.

The Company has entered into agreements to lease certain office facilities under operating leases which expire at various dates through 2004. Future minimum payments under the noncancelable leases having an initial or remaining term in excess of one year are as follows: 1998 - $4.5 million; 1999 - $4.0 million; 2000 - $2.7 million; 2001 - $2.2 million; 2002 - $1.8 million and thereafter - $1.2 million.

The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $82.1 million at November 30, 1997. The Company also had outstanding performance bonds with estimated costs to complete of $122.5 million related principally to its obligations for site improvements at various projects at November 30, 1997. The Company does not believe that any such bonds are likely to be drawn upon.

16.  SUPPLEMENTAL INFORMATION ON GREYSTONE HOMES, INC.
Summarized financial information for Greystone Homes, Inc. is presented below:

SUMMARY CONSOLIDATED BALANCE SHEET
NOVEMBER 30, 1997
(IN THOUSANDS)
-------------
ASSETS:
Cash and cash equivalents                     $  5,565
Inventories                                    330,568
Deferred tax assets                             29,943
Goodwill, net                                   45,612
Other assets                                    12,578
                                              --------
                                              $424,266
                                              --------

LIABILITIES AND STOCKHOLDER'S EQUITY:
Accounts payable and other liabilities        $ 47,460
Intercompany payable to Lennar Corporation      19,600
Notes payable                                    4,160
Senior unsecured notes payable                 137,812
                                              --------
    Total liabilities                          209,032
Stockholder's equity                           215,234
                                              --------
                                              $424,266
                                              --------

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS


                                                              PRO FORMA
                            FOR THE PERIOD FROM         ------------------------
                             NOVEMBER 1, 1997           YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)              TO NOVEMBER 30, 1997         1997            1996
-------------               --------------------       -------          -------
Homebuilding revenues             $48,997              577,729          421,708
Cost of homes sold                 46,487              456,829          329,067
                                  -------              -------          -------
  Gross margin                      2,510              120,900           92,641
Selling, general and
  administrative expenses          (4,023)             (57,901)         (44,976)
Interest and other, net               113              (14,005)         (12,905)
                                  -------              -------          -------
  Pretax earnings (loss)           (1,400)              48,994           34,760
Provision for income tax
  expense (benefit)                  (560)              20,498           14,804
                                  -------              -------          -------
  Net earnings (loss)             $  (840)              28,496           19,956
                                  -------              -------          -------

The consolidated statements of operations for all periods presented reflect all purchase accounting adjustments related to the merger between the Company and Greystone. The primary purchase accounting adjustment was an increase to cost of homes sold of $6.8 million to reflect the inventories of Greystone Homes, Inc. to estimated fair value. Greystone Homes, Inc. is a wholly owned subsidiary of the Company and is the obligor on the Notes (see Note 9). The Notes are fully and unconditionally guaranteed by the Company. Separate financial statements and other related disclosures for Greystone Homes, Inc. are not presented, as the Company's management does not consider the information material to investors.

17.  SUBSEQUENT EVENT
Subsequent to November 30, 1997, the Company completed the acquisition of the stock and certain assets of a Northern California homebuilder for approximately $78 million. Additionally, a joint venture was formed between Lennar Land Partners and an entity affiliated with the Northern California homebuilder.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries


18.  QUARTERLY DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                   FIRST      SECOND      THIRD      FOURTH
---------------------------------------                   --------   --------   --------   --------
1997
Revenues                                                  $232,455    271,924    332,620    466,083
Earnings from continuing operations before income taxes   $ 16,082     20,866     32,634     16,145
Earnings from discontinued operations                     $  9,617      9,276      8,374      6,559
Net earnings                                              $ 19,427     22,004     28,281     14,719
Earnings per share:
    Continuing operations                                 $    .27        .35        .55        .19
    Discontinued operations                                    .27        .26        .23        .16
                                                          --------   --------   --------   --------
    Net earnings per share                                $    .54        .61        .78        .35
                                                          ========   ========   ========   ========
1996
Revenues                                                  $194,963    224,743    283,653    338,302
Earnings from continuing operations before income taxes   $ 13,478     14,288     24,332     32,331
Earnings from discontinued operations                     $  8,981      9,578      9,042      8,883
Net earnings                                              $ 17,203     18,293     23,884     28,606
Earnings per share:
    Continuing operations                                 $    .23        .24        .41        .54
    Discontinued operations                                    .25        .27        .25        .25
                                                          --------   --------   --------   --------
    Net earnings per share                                $    .48        .51        .66        .79
                                                          ========   ========   ========   ========

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.


SUPPLEMENTAL PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

On June 10, 1997, the Company's Board of Directors approved a plan to spin-off its commercial real estate investment and management business through the distribution of the stock of LNR. The spin-off, in the form of a tax-free distribution, was completed effective October 31, 1997. Following the spin-off transaction, the Company and LNR formed Lennar Land Partners to acquire, develop and sell land. The Company and LNR contributed properties to Lennar Land Partners in exchange for 50% general partnership interests in Lennar Land Partners. The formation of Lennar Land Partners was effective as of October 31, 1997. On June 10, 1997, the Company's Board of Directors also approved a plan to acquire Pacific Greystone Corporation. The merger became effective after the spin-off of the commercial real estate investment and management business. Such merger became effective on October 31, 1997.

These transactions have resulted in reported results for 1997 that are not comparable to 1996. Accordingly, the following pro forma information is presented to report 1997 and 1996 on a more comparable basis. Results for 1997 and 1996 have been adjusted to give pro forma effect to these transactions as if such transactions had been completed as of the beginning of each period for which pro forma consolidated operating data is presented. The following pro forma results for Lennar were derived from the 12 months ended November 30 and the pro forma results for Greystone were derived from the 12 months ended December 31. The following pro forma financial information does not purport to be indicative of the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated:

                                                        YEARS ENDED
                                                  NOVEMBER 30,/DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1997        1996
----------------------------------------         ------------   ------------
REVENUES:
  Homebuilding                                   $1,692,083       1,354,568
  Financial services                                 52,305          44,218
  Limited-purpose
     finance subsidiaries                             5,143           6,436
                                                 ----------      ----------
  Total revenues                                 $1,749,531       1,405,222
                                                 ----------      ----------
OPERATING EARNINGS:
  Homebuilding                                   $  172,141         142,988
  Financial services                                 11,642           6,470
  Limited-purpose
    finance subsidiaries                                 13              (3)
                                                 ----------      ----------
            Total operating earnings                183,796         149,455
Corporate general and
  administrative expenses                            23,212          18,894
Interest expense                                     30,657          29,440
                                                 ----------      ----------
Earnings before income taxes                        129,927         101,121
Income taxes                                         52,646          41,348
                                                 ----------      ----------
Net earnings                                     $   77,281          59,773
                                                 ----------      ----------
Net earnings per share                           $     1.46            1.13
                                                 ==========      ==========

SHAREHOLDER INFORMATION
Lennar Corporation and Subsidiaries

Annual Meeting
The Annual Stockholders' Meeting will be held at 11:00 a.m. on April 7, 1998 at the Doral Park Golf and Country Club,
5001 N.W. 104th Avenue
Miami, Florida 33178

Registrar and Transfer Agent
The First National Bank of Boston
150 Royall Street
Canton, Massachusetts 02021

Listing
New York Stock Exchange (LEN)

Corporate Counsel
Rogers & Wells
200 Park Avenue
New York City, New York 10166

Independent Auditors
Deloitte & Touche LLP
100 Southeast Second Street
Miami, Florida 33131

Form 10-K Available
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to any stockholder upon written request to:
            Investor Relations
            Lennar Corporation
            700 N.W. 107th Avenue
            Miami, Florida 33172
            Telephone: (305) 559-4000

COMPARATIVE COMMON STOCK DATA

                   COMMON STOCK PRICES                                       CASH DIVIDENDS
                 NEW YORK STOCK EXCHANGE                                        PER SHARE
           ----------------------------------         ------------------------------------------------------------
FISCAL                HIGH/LOW PRICE                         COMMON STOCK                       CLASS B
QUARTER          1997                1996                1997            1996            1997              1996
-------    ---------------      -------------         ---------       ----------       ----------       ----------
First      $27.75 - 25.00*      27.00 - 22.00         2 1/2(cents)      2 1/2(cents)       2 1/4(cents)       2 1/4(cents)
Second      27.50 - 24.00*      26.13 - 22.88         2 1/2(cents)      2 1/2(cents)       2 1/4(cents)       2 1/4(cents)
Third       37.63 - 26.00*      26.88 - 21.63         2 1/2(cents)      2 1/2(cents)       2 1/4(cents)       2 1/4(cents)
Fourth      44.81 - 15.81*      26.75 - 21.75         1 1/4(cents)      2 1/2(cents)       1 1/8(cents)       2 1/4(cents)

----------
* Market prices prior to November 1, 1997 are reflective of the stock value prior to the spin-off of the commercial real estate investment and management business.

As of November 30, 1997, there were approximately 800 holders of record of the Company's common stock.