Form 10-K, Exhibit 13
period 1998-11-30
LENNAR CORP
filed 1999-03-01
CIK 58696

EXHIBIT 13

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Lennar Corporation and Subsidiaries
At or for the Years Ended November 30,

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                      1998         1997          1996         1995        1994
-----------------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS:
     Revenues:

        Homebuilding                                            $    2,204,428    1,208,570       952,648     665,510     647,750
        Financial services                                      $      208,543       89,369        82,577      57,787      54,348
        Limited-purpose finance subsidiaries                    $        3,894        5,143         6,436       7,689       9,485
           Total revenues                                       $    2,416,865    1,303,082     1,041,661     730,986     711,583
     Operating earnings - business segments:
        Homebuilding                                            $      283,369      120,240        91,066      58,530      70,645
        Financial services                                      $       33,335       35,532        28,653      19,013      14,844
     Corporate general and administrative expenses              $       28,962       15,850        12,396      10,523      10,309
     Earnings from continuing operations before income taxes
        and cumulative effect of changes in accounting
         principles                                             $      240,114       85,727        84,429      53,310      64,626
     Earnings from continuing operations                        $      144,068       50,605        51,502      32,519      39,422
     Earnings from discontinued operations                      $            -       33,826        36,484      37,908      28,743
     Net earnings                                               $      144,068       84,431        87,986      70,427      69,126
     Per share amounts (diluted):
         Earnings from continuing operations                    $         2.49         1.34          1.42        0.90        1.09
         Earnings from discontinued operations                  $            -         0.89          1.01        1.05        0.80
         Cumulative effect of changes in accounting
                principles                                      $            -            -             -           -        0.03
         Net earnings per share                                 $         2.49         2.23          2.43        1.95        1.92
     Cash dividends per share - common stock                    $          .05         .088           .10         .10        .095
     Cash dividends per share - Class B common stock            $         .045         .079           .09         .09        .084

FINANCIAL POSITION:

     Total assets                                               $    1,917,834    1,343,284     1,589,593   1,341,065   1,205,214
     Total debt                                                 $      798,838      661,695       689,159     557,055     493,203
     Stockholders' equity                                       $      715,665      438,999       695,456     607,794     534,088
     Shares outstanding (000's)                                         58,151       53,160        35,928      35,864      35,768
     Stockholders' equity per share                             $        12.31         8.26         19.36       16.95       14.93

DELIVERY AND BACKLOG INFORMATION:

     Number of homes delivered                                          10,777        6,702         5,968       4,680       4,965
     Backlog of home sales contracts                                     4,100        3,318         1,929       1,802       1,703
     Dollar value of backlog                                    $      840,000      665,000       312,000     255,000     247,000


As a result of the Company's spin-off of its commercial real estate investment and management business, including the Investment Division business segment, the selected financial data for 1996, 1995 and 1994 has been restated to reflect the Company's Investment Division as a discontinued operation.

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

RESULTS OF OPERATIONS

OVERVIEW

         Lennar achieved record results in 1998, reflecting a successful repositioning of operations in 1997 and a greater focus on homebuilding and residential financial services. Lennar's earnings from continuing operations increased in 1998 to $144.1 million, or $2.49 per share diluted ($2.59 per share basic), compared to $50.6 million, or $1.34 per share diluted ($1.35 per share basic), in 1997 and $51.5 million, or $1.42 per share diluted ($1.43 per share basic), in 1996. Several factors contributed to the growth in earnings from continuing operations in 1998. The Company has expanded significantly in California over the past three years through various strategic acquisitions and land purchases, including the merger with Pacific Greystone on October 31, 1997. The merger with Pacific Greystone also expanded the Company's operations in Arizona and provided the Company with operations in Nevada. The Company's growth in these markets, combined with favorable market conditions throughout all of its homebuilding markets, contributed to increased earnings in 1998. In addition, the Company's earnings from partnerships increased significantly, reflecting a full year of operations of Lennar Land Partners, which was formed on October 31, 1997, and is 50% owned by the Company.

         On October 31, 1997, the Company successfully completed a merger with Pacific Greystone Corporation. Additionally, Lennar completed the spin-off of its commercial real estate investment and management business consisting of the Investment Division (which is classified as a discontinued operation in the accompanying consolidated statements of earnings and cash flows), the portions of the Financial Services Division involved in commercial mortgage lending and investments (but not the portions of the Financial Services Division which are involved in lending to and providing title services to homeowners, servicing residential mortgages or providing services to homebuyers or homeowners) and certain assets of the Homebuilding Division utilized in related businesses. The spin-off was conducted through a distribution of the stock of LNR Property Corporation ("LNR") to the stockholders of Lennar. The spin-off, in the form of a tax-free distribution, was completed effective October 31, 1997. At the time of the spin-off transaction, Lennar and LNR formed a general partnership ("Lennar Land Partners") to acquire, develop and sell land. Lennar and LNR contributed properties to Lennar Land Partners in exchange for 50% general partnership interests in Lennar Land Partners.

         Lennar's results of operations for 1997 and 1996 include the results of the commercial real estate investment and management business for the period from December 1, 1995 to October 31, 1997, and the results of operations for Pacific Greystone Corporation and the Company's share of the earnings from Lennar Land Partners for the period from November 1, 1997 to November 30, 1997.

HOMEBUILDING

         The Homebuilding Division sells and constructs single-family attached and detached homes. These activities also include the purchase, development and sale of residential land. The following tables set forth selected financial and operational information for the periods indicated:



SELECTED HOMEBUILDING DIVISION FINANCIAL DATA

(DOLLARS IN THOUSANDS,                      Years Ended November 30,
EXCEPT AVERAGE SALES PRICES)              1998        1997        1996
-------------------------------------------------------------------------
Sales of homes                        $  2,089,762    1,130,989   894,663
Other                                      114,666       77,581    57,985
------------------------------------------------------------------------
   Total revenues                     $  2,204,428    1,208,570   952,648
Gross margin - home
   sales ($)                          $    448,021      223,298   171,513
Gross margin - home
   sales (%)                                  21.4%        19.7%     19.2%
Selling, general &
   administrative expenses ($)        $    210,039      130,006    99,301
Selling, general &
   administrative expenses as
   a percentage of
   homebuilding revenues (%)                   9.5%        10.8%     10.4%
Operating earnings  ($)               $    283,369      120,240    91,066
Operating earnings (%)                        12.9%        10.0%      9.6%
Average sales price                   $    194,000      169,000   150,000
-------------------------------------------------------------------------

SUMMARY OF HOME AND BACKLOG DATA

--------------------------------------------------------------
DELIVERIES                          1998       1997       1996
--------------------------------------------------------------
Florida                             3,761      3,367     3,363
California                          3,029        587        58
Texas                               2,484      2,075     1,832
Arizona/Nevada                      1,503        673       715
--------------------------------------------------------------
                                   10,777      6,702     5,968
--------------------------------------------------------------
NEW ORDERS
--------------------------------------------------------------
Florida                             4,010      3,457     3,251
California                          2,851        758        52
Texas                               2,519      2,305     1,884
Arizona/Nevada                      1,636        592       660
--------------------------------------------------------------
                                   11,016      7,112     5,847
--------------------------------------------------------------
BACKLOG - HOMES
--------------------------------------------------------------
Florida                             1,544      1,295     1,205
California                          1,148        783        39
Texas                                 703        668       438
Arizona/Nevada                        705        572       247
--------------------------------------------------------------
                                    4,100      3,318     1,929
--------------------------------------------------------------
BACKLOG - DOLLAR VALUE
(IN THOUSANDS)                   $840,000    665,000   312,000
--------------------------------------------------------------

         Revenues from homebuilding operations were $2.2 billion in 1998, $1.2 billion in 1997 and $953 million in 1996. The increased revenues in 1998 and 1997 were primarily the result of additional revenues from home sales. Higher revenues from home sales were primarily attributable to increases in the number of new home deliveries and the average sales price. The number of homes delivered increased in all markets in 1998. The primary increases occurred in California and Arizona/Nevada as a result of the merger with Pacific Greystone in 1997 and additional acquisitions made in 1998. The 1997 increase in deliveries was primarily generated from growth in the California and Texas homebuilding markets. The higher average sales price in both 1998 and 1997 was due primarily to a greater percentage of deliveries in the California market, where average sales prices are currently higher. Other Homebuilding Division revenues consisted primarily of residential land sales and equity in earnings from partnerships in all three years. In 1998, 1997 and 1996, sales of residential land totaled $77.2 million, $63.8 million and $50.8 million, respectively. Equity in earnings from partnerships increased to $30.9 million in 1998 from $4.0 million in 1997 and $0.2 million in 1996. The increase in 1998 was primarily due to the Company's equity in earnings from Lennar Land Partners, which was formed in late 1997.

         Gross margin percentages from sales of homes were 21.4% in 1998, 19.7% in 1997 and 19.2% in 1996. The increases in 1998 and 1997 were primarily attributable to a greater percentage of deliveries from the California market, where margin percentages are currently higher. The 1998 increase also reflected higher margin percentages in the Company's Texas homebuilding market. Gross margins from land sales totaled $12.6 million, or 16.3%, $16.2 million, or 25.3%, and $12.0 million, or 23.6%, in 1998, 1997 and 1996, respectively.
Margins achieved on sales of land may vary significantly from period to period.

         Selling, general and administrative expenses as a percentage of total homebuilding revenues were 9.5% in 1998, 10.8% in 1997 and 10.4% in 1996. The 1998 decrease resulted primarily from the increase in revenues as a result of the Company's expansion. The increased percentage in 1997 was primarily attributable to start-up and operating costs in California related to the Company's expansion into the California market prior to the merger with Pacific Greystone.

         New sales orders increased 55% in 1998 and 22% in 1997. The growth in new orders for 1998 was attributable primarily to the Company's continued expansion in California, including the acquisition of Pacific Greystone, and generally favorable market conditions throughout all of the Company's homebuilding markets. The growth in new orders for 1997 was attributable primarily to the Company's expansion in California and Texas. The new sales orders increase in 1998, combined with acquisitions made in 1998, resulted in a 24% increase in the Company's backlog of home sales contracts to 4,100 at November 30, 1998, compared to a backlog of 3,318 contracts a year earlier. The dollar value of contracts in backlog increased 26% to $840.0 million at November 30, 1998 from $665.0 million a year earlier.

FINANCIAL SERVICES

         The Financial Services Division provides mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquires, packages and resells residential mortgage loans and mortgage-backed securities, performs mortgage loan servicing activities and provides cable television and alarm monitoring services to residents of Lennar communities and others. This Division previously invested in rated portions of issues of commercial real estate mortgage-backed securities ("CMBS") for which Lennar's discontinued Investment Division was the special servicer and also an investor in related securities. Such CMBS were distributed as part of the spin-off of the commercial real estate investment and management business. The following table sets forth selected financial and operational information relating to the Financial Services Division:

                                        Years Ended November 30,
(DOLLARS IN THOUSANDS)             1998            1997          1996
---------------------------------------------------------------------
REVENUES                      $    208,543       89,369        82,577
COSTS AND EXPENSES                 175,208       53,837        53,924
---------------------------------------------------------------------
OPERATING EARNINGS            $     33,335       35,532        28,653
---------------------------------------------------------------------
Dollar volume of
  mortgages originated        $  1,031,338      419,933       527,036
---------------------------------------------------------------------
Number of mortgages
  originated                         7,900        3,500         4,600
---------------------------------------------------------------------
Principal balance of
  servicing portfolio         $  3,213,235    3,073,010     3,286,225
---------------------------------------------------------------------
Number of loans serviced            41,000       39,700        42,100
---------------------------------------------------------------------

         Operating earnings of the Financial Services Division in 1998 included a significant contribution from North American Title, which was acquired in January 1998 and provides title and escrow services in California, Arizona and Colorado. Additionally, the Division experienced improved profits from mortgage services primarily due to increased homebuilding volume and a greater capture rate of Lennar homebuyers and others. These improvements in 1998 were offset by the absence of the portions of this Division previously involved in commercial mortgage lending and investments, which were spun-off on October 31, 1997.

         The increase in 1997 operating earnings compared to 1996 was primarily the result of the expansion of the title business in the Houston market, increased mortgage profits and the effect of capitalization of mortgage servicing rights as required by Statement of Financial Accounting Standards ("SFAS") No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS, as amended by SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. Additionally, operating earnings increased due to the Division's investment in the rated portion of CMBS, partnerships and commercial loans, prior to the spin-off transaction. Mortgage loan originations were lower in 1997 compared to 1996 due to a reduction in the Division's involvement in a less profitable wholesale loan origination business.

DISCONTINUED OPERATIONS

         On June 10, 1997, the Company's Board of Directors approved a plan to spin-off its commercial real estate investment and management business, which primarily consisted of the Investment Division. The spin-off was conducted through the distribution of the stock of LNR Property Corporation to the stockholders of Lennar. The spin-off, in the form of a tax-free distribution, was completed effective October 31, 1997. The Investment Division was involved in the development, management and leasing, as well as the acquisition and sale, of commercial and multi-family residential rental properties and land. The Investment Division also was a participant and manager in a number of partnerships which acquired portfolios of commercial mortgage loans and real estate. The Division shared in the profits or losses of the partnerships and also received fees for management and disposition of the partnerships' assets. This Division also acquired, at a discount, the unrated portions of debt securities which were collateralized by commercial real estate loans. The Division only invested in securities for which it acted as the special servicer on behalf of all the holders of the securities. The Division earned interest on its investment, as well as fees for the special servicing activities.

         Operating earnings from the discontinued Investment Division were $68.4 million in 1997 and $68.0 million in 1996. The slight increase in 1997 related to higher sales of other real estate and other revenues, primarily consisting of an increased investment in CMBS, offset by lower management fees, lower rental income generated by operating properties owned by the Company and reduced earnings from the Division's partnerships.

INTEREST

         During 1998, 1997 and 1996, interest expense relating to continuing operations was $47.6 million, $25.0 million and $22.9 million, respectively. Capitalized interest charged to expense for continuing operations was $43.1 million in 1998, $24.7 million in 1997 and $20.5 million in 1996.

         The increase in interest expense and capitalized interest charged to expense in both years was due to higher debt levels and increased home deliveries as a result of the Company's expansion. The amount of interest capitalized by the Company's operations in any one year is a function of the assets under development, outstanding debt levels and interest rates. At November 30, 1998 and 1997, capitalized interest as a percentage of homebuilding inventories approximated 3% and 4%, respectively.

RESTRUCTURING CHARGE

         In the fourth quarter of 1997, the Company recorded a restructuring charge to continuing operations for the estimated costs of the spin-off of LNR Property Corporation and formation of Lennar Land Partners. The restructuring charge was $29.2 million and consisted of professional fees, transaction costs, the write-off of deferred loan costs on mortgages and notes which were paid off to effect the spin-off and an impairment charge relating to the change in use of the land that was contributed to Lennar Land Partners. The impairment charge, which approximated $13.7 million, was a result of the change from the Company's previous intended use of the property for development and sale of homes to the new intended use in Lennar Land Partners where the land is being developed for sale as homesites. The liabilities recorded as part of the restructuring charge were substantially paid in 1997 and 1998.

INCOME TAXES

         The provision for income taxes for 1998, 1997 and 1996 was 40.0%, 40.0% and 39.0% of pre-tax earnings, respectively. The increase in 1997 compared to 1996 resulted primarily from permanent differences arising from the restructuring charge recorded during the fourth quarter of 1997.

PRO FORMA RESULTS OF OPERATIONS

         The pro forma results of operations give effect to the spin-off of the Company's commercial real estate investment and management business, the merger with Pacific Greystone Corporation and the formation of Lennar Land Partners, all of which were completed on October 31, 1997, as if such transactions had occurred at the beginning of the periods presented. Lennar Corporation pro forma results were derived from the 12 months ended November 30; Pacific Greystone Corporation pro forma results were derived from the 12 months ended December 31.

         The following pro forma information for 1997 and 1996 is presented to report results on a more comparable basis to 1998. The following pro forma financial information does not purport to be indicative of the results of operations which would have been reported if the transactions had occurred on the dates or for the periods indicated.

 SELECTED PRO FORMA REVENUES AND EARNINGS INFORMATION

                                                   Pro Forma
                                           ----------------------------
(IN THOUSANDS)                     1998        1997           1996
-----------------------------------------------------------------------
REVENUES:
Homebuilding                  $   2,204,428   1,692,083      1,354,568
Financial services                  208,543      52,305         44,218
Limited-purpose
   finance subsidiaries               3,894       5,143          6,436
-----------------------------------------------------------------------
   Total revenues             $   2,416,865   1,749,531      1,405,222
-----------------------------------------------------------------------
OPERATING EARNINGS:
Homebuilding                  $     283,369     172,141        142,988
Financial services                   33,335      11,642          6,470
Limited-purpose
   finance subsidiaries                   -          13             (3)
-----------------------------------------------------------------------
   Total operating
     earnings                       316,704     183,796        149,455
Corporate general and
  administrative
  expenses                           28,962      23,212         18,894
Interest expense                     47,628      30,657         29,440
-----------------------------------------------------------------------
PRE-TAX EARNINGS                    240,114     129,927        101,121
Income taxes                         96,046      52,646         41,348
-----------------------------------------------------------------------
NET EARNINGS                  $     144,068      77,281         59,773
-----------------------------------------------------------------------

HOMEBUILDING

         Homebuilding revenues increased to $2.2 billion in 1998 from $1.7 billion (pro forma) in 1997. Revenues were higher due primarily to a 21% increase in the number of home deliveries, a 5% increase in the average sales price and increases in sales of land and equity in earnings from partnerships. New home deliveries increased to 10,777 homes in 1998 from 8,943 homes (pro forma) in 1997. New home deliveries increased primarily as a result of expansion in Texas and California and generally favorable market conditions throughout the Company's homebuilding markets. The average sales price on homes delivered increased to $194,000 in 1998 from $185,000 (pro forma) in 1997. This increase was due primarily to higher average sales prices in the Texas market and a higher percentage of deliveries in the California market, where average sales prices are currently higher. The Company recorded land sales totaling $77.2 million and $16.7 million (pro forma) in 1998 and 1997, respectively. The increase in land sales reflected, in part, the Company's strategy to redeploy capital from certain long-term assets to shorter-term assets. Equity in earnings from partnerships totaled $30.9 million in 1998 compared to $3.7 million (pro forma) in 1997. The increase in 1998 compared with 1997 reflected the contribution from Lennar Land Partners, which was formed on October 31, 1997.

         Homebuilding revenues on a pro forma basis increased to $1.7 billion in 1997 from $1.4 billion in 1996. Revenues were higher due to a greater number of home deliveries and an increase in the average sales price. New home deliveries on a pro forma basis increased to 8,943 homes in 1997 from 7,929 homes in 1996. The greatest increases in deliveries were generated from growth in the California and Texas homebuilding markets. The average sales price on homes delivered on a pro forma basis increased to $185,000 in 1997 from $166,000 in 1996. The higher average sales price was due to a proportionately greater number of deliveries of higher-priced homes from the Company's move-up segment and a greater percentage of deliveries in the California market, which has higher-priced homes. The Company recorded land sales on a pro forma basis totaling $16.7 million and $29.1 million in 1997 and 1996, respectively.

         Gross margin percentages on home sales increased to 21.4% in 1998 from 19.7% (pro forma) in 1997 and 19.6% (pro forma) in 1996. The increase in 1998 compared to 1997 was primarily attributable to increased margin percentages in the Company's California and Texas markets and higher proportionate deliveries in California, where margin percentages are currently higher. Gross margins from land sales totaled $12.6 million, or 16.3%, $1.5 million, or 9.0% (pro forma), and $5.3 million, or 18.2% (pro forma), in 1998, 1997 and 1996, respectively. Margins achieved on sales of land may vary significantly from period to period.

         Selling, general and administrative expenses as a percentage of homebuilding revenues were 9.5% in both 1998 and 1997 (pro forma) and 9.3% (pro forma) in 1996. The increase in 1997 was primarily attributable to start-up and operating costs in California related to the Company's expansion into the California market, prior to the merger with Pacific Greystone Corporation.

FINANCIAL SERVICES

         Operating earnings from the Financial Services Division increased to $33.3 million in 1998 from $11.6 million (pro forma) in 1997 due primarily to the strong performance of North American Title, which was acquired in January 1998, and increased earnings from mortgage services. Higher earnings in mortgage services were primarily due to higher homebuilding volume and a greater capture rate of Lennar homebuyers and others.

         Operating earnings from the Financial Services Division on a pro forma basis increased to $11.6 million in 1997 from $6.5 million in 1996. This increase was primarily due to expansion of the title business in the Houston market, increased mortgage profits and the effect of the capitalization of mortgage servicing rights.

CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES

         Corporate general and administrative expenses as a percentage of total revenues decreased to 1.2% in 1998 from 1.3% (pro forma) for both 1997 and 1996. This decrease was due primarily to the increase in revenues.

INTEREST EXPENSE

         Interest expense increased to $47.6 million in 1998 from $30.7 million (pro forma) in 1997 and $29.4 million (pro forma) in 1996. The increase in interest expense in 1998 compared to 1997 was primarily the result of higher average debt levels in 1998, due to the Company's expansion, and an increase in the amount of capitalized interest charged to expense due to a greater number of homes delivered and an increase in interest per home delivered. Capitalized interest charged to expense was $43.1 million, $25.0 million (pro forma) and $23.7 million (pro forma) in 1998, 1997 and 1996, respectively.

FINANCIAL CONDITION AND CAPITAL RESOURCES

         The Company finances its land acquisition and development activities, construction activities, financial services activities and general operating needs primarily from cash generated from operations as well as from revolving lines of credit, public debt and equity, financial institution borrowings and purchase money notes. The Company also buys land under option agreements. Option agreements permit the Company to acquire portions of properties when it is ready to build homes on them. The financial risk of adverse market conditions associated with longer-term land holdings is managed by prudent underwriting of land purchases in areas that the Company views as desirable growth markets, diversification of risk through partnerships with other entities and careful management of the land development process. Based on its current financing capabilities, the Company does not believe that its land holdings have a significant adverse effect on its liquidity.

         At November 30, 1998, the Company had unsecured revolving credit facilities in the aggregate amount of $650 million, which may be used to refinance existing indebtedness, for working capital, for acquisitions and for general corporate purposes. At November 30, 1998, $136.7 million was outstanding under the Company's unsecured revolving credit facilities, compared to $376.5 million outstanding at November 30, 1997. The decrease in 1998 was primarily a result of the Company's issuance of $229 million of zero coupon senior convertible debentures in July 1998, combined with reductions in November 1998 resulting from several land sales, a high level of home deliveries at the end of the year and other transactions. Amounts outstanding under the unsecured revolving credit facilities are expected to increase in the first half of 1999 due to planned land acquisition and development and homebuilding activities, but the Company expects amounts borrowed under such facilities to remain well below amounts available.

         In the third quarter of 1998, the Company issued, for $229 million, zero coupon senior convertible debentures due 2018 ("Debentures") with a face amount at maturity of $493 million. The Debentures were issued at a price of $464.13 per $1,000 face amount at maturity, which equates to a yield to maturity over the life of the Debentures of 3 7/8%. Net proceeds from the offering, after underwriting discount and expenses, were approximately $223 million. The Company used the proceeds to repay $100 million in short-term loans which had been incurred to fund acquisitions and to reduce balances outstanding under its revolving credit facilities. The Debentures are convertible at any time into the Company's common stock at the rate of 12.3768 shares per $1,000 face amount at maturity, which equates to an initial conversion price of $37.50 per share. If the Debentures are converted during the first five years, the Company may elect to pay cash equal to the fair value of the common stock at the time of the conversion. Holders have the option to require the Company to repurchase the Debentures on any of the fifth, tenth or fifteenth anniversary dates from the issue date for the initial issue price plus accrued original issue discount. The Company has the option to satisfy the repurchases with any combination of cash and/or shares of the Company's common stock. The Company will have the option to redeem the Debentures, in cash, at any time after the fifth anniversary date for the initial issue price plus accrued original issue discount. At November 30, 1998, the amount outstanding, net of unamortized original issue discount, was $231.9 million.

         The Company's ratio of homebuilding debt to total capital was 43% at November 30, 1998, compared with 55% at November 30, 1997 and the Company's year-end target of less than 50%.

         The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. At November 30, 1998, the Company had three interest rate swap agreements outstanding with a total notional amount of $200 million, which will mature in 2002. These agreements fixed the LIBOR index (to which certain of the Company's debt interest rates are tied) at approximately 6.1%. In 1998, the Company entered into a contract to hedge the interest rate risk associated with an anticipated offering of $200 million of 10-year notes. The contract fixes the yield on the 10-year U.S. Treasury Note (which will be used as a basis for determining the interest rate on the Company's offering of notes) at 5.8%. The Company expects to issue the notes in 1999. Any amounts paid to or received from the counterparty to this agreement at the time the notes are issued will be recognized as an adjustment to interest over the life of the notes. The Financial Services Division, in the normal course of business, also uses derivative financial instruments to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. Counterparties to each of the above agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated.

         During 1998, Standard & Poor's upgraded its corporate credit and senior unsecured debt ratings on the Company to BBB- from BB+. The Company believes the "Investment Grade" rating from Standard & Poor's benefited the Company in 1998 and will continue to benefit it through reduced borrowing costs and better access to capital.

         Lennar Financial Services finances mortgage loans held for sale or disposition on a short-term basis by either pledging them as collateral for borrowings under a line of credit totaling $200 million or borrowing funds from Lennar Corporation in instances where, on a consolidated basis, this minimizes the overall cost of funds. Total borrowings under the financial services line of credit were $196.7 million and $86.9 million at November 30, 1998 and 1997, respectively.

         In 1998, the Company entered into an equity draw-down agreement with a major international banking firm, HSBC James Capel Canada, Inc. ("HSBC") under which the Company has the option to sell common stock, up to proceeds of $120 million, to HSBC in increments of up to $15 million (or such higher amount as may be agreed to by the parties) per month. As of November 30, 1998, the Company had issued 1.1 million shares under the agreement resulting in proceeds to the Company of $36 million.

         Also during 1998, the Company filed a shelf registration statement and prospectus with the Securities and Exchange Commission to offer, from time to time, its common stock, preferred stock, depositary shares, debt securities or warrants at an aggregate initial offering price not to exceed $500 million. As of November 30, 1998, the Company had $235 million available under the shelf registration statement. Proceeds can be used for repayment of debt, acquisitions and general corporate purposes.

         The Company will continue to actively evaluate potential acquisitions which fit into its homebuilding and financial services strategies and meet its profitability and return on capital requirements. Acquisitions, if any, will be funded through any of the Company's currently available credit facilities, amounts available under the shelf registration or the issuance of additional public debt, common stock or preferred stock.

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

LIMITED-PURPOSE FINANCE SUBSIDIARIES

         Limited-purpose finance subsidiaries of Lennar Financial Services have placed mortgage loans and other receivables as collateral for various long-term financings. These subsidiaries pay the debt service on the long-term borrowings primarily from the cash flows generated by the related pledged collateral. Therefore, the related interest income and interest expense substantially offset one another in each of the years in the three-year period ended November 30, 1998. As part of the spin-off of the Company's commercial real estate investment and management business, the Company transferred to LNR its interest in the assets of the limited-purpose finance subsidiaries to the extent such assets exceeded the related liabilities. The Company believes that the cash flows generated by these subsidiaries will be adequate to meet the required debt payment schedules.

CASH FLOWS

         In 1998, $63.2 million in cash was provided by the Company's operations, compared to $91.1 million in cash used in 1997. Cash flows from operations in 1998 consisted primarily of $144.1 million of net earnings and an increase in accounts payable and other liabilities of $119.6 million. This generation of cash was primarily offset by $112.3 million of cash used to increase inventories through land purchases, land development and construction and $111.6 million of cash used to increase loans held for sale or disposition by the Company's Financial Services Division. In 1997, cash flows used in operations primarily consisted of $107.0 million of cash used to increase inventories through land purchases, land development and construction and $32.4 million of cash used to increase loans held for sale or disposition by the Company's Financial Services Division. These uses were partially offset by $84.4 million of net earnings and an increase in accounts payable and other liabilities of $34.7 million.

         In 1998, $209.8 million in cash was used in the Company's investing activities compared to $171.3 million in cash provided in 1997. Cash flows used in investing activities in 1998 consisted primarily of $190.5 million of cash used for acquisitions. In 1997, $131.8 million was provided by the Company's investments in partnerships and $158.1 million was provided by sales of and principal payments received from the Company's portfolio of investment securities (CMBS) by both the discontinued Investment Division and the Financial Services Division. This generation of cash was partially offset by $113.0 million used to purchase investment securities.

         The Company's cash flows from financing activities are discussed above.

BACKLOG

         Backlog represents the number of homes subject to pending sales contracts. Homes are sold using sales contracts which are usually accompanied by sales deposits. Before entering into sales contracts, the Company generally prequalifies its customers. In some instances, purchasers are permitted to cancel sales contracts if they are unable to close on the sale of their existing home or fail to qualify for financing and under certain other circumstances. The Company experienced a cancellation rate of 20% in 1998, 19% in 1997 and 20% in 1996. Although cancellations can delay the sales of the Company's homes, they have not had a material impact on sales, operations or liquidity, because the Company closely monitors the progress of prospective buyers in obtaining financing and monitors and adjusts construction start plans to match the level of demand for homes. The Company does not recognize revenue on homes covered by pending sales contracts until the sales are closed and title passes to the new homeowners.

SEASONALITY

         The Company has historically experienced variability in results of operations from quarter to quarter due to the seasonal nature of the homebuilding business. The Company typically experiences the highest rate of orders for new homes in the first half of the calendar year. Because new home deliveries trail orders for new homes by several months, the Company typically has a greater percentage of new home deliveries in the second half of its fiscal year compared to the first half. As a result, the Company's earnings from sales of homes are generally higher in the second half of the fiscal year.

INTEREST RATES AND CHANGING PRICES

         Inflation can have a long-term impact on the Company because increasing costs of land, materials and labor result in a need to increase the sales prices of homes. In addition, inflation is often accompanied by higher interest rates, which can have a negative impact on housing demand and the costs of financing land development activities and housing construction. Increased construction costs, rising interest rates, as well as increased materials and labor costs, may reduce gross margins in the short-term; however, the Company attempts to recover the increased costs through increased sales prices without reducing sales volume. In recent years the increases in these costs have followed the general rate of inflation and hence have not had a significant adverse impact on the Company. In addition, deflation can impact the value of real estate. There can be no assurance that changing prices will not have a material adverse impact on the Company's future results of operations.

YEAR 2000

         The "Year 2000 issue" relates to issues which may arise from the inability of existing computer systems to properly recognize the year 2000. If not corrected, computer systems may fail or miscalculate data.

         The Company uses a variety of operating systems, computer software applications, computer hardware equipment and other equipment in conjunction with its homebuilding and financial services operations. In addition, the Company uses other non-information technology internal office systems. The Company is in the process of converting the majority of its computer information systems to one company-wide system. This new system is Year 2000 compliant. The Company has completed a significant portion of the implementation of this new system and expects to complete the implementation by the end of 1999. The Company is also making modifications to its existing computer information systems to make them Year 2000 compliant in the event it is not able to complete the conversion to the new company-wide system before the year 2000. The financial impact of becoming Year 2000 compliant has not been and is not expected to be material to the Company's financial position or results of operations.

         The Company is surveying certain of its significant vendors, subcontractors, suppliers and others ("third parties") to assess their state of readiness for the Year 2000. The Company cannot assure that the third parties will be Year 2000 compliant and failure of the third parties to be Year 2000 ready could have an adverse effect on the Company. Disruptions of financial markets or computer system failures at government agencies, financial institutions, utilities and others on which the Company is dependent could also adversely impact the Company. The effects of a potential disruption cannot be determined at this time.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires public companies to report certain information about their operating segments in their annual and interim financial statements. It also requires public companies to report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company will adopt the statement in its fiscal year 1999. This statement will require additional financial statement disclosures but will not have an impact on the Company's results of operations or financial position.

         In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for fiscal years beginning after June 15, 1999. This statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management does not currently believe that the implementation of SFAS No. 133 will have a material impact on the Company's results of operations or financial position.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Lennar Corporation:

We have audited the accompanying consolidated balance sheets of Lennar Corporation and subsidiaries (the "Company") as of November 30, 1998 and 1997 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lennar Corporation and subsidiaries at November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

/s/ Deloitte & Touche LLP

Miami, Florida
January 8, 1999

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

/s/ Bruce E. Gross                                /s/ Diane J. Bessette
Bruce E. Gross                                    Diane J. Bessette
Chief Financial Officer                           Controller


CONSOLIDATED BALANCE SHEETS

Lennar Corporation and Subsidiaries
November 30, 1998 and 1997

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                     1998             1997
-------------------------------------------------------------------------------------------------------
ASSETS
HOMEBUILDING:
  Cash and cash equivalents                                            $       34,677           52,926
  Receivables, net                                                             23,803           34,646
  Inventories:
    Construction in progress and model homes                                1,131,540          636,622
    Land held for development                                                  67,013          170,353
                                                                       ---------------       ----------
        Total inventories                                                   1,198,553          806,975

  Investments in partnerships                                                 156,536          108,064
  Other assets                                                                137,311          136,229
                                                                       ---------------       ----------
                                                                            1,550,880        1,138,840

FINANCIAL SERVICES ASSETS                                                     332,062          156,988

LIMITED-PURPOSE FINANCE SUBSIDIARIES - COLLATERAL FOR
   BONDS AND NOTES PAYABLE                                                     34,892           47,456
                                                                       ---------------       ----------
                                                                       $    1,917,834        1,343,284
                                                                       ---------------       ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
HOMEBUILDING:
  Accounts payable and other liabilities                               $      322,267          198,386
  Income taxes currently payable                                               33,440           22,634
  Mortgage notes and other debts payable, net                                 530,630          527,303
                                                                       ---------------       ----------
                                                                              886,337          748,323

FINANCIAL SERVICES LIABILITIES                                                280,940          108,506

LIMITED-PURPOSE FINANCE SUBSIDIARIES - BONDS AND
    NOTES PAYABLE                                                              34,892           47,456


STOCKHOLDERS' EQUITY:
Common stock of $0.10 par value per share
    Authorized 100,000 shares; issued and outstanding:
      1998 - 48,241; 1997 - 43,223                                              4,824            4,322
Class B common stock of $0.10 par value per share
    Authorized 30,000 shares; issued and outstanding:
      1998 - 9,910; 1997 - 9,937                                                  991              994
Additional paid-in capital                                                    523,645          388,797
Retained earnings                                                             186,205           44,886
                                                                       ---------------       ----------
                                                                              715,665          438,999
                                                                       ---------------       ----------
                                                                       $    1,917,834        1,343,284
                                                                       ---------------       ----------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Lennar Corporation and Subsidiaries
Years Ended November 30, 1998, 1997 and 1996

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                               1998            1997             1996
-----------------------------------------------------------------------------------------------------------------
REVENUES:

  Homebuilding                                                  $     2,204,428       1,208,570          952,648
  Financial services                                                    208,543          89,369           82,577
  Limited-purpose finance subsidiaries                                    3,894           5,143            6,436
                                                                ----------------      ----------       ----------
          Total revenues                                              2,416,865       1,303,082        1,041,661
                                                                ----------------      ----------       ----------

COSTS AND EXPENSES:
  Homebuilding                                                        1,921,059       1,088,330          861,582
  Financial services                                                    175,208          53,837           53,924
  Limited-purpose finance subsidiaries                                    3,894           5,130            6,439
  Corporate general and administrative                                   28,962          15,850           12,396
  Interest                                                               47,628          24,979           22,891
  Restructuring charge                                                        -          29,229                -
                                                                ----------------      ----------       ----------
          Total costs and expenses                                    2,176,751       1,217,355          957,232
                                                                ----------------      ----------       ----------

EARNINGS FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES                                                          240,114          85,727           84,429

Provision for income taxes                                               96,046          35,122           32,927
                                                                ----------------      ----------       ----------
EARNINGS FROM CONTINUING OPERATIONS                                     144,068          50,605           51,502

EARNINGS FROM DISCONTINUED OPERATIONS
  (net of income taxes of: 1997 - $21,166
     and 1996 - $23,326)                                                      -          33,826           36,484
                                                                ----------------      ----------       ----------

NET EARNINGS                                                    $       144,068          84,431           87,986
                                                                ----------------      ----------       ----------

BASIC EARNINGS PER SHARE:
   CONTINUING OPERATIONS                                        $          2.59            1.35             1.43
   DISCONTINUED OPERATIONS                                                    -            0.90             1.02
                                                                ----------------      ----------       ----------
                                                                $          2.59            2.25             2.45
                                                                ----------------      ----------       ----------
DILUTED EARNINGS PER SHARE:
  CONTINUING OPERATIONS                                         $          2.49            1.34             1.42
  DISCONTINUED OPERATIONS                                                     -            0.89             1.01
                                                                ----------------      ----------       ----------
                                                                $          2.49            2.23             2.43
                                                                ----------------      ----------       ----------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Lennar Corporation and Subsidiaries
Years Ended November 30, 1998, 1997 and 1996

(IN THOUSANDS)                                                          1998               1997              1996
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Earnings from continuing operations                                  $ 144,068            50,605            51,502
Earnings from discontinued operations                                     --              33,826            36,484
Adjustments to reconcile net earnings to net cash
 provided by (used in) operating activities:
    Depreciation and amortization                                       25,264             9,352            12,039
    Amortization of discount/premium on debt, net                         (885)             (313)             --
    Equity in earnings of partnerships                                 (30,908)          (32,947)          (52,278)
    Investment Division gain on sales of other real estate                --             (25,401)           (4,098)
    Restructuring charge                                                  --              29,229              --
    Increase (decrease) in deferred income taxes                        12,469           (30,086)          (16,067)
    Changes in assets and liabilities, net of effects
     from acquisitions:
          Decrease (increase) in receivables                             8,636           (22,468)            1,303
          Increase in inventories                                     (112,347)         (106,995)          (62,015)
          (Increase) decrease in other assets                           (1,970)            5,194                89
          (Increase) decrease in financial services
             loans held for sale or disposition                       (111,582)          (32,358)           21,476
          Increase in accounts payable and other liabilities           119,645            34,708            29,158
          Increase (decrease) in income taxes currently payable         10,806            (3,411)           13,826
                                                                     ----------------------------------------------
           Net cash provided by (used in) operating activities          63,196           (91,065)           31,419
                                                                     ----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Operating properties and equipment:
      Additions                                                        (13,233)          (70,773)          (26,310)
      Sales                                                                 51            48,178            10,840
Sales of land held for investment                                         --               6,253            11,515
(Increase) decrease in investments in partnerships                      (6,724)          131,777            42,812
Decrease (increase) in financial services mortgage loans                   136               745            (6,970)
Purchases of investment securities                                      (3,361)         (113,011)         (119,525)
Receipts from investment securities                                      3,733           158,053            48,059
Acquisitions of properties and businesses, net of cash acquired       (190,524)             --            (133,792)
Acquisition of Pacific Greystone Corporation - cash acquired              --               7,764              --
Other, net                                                                 150             2,279            (2,054)
                                                                     ----------------------------------------------
           Net cash (used in) provided by investing activities        (209,772)          171,265          (175,425)
                                                                     ----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments) borrowings under revolving
  credit agreement                                                    (239,850)            7,600           153,700
Net borrowings (repayments) under financial services
  short-term debt                                                      136,205            30,641           (45,058)
Net proceeds from issuance of zero coupon senior
   convertible debentures                                              222,960              --                --
Mortgage notes and other debts payable:
     Proceeds from borrowings                                          114,581           164,873           162,022
     Principal payments                                               (127,571)         (212,206)         (109,333)
Limited-purpose finance subsidiaries:
     Principal reduction of mortgage loans and
         other receivables                                              12,411             9,593            15,226
     Principal reduction of bonds and notes payable                    (11,684)           (9,289)          (14,581)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                         1998              1997              1996
------------------------------------------------------------------------------------------------------------------
Spin-off transaction - assets distributed, cash                           --             (69,035)             --
Common stock:
     Issuance                                                          41,251              2,829             1,038
     Dividends                                                         (2,749)            (3,277)           (3,492)
                                                                     ---------------------------------------------
         Net cash provided by (used in) financing activities          145,554            (78,271)          159,522
                                                                     ---------------------------------------------
Net (decrease) increase in cash and cash equivalents                   (1,022)             1,929            15,516
Cash and cash equivalents at beginning of year                         62,599             60,670            45,154
                                                                     ---------------------------------------------

Cash and cash equivalents at end of year                             $ 61,577             62,599            60,670
Summary of cash and cash equivalent balances:
  Homebuilding                                                       $ 34,677             52,926            43,312
  Financial services                                                   26,900              9,673            13,560
  Discontinued operations                                                --                --                3,798
                                                                     ---------------------------------------------
                                                                     $ 61,577             62,599            60,670
                                                                     =============================================
Supplemental disclosures of cash flow information:
  Cash paid for interest, net of amounts capitalized                 $ 15,254             27,511            31,921
  Cash paid for income taxes                                         $ 60,157             86,796            60,329

Supplemental disclosures of non-cash investing and
   financing activities:
  Purchases of investment securities financed by sellers             $   --               23,366            25,619
  Assumption of mortgages related to acquisitions of
     properties                                                      $ 28,913             25,348            17,353
  Exchange transactions - like kind tax deferred                     $   --               46,000              --
  Contribution to Lennar Land Partners                               $   --              146,803              --
  Common stock issued in 1998 acquisitions                           $ 94,096              --                 --

  Acquisition of Pacific Greystone Corporation:
    Fair value of assets acquired, inclusive of
      cash of $7,764                                                 $   --              394,786              --
    Goodwill recorded                                                    --               45,803              --
    Liabilities assumed                                                  --             (224,516)             --
                                                                     --------------------------------------------
    Common stock issued                                              $   --              216,073              --
                                                                     --------------------------------------------
  Spin-off of commercial real estate investment and
     management business:
    Assets distributed, non-cash                                     $   --             (959,752)             --
    Assets distributed, cash                                             --              (69,035)             --
    Liabilities distributed                                              --              461,400              --
    Net unrealized gain on securities
      available-for-sale distributed                                     --               18,774              --
                                                                     --------------------------------------------
    Distribution                                                     $   --             (548,613)             --
                                                                     ============================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Lennar Corporation and Subsidiaries
Years Ended November 30, 1998, 1997 and 1996

(IN THOUSANDS)                                                          1998              1997              1996
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK:
  Beginning balance                                                  $  4,322             2,594             2,588
  Shares issued - merger with Pacific Greystone Corporation              --               1,703              --
  Shares issued - acquisitions                                            350              --                --
  Shares issued - equity draw-down agreement                              114              --                --
  Shares issued - employee stock plans                                     35                20                 6
  Conversion of Class B common stock                                        3                 5              --
                                                                     --------------------------------------------
     Balance at November 30                                             4,824             4,322             2,594
                                                                     --------------------------------------------
CLASS B COMMON STOCK:
  Beginning balance                                                       994               999               999
  Conversion to common stock                                               (3)               (5)             --
                                                                     --------------------------------------------
     Balance at November 30                                               991               994               999
                                                                     --------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Beginning balance                                                   388,797           171,618           170,586
  Shares issued - merger with Pacific Greystone Corporation              --             214,370              --
  Shares issued - acquisitions                                         93,746              --                --
  Shares issued - equity draw-down agreement                           35,957              --                --
  Shares issued - employee stock plans                                  5,145             2,809             1,032
                                                                     --------------------------------------------
     Balance at November 30                                           523,645           388,797           171,618
                                                                     --------------------------------------------
RETAINED EARNINGS:
  Beginning balance                                                    44,886           512,345           427,851
  Net earnings                                                        144,068            84,431            87,986
  Spin-off of commercial real estate investment and
    management business                                                  --            (548,613)             --
  Cash dividends - common stock                                        (2,302)           (2,493)           (2,593)
  Cash dividends - Class B common stock                                  (447)             (784)             (899)
                                                                     --------------------------------------------
     Balance at November 30                                           186,205            44,886           512,345
                                                                     --------------------------------------------
UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE, NET:
  Beginning balance                                                      --               7,900             5,770
  Net unrealized gains for the year                                      --              10,874             2,130
  Spin-off of commercial real estate investment and
    management business                                                  --             (18,774)             --
                                                                     --------------------------------------------
     Balance at November 30                                              --                --               7,900
                                                                     --------------------------------------------
        Total stockholders' equity                                   $715,665           438,999           695,456
                                                                     ============================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Lennar Corporation, all wholly-owned subsidiaries and partnerships in which a controlling interest is held (the "Company"). The Company's investments in partnerships (and similar entities) in which a significant, but less than a controlling, interest is held are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

     As a result of the Company's spin-off of its commercial real estate investment and management business, including the Investment Division business segment, the accompanying 1997 and 1996 financial statements have been restated to reflect the Investment Division as a discontinued operation (see Note 2).

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

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values. Cash and cash equivalents as of November 30, 1998 and 1997 include $15.0 million and $41.9 million, respectively, of cash held in escrow for periods of up to three days.

INVENTORIES

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, in the first quarter of 1997. Under this standard, inventories to be held and used are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. SFAS No. 121 requires companies to evaluate long-lived assets for impairment based on the undiscounted future cash flows of the assets. Write-downs of inventories deemed to be impaired are recorded as adjustments to the cost basis of the respective inventories. The Company's adoption of SFAS No. 121 in the first quarter of 1997 had no effect on the Company's financial position or results of operations.

     Start-up costs, construction overhead and selling expenses are expensed as incurred. Homes held for sale are classified as construction in progress until delivered. Land, land development, amenities and other costs are accumulated by specific area and allocated proportionately to homes within the respective area.

INTEREST AND REAL ESTATE TAXES

     Interest and real estate taxes attributable to land, homes and operating properties are capitalized and added to the cost of those properties as long as the properties are being actively developed. Interest related to homebuilding, including interest costs relieved from inventories, is included in interest expense. Interest expense relating to the financial services operations and limited-purpose finance subsidiaries is included in their respective costs and expenses.

     During 1998, 1997 and 1996, interest costs of $55.7 million, $62.8 million and $50.1 million, respectively (excluding the limited-purpose finance subsidiaries), were incurred and $45.9 million, $33.5 million and $24.9 million, respectively, were capitalized by the Company's homebuilding and discontinued investment operations. Capitalized interest charged to expense, including amounts charged to discontinued investment operations, in 1998, 1997 and 1996 was $43.1 million, $25.7 million and $20.9 million, respectively.

OPERATING PROPERTIES AND EQUIPMENT

     Operating properties and equipment are recorded at cost. Depreciation is calculated to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method. The range of estimated useful lives for operating properties is 15 to 40 years and for equipment is 2 to 10 years.

INVESTMENT SECURITIES

     Investment securities are accounted for in accordance with SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Under SFAS No. 115, debt and equity securities that have determinable fair values are classified as available-for-sale unless they are classified as held-to-maturity. Securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity. Available-for-sale securities are recorded at fair value. Any unrealized holding gains or losses on available-for-sale securities are reported in a separate component of stockholders' equity, net of tax effects, until realized.

     Historically, the majority of investment securities were held by the commercial real estate investment and management business, which was spun-off in 1997. At November 30, 1998, investment securities classified as held-to-maturity totaled $5.2 million and were included in other assets of the Financial Services Division. There were no other investment securities at November 30, 1998 or 1997.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes interest rate swap and other agreements to manage interest costs and hedge against risks associated with changing interest rates. The Company designates interest rate swaps and other agreements as hedges of specific debt instruments or anticipated transactions and recognizes interest differentials as adjustments to interest expense. The Financial Services Division, in the normal course of business, uses derivative financial instruments to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. The Division enters into forward commitments and option contracts to protect the value of loans held for sale or disposition from increases in market interest rates. Adjustments are made to the carrying values of these loans based on changes in the market value of these hedging contracts (see Note 15).

GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized by the Company over a 20-year period on a straight-line basis. At November 30, 1998 and 1997, goodwill was $50.7 million and $45.8 million, respectively (net of accumulated amortization of $3.1 million and $0.5 million, respectively). In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the goodwill are compared to the carrying amount to determine if a write-down to fair value based on discounted cash flows is required. No impairment existed at November 30, 1998 or 1997. Goodwill is included in other assets of the Homebuilding and Financial Services Divisions in the consolidated balance sheets.

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

STOCK-BASED COMPENSATION

    The Company grants stock options to certain employees for a fixed number of shares with an exercise price not less than the fair value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. No compensation expense is recognized because all stock options granted have exercise prices not less than the market value of the Company's stock on the date of the grant. The impact of the pro forma disclosures required by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, is included in Note 14.

EARNINGS PER SHARE

     In 1998, the Company adopted SFAS No. 128, EARNINGS PER SHARE, which requires a dual presentation of basic and diluted earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Earnings per share for 1997 and 1996 have been restated to conform with SFAS No. 128 (see Note 13).

FINANCIAL SERVICES

      Mortgage loans held for sale or disposition by the Financial Services Division are recorded at the lower of cost or market, as determined on an aggregate basis. Premiums and discounts recorded on these loans are presented as an adjustment to the carrying amount of the loans and are not amortized.

     When the Division sells loans or mortgage-backed securities into the secondary market, a gain or loss is recognized to the extent that the sales proceeds exceed, or are less than, the book value of the loans or the securities. Loan origination fees, net of direct origination costs, are deferred and recognized as a component of the gain or loss when loans are sold. The Division generally retains the servicing on the loans and mortgage-backed securities it sells and recognizes servicing fee income as those services are performed.

     On December 1, 1996, the Company adopted SFAS No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. SFAS No. 122, among other provisions, requires mortgage loan servicing rights to be recognized as separate assets from the related loans. Upon origination of a mortgage loan, the book value of the mortgage loan is allocated to the mortgage servicing right and to the loan (without the mortgage servicing right) based on the estimated relative fair value, provided there is a plan to sell or securitize the related loan. The adoption of SFAS No. 122 resulted in an increase of $1.5 million in after-tax net earnings in the year ended November 30, 1997. In accordance with SFAS No. 122, prior period financial statements have not been restated. On January 1, 1997, the Company adopted SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, which amended SFAS No. 122, and requires, among other things, that the book value of loans be allocated between the mortgage servicing right and the related loan at the time of sale or securitization, if servicing is retained.

     Mortgage servicing rights are periodically evaluated for impairment based on the fair value of these rights. The fair value of mortgage servicing rights is determined by discounting the estimated future cash flows using a discount rate commensurate with the risks involved. This method of valuation incorporates assumptions that market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. For purposes of measuring impairment, the loans underlying the mortgage servicing rights are stratified on the basis of interest rate and type. The amount of impairment is the amount by which the mortgage servicing rights, net of accumulated amortization, exceed their fair value by strata. Impairment, if any, is recognized through a valuation allowance and a charge to current operations. The book value and fair value of mortgage servicing rights was $11.1 million and $14.8 million, respectively, at November 30, 1998 and $2.5 million and $3.6 million, respectively, at November 30, 1997. A valuation allowance related to mortgage servicing rights was not required at or for the years ended November 30, 1998 and 1997.

     Mortgage servicing rights are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying mortgages.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires public companies to report certain information about their operating segments in their annual and interim financial statements. It also requires public companies to report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company will adopt this statement in its fiscal year 1999. This statement will require additional financial statement disclosures but will not have an impact on the Company's results of operations or financial position.

     In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for years beginning after June 15, 1999. This statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If derivatives are hedges, depending on the nature of the hedges, changes in the fair value of derivatives will either be offset against changes in the fair values of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged items are recognized in earnings. Management does not currently believe that the implementation of SFAS No. 133 will have a material impact on the Company's results of operations or financial position.

RECLASSIFICATION

     Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 1998 presentation.

2. SPIN-OFF OF COMMERCIAL REAL ESTATE INVESTMENT AND MANAGEMENT BUSINESS AND FORMATION OF LENNAR LAND PARTNERS

     On June 10, 1997, the Company's Board of Directors approved a plan to spin-off the commercial real estate investment and management business consisting of the Investment Division, the portions of the Financial Services Division involved in commercial mortgage lending and investments (but not the portions of the Financial Services Division which were involved in lending to and providing title services to homeowners, servicing residential mortgages or providing services to homebuyers or homeowners) and certain assets of the Company's Homebuilding Division utilized in related businesses. The spin-off was conducted through a distribution of the stock of LNR Property Corporation ("LNR") to the stockholders of Lennar pursuant to a separation and distribution agreement that provided that for each existing share of the Company, the shareholders received one share of common stock of LNR, with the right during a limited period after the spin-off to exchange that common stock for Class B common stock of LNR. The spin-off, in the form of a tax-free distribution, was completed on October 31, 1997 and was recorded as an adjustment to stockholders' equity.

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

     The Company's 1997 and 1996 consolidated financial statements were restated to reflect the Investment Division business segment as a discontinued operation. Accordingly, the revenues and expenses have been excluded from the respective captions in the consolidated statements of earnings, and have been reported through the date of disposition as "earnings from discontinued operations".

     The components of earnings from discontinued operations were as follows:

                                                             YEARS ENDED NOVEMBER 30,
     (IN THOUSANDS)                                            1997            1996
     ----------------------------------------------------------------------------------
     REVENUES:
     Rental income                                            $ 51,254           56,686
     Equity in earnings from partnerships                       21,071           36,382
     Management fees                                            13,343           18,229
     Gain on sales of real estate, net                          20,401            4,098
     Other                                                      18,418           12,278
                                                              -------------------------
       Total revenues                                          124,487          127,673
     COSTS AND EXPENSES                                         56,099           59,721
                                                              -------------------------
     OPERATING EARNINGS                                         68,388           67,952
     Interest                                                   13,396            8,142
                                                              -------------------------
     EARNINGS FROM DISCONTINUED OPERATIONS
       BEFORE INCOME TAXES                                      54,992           59,810
     Income taxes                                               21,166           23,326
                                                              -------------------------
     EARNINGS FROM DISCONTINUED OPERATIONS                    $ 33,826           36,484
                                                              =========================

     Earnings from discontinued operations include the results of operations through October 31, 1997, the measurement and disposal date. Accordingly, the Company did not recognize a loss on disposal of the discontinued Investment Division. During the fourth quarter of 1997, the Company recorded a restructuring charge to continuing operations for the estimated costs of the spin-off and formation of Lennar Land Partners. The restructuring charge was $29.2 million and consisted of professional fees, transaction costs, the write-off of deferred loan costs on mortgages and notes which were paid off to effect the spin-off and an impairment charge relating to the change in use of land that was contributed to Lennar Land Partners. The impairment charge, which approximated $13.7 million, was a result of the change from the Company's previous intended use of the property for development and sale of homes to the new intended use in Lennar Land Partners, where the land will be developed for sale as homesites. No impairment charge was recorded for the portions of the land that the Company has options to purchase from Lennar Land Partners. Amounts relating to the restructuring charge were substantially paid in 1997 and 1998.

     In addition to the Investment Division business segment, assets and liabilities of the Homebuilding and Financial Services Divisions utilized in the commercial real estate investment and management business were distributed in the spin-off of LNR. The following revenues and expenses were associated with the assets and liabilities of the Financial Services Division distributed in the spin-off of LNR:

                                                     YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                                      1997                  1996
-------------------------------------------------------------------------------
Revenues                                           $39,913               37,466
                                                   ----------------------------
Expenses                                           $15,518               14,980
                                                   ============================

     The revenues and expenses associated with the assets and liabilities of the Homebuilding Division distributed in the spin-off of LNR were not significant for the periods presented.

3.   ACQUISITIONS

     During the third quarter of 1998, the Company acquired the properties of two California homebuilders, ColRich Communities and Polygon Communities. During the first quarter of 1998, the Company acquired a Northern California homebuilder, Winncrest Homes, and the North American Asset Development Group of companies ("NAADC"), which provide title and escrow services in California, Arizona and Colorado. In September 1998, NAADC acquired a small escrow company in California. In connection with these transactions, the Company paid $202 million in cash (inclusive of cash acquired of $12 million) and issued $94 million in common stock (3.5 million shares). The cash portion of these transactions was funded primarily from the Company's revolving credit facilities and issuance of zero coupon senior convertible debentures. The Company received assets with a fair value of $335 million and assumed liabilities totaling $47 million in connection with these transactions. In addition, the Company recorded goodwill of $8 million relating to the acquisitions of NAADC, Winncrest and the escrow company. Goodwill is being amortized on a straight-line basis over 20 years. The acquisitions were accounted for using the purchase method of accounting. The results of each acquired entity are included in the Company's consolidated statements of earnings since the respective acquisition dates. The pro forma effect of the acquisitions on the results of operations are not presented as they are not considered material.

     On June 10, 1997, the Company's Board of Directors approved a plan to acquire Pacific Greystone Corporation ("Greystone") through a merger in which the shareholders of the Company received one share of common stock or Class B common stock of the corporation which survived the merger for each share of common stock or Class B common stock of the Company held by them, and the shareholders of Greystone received 1.138 shares of common stock of the surviving corporation for each outstanding share of Greystone common stock. The surviving corporation was renamed Lennar Corporation. This merger resulted in the Company's shareholders owning approximately 68% of the surviving corporation and Greystone shareholders owning the remaining 32% of that corporation. The merger became effective after the distribution of the stock of LNR to which the Company transferred its commercial real estate investment and management business and the Greystone shareholders did not receive any interest in LNR. The merger was conditioned upon the distribution taking place. Such merger became effective on October 31, 1997. Total consideration for this acquisition was $216.1 million, of which $45.8 million was assigned to the excess of the purchase price over the fair value of net assets acquired and recorded as goodwill. Goodwill is being amortized on a straight-line basis over 20 years. The consideration consisted of $213.7 million (17 million shares) for newly issued common stock and $2.4 million for Greystone stock options which vested at the acquisition date.

     The Company accounted for the merger using the purchase method of accounting and the results of Greystone's operations have been included in the Company's consolidated statements of earnings since November 1, 1997. Revenues and net earnings on an unaudited pro forma basis would have increased by $580.6 million and $28.5 million, respectively, during 1997 and by $423.5 million and $20.0 million, respectively, during 1996 had the acquisition occurred on December 1, 1995. The pro forma earnings per share would have been $2.13 per share diluted ($2.16 per share basic) in 1997 and $2.01 per share diluted ($2.04 per share basic) in 1996.

     On December 29, 1995, the Company purchased the assets and operations of the residential business of Houston-based Village Builders and Friendswood Development Company, real estate subsidiaries of Exxon Corporation, for $110.5 million in cash (substantially all of which was allocated to inventories). The Company financed this transaction through borrowings under its revolving credit agreement. The pro forma effect of the acquisition on 1996 results of operations was not considered significant since the acquisition occurred near the beginning of the year. The acquisition of these assets and operations was accounted for using the purchase method of accounting.

4.   BUSINESS SEGMENTS

     The Company has two business segments: Homebuilding and Financial Services. The limited-purpose finance subsidiaries are not considered a business segment and are not included in the following tables. See Note 2 regarding the discontinued Investment Division business segment.

HOMEBUILDING

     Homebuilding operations include the sale and construction of single-family attached and detached homes. These activities also include the purchase, development and sale of residential land. The following table sets forth financial information relating to the homebuilding operations:

                                                                         YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                                                 1998                1997               1996
------------------------------------------------------------------------------------------------------------
REVENUES:
Sales of homes                                              $2,089,762          1,130,989            894,663
Other                                                          114,666             77,581             57,985
                                                            ------------------------------------------------
     Total revenues                                          2,204,428          1,208,570            952,648

COSTS AND EXPENSES:
Cost of homes sold                                           1,641,741            907,691            723,150
Cost of other revenues                                          69,279             50,633             39,131
Selling, general and administrative                            210,039            130,006             99,301
                                                            ------------------------------------------------
     Total costs and expenses                                1,921,059          1,088,330            861,582
                                                            ------------------------------------------------
OPERATING EARNINGS                                          $  283,369            120,240             91,066
                                                            ------------------------------------------------
Identifiable assets                                         $1,550,880          1,138,840            862,055
                                                            ------------------------------------------------
Depreciation and amortization                               $   20,762              2,085              3,167
                                                            ================================================

FINANCIAL SERVICES

     Lennar Financial Services provides mortgage financing, title insurance and closing services for Lennar homebuyers and others, acquires, packages and resells residential mortgage loans and mortgage-backed securities, performs mortgage loan servicing activities and provides cable television and alarm monitoring services to residents of Lennar communities and others. The following table sets forth financial information relating to the financial services operations:

                                                                           YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                                                  1998                1997                 1996
--------------------------------------------------------------------------------------------------------------
REVENUES                                                    $208,543             89,369               82,577
COSTS AND EXPENSES                                           175,208             53,837               53,924
                                                            ------------------------------------------------
OPERATING EARNINGS                                          $ 33,335             35,532               28,653
                                                            ------------------------------------------------
Identifiable assets                                         $332,062            156,988              382,083
                                                            ------------------------------------------------
Depreciation and amortization                               $  4,502                594                1,416
                                                            ================================================

5.   RESTRICTED CASH

     Cash includes restricted deposits of $1.6 million and $0.7 million as of November 30, 1998 and 1997, respectively. These balances are comprised primarily of escrow deposits held related to sales of homes.

6.   RECEIVABLES

                                                                      NOVEMBER 30,
(IN THOUSANDS)                                                1998                  1997
------------------------------------------------------------------------------------------
Accounts receivable                                         $  9,374                21,077
Mortgages and notes receivable                                17,962                 2,175
Receivable from LNR                                              --                 12,607
                                                            ------------------------------
                                                              27,336                35,859
Allowance for doubtful accounts                               (3,533)               (1,213)
                                                            ------------------------------
                                                            $ 23,803                34,646
                                                            ==============================


7.   PARTNERSHIPS

     Summarized financial information on a combined 100% basis related to the Company's significant partnerships and other similar entities (collectively the "Partnerships") accounted for by the equity method was as follows:

                                                                      NOVEMBER 30,
(IN THOUSANDS)                                                1998                    1997
-----------------------------------------------------------------------------------------------
ASSETS:
Cash                                                        $ 16,880                  5,947
Land under development                                       353,850                338,074
Other assets                                                 105,154                 60,547
                                                            -------------------------------
                                                            $475,884                404,568
                                                            ===============================
LIABILITIES AND EQUITY:
Accounts payable and other liabilities                      $ 43,867                 37,701
Notes and mortgages payable                                  143,286                163,608
Equity of:
  The Company                                                154,544                108,064
  Others                                                     134,187                 95,195
                                                            -------------------------------
                                                            $475,884                404,568
                                                            ===============================

                                                                    YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                                               1998               1997            1996
------------------------------------------------------------------------------------------------------
Revenues                                                   $277,544           227,517          170,081
Costs and expenses                                          192,130           173,951           80,191
                                                           -------------------------------------------
Pre-tax earnings of partnerships                           $ 85,414            53,566           89,890
                                                           -------------------------------------------
Company share of pre-tax earnings                          $ 30,908            11,876           15,896
                                                           ===========================================

     At November 30, 1998, the Company's equity interest in each of these Partnerships ranged from 33% to 50%. At November 30, 1998, these Partnerships were primarily involved in the acquisition and development of residential land. The Company shares in the profits and losses of these Partnerships and, when appointed the manager of the Partnerships, receives fees for the management of the assets. In most cases, when the Company is involved in a partnership, it is through a subsidiary which is the general partner and whose only asset is its interest in the partnership. Certain of the Partnerships have partnership interests in other Partnerships. The outstanding debt of five of these Partnerships, including two second-tier Partnerships, amounting to $133.9 million at November 30, 1998, is guaranteed by the Company.

     As manager of Lennar Land Partners, the Company is entitled to reimbursement for all out-of-pocket expenses directly incurred in its capacity as manager (the "Direct Expenses") including but not limited to costs and expenses of employees (salary, bonus and benefits), contractors, agents, professional fees, telephone, travel, productions and reproductions of documents and postage. In addition to the Direct Expenses, the Company shares some of its employees, contractors, agents, facilities and equipment and other expenses with Lennar Land Partners (the "Indirect Expenses"). The reimbursement for the Indirect Expenses is $0.5 million per month. In 1998 and 1997, Lennar Land Partners reimbursed the Company $1.7 million and $0.2 million, respectively, of Direct Expenses and $6.0 million and $0.5 million, respectively, of Indirect Expenses. The Company, in the ordinary course of business, purchases developed land from Lennar Land Partners for use in its homebuilding activities. In 1998 and 1997, these land purchases amounted to $90.7 million and $3.2 million, respectively. The Company believes amounts paid to Lennar Land Partners for land purchases approximate amounts that would have been paid to independent third parties.

8.   OPERATING PROPERTIES AND EQUIPMENT

                                                                                NOVEMBER 30,
(IN THOUSANDS)                                                           1998                   1997
------------------------------------------------------------------------------------------------------
Furniture, fixtures and equipment                                      $ 17,996                 10,520
Community recreational facilities                                         7,905                  4,341
                                                                       -------------------------------
                                                                         25,901                 14,861
Accumulated depreciation                                                (11,300)                (6,263)
                                                                       -------------------------------
                                                                       $ 14,601                  8,598
                                                                       ===============================

Operating properties and equipment are included in other assets in the consolidated balance sheets.

9.    MORTGAGE NOTES AND OTHER DEBTS PAYABLE

                                                                                 NOVEMBER 30,
(IN THOUSANDS)                                                           1998                   1997
------------------------------------------------------------------------------------------------------
Zero coupon senior convertible debentures due 2018                     $231,897                    --
Unsecured revolving credit notes payable with
     floating interest rates                                            136,650                376,500
Senior unsecured notes payable                                          133,812                137,812
Secured without recourse to the Company:
   Mortgage notes on land with fixed interest rates from
    0% to 10.0% due through 2006                                         28,271                 12,485
Other notes payable with floating interest rates                            --                     506
                                                                       -------------------------------
                                                                       $530,630                527,303
                                                                       ===============================

     In July 1998, the Company issued, for $229 million, zero coupon senior convertible debentures due 2018 ("Debentures") with a face amount at maturity of $493 million. The Debentures were issued at a price of $464.13 per $1,000 face amount at maturity, which equates to a yield to maturity over the life of the Debentures of 3 7/8%. Proceeds from the offering, after underwriting discount and expenses, were approximately $223 million. The Company used the proceeds to repay $100 million in short-term loans which had been incurred to fund acquisitions and to reduce balances outstanding under its revolving credit facilities. The Debentures are convertible at any time into the Company's common stock at the rate of 12.3768 shares per $1,000 face amount at maturity, which equates to an initial conversion price of $37.50 per share. If the Debentures are converted during the first five years, the Company may elect to pay cash equal to the fair value of the common stock at the time of the conversion. Holders have the option to require the Company to repurchase the Debentures on any of the fifth, tenth, or fifteenth anniversary dates from the issue date for the initial issue price plus accrued original issue discount. The Company has the option to satisfy the repurchases with any combination of cash and/or shares of the Company's common stock. The Company will have the option to redeem the Debentures, in cash, at any time after the fifth anniversary date for the initial issue price plus accrued original issue discount.

     During 1997, the Company obtained unsecured revolving credit facilities (together the "Facilities") in the aggregate amount of $550.0 million (increased to $650.0 million during 1998), which may be used to refinance existing indebtedness, for working capital, for acquisitions and for general corporate purposes. The Facilities agreement is with 19 financial institutions. Of the total Facilities, $500.0 million was structured as a five-year revolving credit facility maturing June 30, 2002. The second facility (up to $150.0 million) was structured as a revolving credit facility, maturing October 30, 1999. The Company may elect, at the maturity of the second facility, to convert borrowings under that facility to a term loan which amortizes in equal quarterly amounts and matures on June 30, 2002. Certain Financial Services Division subsidiaries are co-borrowers under this facility. At November 30, 1998 and 1997, no borrowings were allocated to this Division. The weighted average interest rate of the Facilities at November 30, 1998 and 1997 was 6.4% and 7.3%, respectively.

     The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. In addition, the Company entered into a contract to hedge the interest rate risk associated with an anticipated offering of $200 million of 10-year notes. The contract fixes the yield on the 10-year U.S. Treasury Note (which will be used as a basis for determining the interest rate on the Company's offering of notes) at 5.8%. The Company expects to issue the notes in 1999. Any amounts paid to or received from the counterparty to this agreement at the time the notes are issued will be recognized as an adjustment to interest over the life of the notes. See Notes 1 and 15 for a further discussion of these items.

     Previously, Greystone Homes, Inc., a wholly-owned subsidiary of Greystone, sold in a private placement $125.0 million aggregate principal amount of 10.75% Senior Notes (the "Notes"), which were subsequently registered with the Securities and Exchange Commission. In conjunction with the Company's acquisition of Greystone (see Note 3), such Notes were recorded at fair value at the acquisition date ($138.2 million) to reflect an effective interest rate of 7.75%. The premium is being amortized on an effective yield basis. The Notes are due March 1, 2004 with interest payable semi-annually. The Company may, at its option, redeem the Notes, in whole or in part, at any time on or after March 1, 1999, initially at 105.375% of the principal amount thereof, declining to 100% of the principal amount thereof on or after March 1, 2001. The Notes are general unsecured senior obligations, ranking pari passu in right of payment with all existing and future unsecured indebtedness that is not, by its terms, expressly subordinated in right of payment to the Notes. The Notes contain certain restrictive covenants including limitations on additional indebtedness. The indentures with respect to the Notes limit the ability of Greystone Homes, Inc. to pay cash dividends or make loans and advances to the Company. Under the terms of the indentures, Greystone Homes, Inc. could pay cash dividends or make loans to the Company in an amount of $60.4 million at November 30, 1998. The Notes are fully and unconditionally guaranteed by the Company.

     The minimum aggregate principal maturities of mortgage notes and other debts payable during the five years subsequent to November 30, 1998 are as follows: 1999 - $15.2 million; 2000 - $7.7 million; 2001 - $0.7 million; 2002 -
$136.9 million and 2003 - $2.5 million. The remaining principal obligations are due subsequent to November 30, 2003. All of the notes secured by land contain collateral release provisions for accelerated payment which may be made as necessary to maintain construction schedules.

10.  FINANCIAL SERVICES

     The assets and liabilities related to the Company's financial services operations (as described in Note 4) are summarized as follows:

                                                                             NOVEMBER 30,
(IN THOUSANDS)                                                     1998                  1997
-----------------------------------------------------------------------------------------------
ASSETS:
Cash and receivables, net                                        $ 40,479                14,993
Mortgage loans held for sale or disposition, net                  214,954               106,020
Mortgage loans, net                                                21,370                19,600
Mortgage servicing rights, net                                     11,080                 2,471
Title plants                                                       16,104                   800
Other                                                              28,075                13,104
                                                                 ------------------------------
                                                                 $332,062               156,988
                                                                 ==============================
LIABILITIES:
Notes and other debts payable                                    $233,316                86,936
Other                                                              47,624                21,570
                                                                 ------------------------------
                                                                 $280,940               108,506
                                                                 ==============================

     A $200 million warehouse line of credit is used to fund the Division's mortgage loan activities. Borrowings under this agreement were $196.7 million and $86.9 million at November 30, 1998 and 1997, respectively, and were collateralized by mortgage loans with outstanding principal balances of $196.9 million and $87.6 million, respectively, and by servicing rights relating to approximately $2.7 billion and $1.0 billion of loans, respectively. There are several interest rate pricing options which fluctuate with market rates. The borrowing rate has been reduced to the extent that custodial escrow balances exceeded required compensating balance levels. The effective interest rate on this agreement at November 30, 1998 and 1997 was 5.1% and 1.1%, respectively. The warehouse line of credit facility matures April 28, 1999 at which time the Company expects this facility to be renewed.

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

11.  LIMITED-PURPOSE FINANCE SUBSIDIARIES

     In prior years, limited-purpose finance subsidiaries of the Financial Services Division placed mortgages and other receivables as collateral for various long-term financings. These limited-purpose finance subsidiaries pay the principal of, and interest on, these financings primarily from the cash flows generated by the related pledged collateral, which includes a combination of mortgage notes, mortgage-backed securities and funds held by a trustee.

     At November 30, 1998 and 1997, the balances outstanding for the bonds and notes payable were $34.9 million and $47.5 million, respectively. The borrowings mature in years 2013 through 2018 and carry interest rates ranging from 6.7% to 14.3%. The annual principal repayments are dependent upon collections on the underlying mortgages, including prepayments, and cannot be reasonably determined. As part of the spin-off of the Company's commercial real estate investment and management business, LNR received an interest in the assets of the limited-purpose finance subsidiaries to the extent such assets exceeded the related liabilities. This interest amounted to $3.0 million at the date of the spin-off.

12.  INCOME TAXES

     The provision for income taxes, including the provision relating to discontinued operations, consisted of the following:

                                                                          YEARS ENDED NOVEMBER 30,
(IN THOUSANDS)                                                   1998              1997                 1996
--------------------------------------------------------------------------------------------------------------
CURRENT:
  Federal                                                      $74,739             75,769               65,635
  State                                                          9,308              7,239                8,604
                                                               -----------------------------------------------
                                                                84,047             83,008               74,239
                                                               -----------------------------------------------
DEFERRED:
  Federal                                                        6,493            (26,043)             (17,591)
  State                                                          5,506               (677)                (395)
                                                               -----------------------------------------------
                                                                11,999            (26,720)             (17,986)
                                                               -----------------------------------------------
                                                               $96,046             56,288               56,253
                                                               ===============================================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax asset are as follows:



                                                                          NOVEMBER 30,
(IN THOUSANDS)                                                     1998                  1997
-----------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Acquisition adjustments                                        $ 24,630                56,823
  Reserves and accruals                                            41,722                36,003
  Net operating loss and capital loss
    carryforwards, tax affected                                     6,340                 6,340
  Investments in partnerships                                       4,943                   --
  Other                                                             3,229                 2,882
                                                                 ------------------------------

     Deferred tax assets                                           80,864               102,048
     Less: valuation allowance                                     (7,659)               (7,659)
                                                                 ------------------------------
     Total deferred tax assets, net                                73,205                94,389
                                                                 ------------------------------
DEFERRED TAX LIABILITIES:
  Capitalized expenses                                              5,538                15,397
  Deferred gains                                                    1,203                 1,061
  Investments in partnerships                                         --                  2,813
  Installment sales                                                 2,386                 3,397
  Other                                                             2,978                 2,467
                                                                 ------------------------------
     Total deferred tax liabilities                                12,105                25,135
                                                                 ------------------------------
     Net deferred tax asset                                      $ 61,100                69,254
                                                                 ==============================

     The Homebuilding Division's net deferred tax asset amounting to $57.5 million and $61.3 million at November 30, 1998 and 1997, respectively, is included in other assets in the consolidated balance sheets.

     At November 30, 1998 and 1997, the Financial Services Division and the limited-purpose finance subsidiaries had net deferred tax assets of $3.6 million and $8.0 million, respectively.

     SFAS No. 109 requires the reduction of the deferred tax asset by a valuation allowance if, based on the weight of available evidence, it is more likely than not that a portion or all of the deferred tax asset will not be realized. For the years ended November 30, 1998 and 1997, the Company had a valuation allowance of $7.7 million for net operating loss and capital loss carryforwards and certain acquisition adjustments which currently are not expected to be realized. Based on management's assessment, it is more likely than not that the net deferred tax asset will be realized through future taxable earnings.

     A reconciliation of the statutory rate and the effective tax rate follows:

                                                                             % OF PRE-TAX INCOME
                                                                  ----------------------------------------
                                                                  1998               1997             1996
                                                                  ----------------------------------------
Statutory rate                                                    35.0               35.0             35.0
State income taxes, net of federal income
   tax benefit                                                     4.0                4.0              4.0
Other                                                              1.0                1.0               --
                                                                  ----------------------------------------
     Effective rate                                               40.0               40.0             39.0
                                                                  ========================================

13.  EARNINGS PER SHARE

     The Company adopted SFAS No. 128 in the first quarter of 1998. Earnings per share for 1997 and 1996 have been restated to conform with SFAS No. 128. Basic and diluted earnings per share for the years ended November 30, 1998, 1997 and 1996 were calculated as follows:

     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                       1998               1997               1996
                                                                 -----------------------------------------------
     NUMERATOR:
     Numerator for basic earnings per share -
       net earnings                                              $144,068              84,431             87,986
     Interest on zero coupon convertible
       debentures                                                   1,732                 --                   -
                                                                 -----------------------------------------------
     Numerator for diluted earnings per share                    $145,800              84,431             87,986
                                                                 ===============================================
     DENOMINATOR:
     Denominator for basic earnings per share -
       weighted average shares                                     55,660              37,473             35,901
     Effect of dilutive securities:
       Employee stock options                                         945                 410                315
       Zero coupon convertible debentures                           2,019                 --                   -
                                                                 -----------------------------------------------
     Denominator for diluted earnings per share -
       adjusted weighted average shares and
       assumed conversions                                         58,624              37,883             36,216
                                                                 ===============================================
     Basic earnings per share                                    $   2.59                2.25               2.45
                                                                 ===============================================
     Diluted earnings per share                                  $   2.49                2.23               2.43
                                                                 ===============================================

14.  CAPITAL STOCK

COMMON STOCK

     The Company has two classes of common stock. The common stockholders have one vote for each share owned in matters requiring stockholder approval and during 1998 received quarterly dividends of $0.0125 per share and during 1997 received quarterly dividends of $0.025 per share prior to the spin-off and $0.0125 per share subsequent to the spin-off. The Class B common stockholders have ten votes for each share of stock owned and during 1998 received quarterly dividends of $0.01125 per share and during 1997 received quarterly dividends of $0.0225 per share prior to the spin-off and $0.01125 per share subsequent to the spin-off. As of November 30, 1998, Mr. Leonard Miller, Chairman of the Board of the Company, owned or controlled 9.9 million shares of common stock and Class B common stock, which represented approximately 67% voting control of the Company.

     In February 1998, the Company filed a shelf registration statement and prospectus with the Securities and Exchange Commission to offer, from time to time, its common stock, preferred stock, depositary shares, debt securities or warrants at an aggregate offering price not to exceed $500 million. As of November 30, 1998, the Company had $235 million available under the shelf registration statement. Proceeds can be used for repayment of debt, acquisitions and general corporate purposes.

     In March 1998, the Company entered into an equity draw-down agreement with a major international banking firm (the "Firm") under which the Company has the option to sell common stock, up to proceeds of $120 million, to the Firm in increments of up to $15 million (or such higher amount as may be agreed to by the parties) per month. In the event the Company elects to sell common stock, the sales price is equal to 98% of the average of the daily high and low stock price from time to time. As of November 30, 1998, the Company had issued 1.1 million shares under the agreement resulting in proceeds to the Company of $36 million.

     In 1998 and 1997, the Company issued 3.5 million and 17.0 million shares of common stock, respectively, in connection with acquisitions of businesses and properties (see Note 3).

STOCK OPTION PLANS

     The Lennar Corporation 1991 Stock Option Plan ("1991 Plan") provided for the granting of options to certain key employees of the Company to purchase shares at prices not less than market value as of the date of the grant. No options granted under the 1991 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant.

     The Lennar Corporation 1997 Stock Option Plan ("1997 Plan") provides for the granting of options or stock appreciation rights to certain key employees of the Company to purchase shares at prices not less than market value as of the date of the grant. No options granted under the 1997 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option and stock appreciation right granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant.

     A summary of the Company's stock option activity for the years ended November 30, 1998, 1997 and 1996 was as follows:

                                                       1998                          1997                         1996
  ------------------------------------------------------------------------------------------------------------------------------
                                                             WEIGHTED                      WEIGHTED                     WEIGHTED
                                                              AVERAGE                      AVERAGE                       AVERAGE
                                                             EXERCISE                      EXERCISE                     EXERCISE
                                            STOCK OPTIONS      PRICE      STOCK OPTIONS     PRICE      STOCK OPTIONS      PRICE
  ------------------------------------------------------------------------------------------------------------------------------
  Outstanding, beginning of year              2,815,880       $ 10.60        1,056,350     $ 12.65        995,250        $ 11.15
    Granted                                   1,372,500       $ 24.12          972,500     $ 19.52        126,500        $ 23.74
    Forfeited:
      Terminations                             (201,498)      $ 16.60          (13,900)    $ 19.47        (16,600)       $ 12.90
      Spin-off transaction                          --            --          (249,150)    $ 12.55           -               --
    Exercised                                  (307,626)      $  8.41         (173,850)    $ 11.17        (48,800)       $ 10.91
    Spin-off adjustment                             --            --           459,030     $(11.45)           --             --
    Greystone options assumed                       --            --           764,900     $ 11.58            --             --
                                              ----------------------------------------------------------------------------------
  Outstanding, end of year                    3,679,256       $ 15.52        2,815,880     $ 10.60      1,056,350        $ 12.65
                                              ----------------------------------------------------------------------------------
  Exercisable, end of year                    1,142,616       $ 10.69        1,012,946     $ 10.24        232,912        $ 11.20
                                              ----------------------------------------------------------------------------------

  Available for grant, end of year            1,334,622                      2,611,122                    654,550
                                              ---------                      ---------                    -------
  Weighted average fair value per share
    of options granted during the year
    under SFAS No. 123                                          $9.03                      $  7.96                       $  9.21

     The following table summarizes information about fixed stock options outstanding at November 30, 1998:

                                                   OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
                               ------------------------------------------------------------     -----------------------------------
                                      NUMBER             WEIGHTED             WEIGHTED              NUMBER             WEIGHTED
                                   OUTSTANDING AT        AVERAGE            AVERAGE PER          OUTSTANDING AT       AVERAGE PER
       RANGE OF PER SHARE           NOVEMBER 30,        REMAINING              SHARE              NOVEMBER 30,           SHARE
         EXERCISE PRICES              1998           CONTRACTUAL LIFE      EXERCISE PRICE             1998           EXERCISE PRICE
       ----------------------------------------------------------------------------------------------------------------------------
         $ 2.56 - $ 5.86              414,585             2.6 years             $ 3.35                96,299             $ 3.15
         $ 6.66 - $ 9.97              563,147             3.9 years             $ 9.04               323,946             $ 9.54
         $10.14 - $16.47            1,375,024             7.8 years             $13.76               717,371             $12.17
         $18.16 - $34.13            1,326,500             5.8 years             $23.91                 5,000             $18.16

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. No compensation expense is recognized because all stock options granted have exercise prices not less than the market value of the Company's stock on the date of the grant. Under SFAS No. 123, compensation cost for the Company's stock-based compensation plans would be determined based on the fair value at the grant dates for awards under those plans. Had the Company adopted SFAS No. 123 in accounting for fixed stock option plans, the pro forma effect would not be material to the Company's reported earnings from continuing operations, net earnings and earnings per share for the years ended November 30, 1998, 1997 and 1996.

     The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                       1998           1997           1996
  --------------------------------------------------------------------------
  Dividend yield                   0.1% - 0.3%    0.3% - 0.4%        0.4%
  Volatility rate                   32% - 39%      25% - 28%      30% - 35%
  Risk-free interest rate          4.7% - 6.0%    5.8% - 6.1%    5.8% - 6.1%
  Expected option life (years)      3.9 - 7.7      3.9 - 8.6      4.5 - 8.6

EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

      Prior to 1998, the Employee Stock Ownership/401(k) Plan ("Plan") provided shares of stock to employees who had completed one year of continuous service with the Company. During 1998, the Plan was amended to exclude any new shares from being provided to employees. All prior year contributions to employees actively employed on or after October 1, 1998 vest at a rate of 20% per year over a five year period. All active participants in the plan whose employment terminated prior to October 1, 1998 vested based upon the plan that was active prior to their termination of employment. Under the 401(k) portion of the Plan, contributions made by employees can be invested in a variety of mutual funds, and the Company may also make contributions for the benefit of employees. The Company records as compensation expense an amount which approximates the vesting of the contributions to the Employee Stock Ownership portion of the Plan, as well as the Company's contribution to the 401(k) portion of the Plan. This amount was $2.9 million in 1998, $1.7 million in 1997 and $1.1 million in 1996. In 1997 and 1996, 34,469 and 20,505 shares, respectively, of Lennar common stock were contributed to participants' accounts.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     Other than as required to maintain the financial ratios and net worth requirements under the revolving credit facilities, there are no restrictions on the payment of dividends on common stock by the Company. The cash dividends paid with regard to a share of Class B common stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of common stock in that calendar year. Furthermore, there are no agreements which restrict the payment of dividends by subsidiaries to the Company, except for the indentures with respect to the Greystone Homes, Inc. Notes (see Note 9).

15.    FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at November 30, 1998 and 1997, using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The table excludes cash and cash equivalents, receivables and accounts payable, which had fair values approximating their carrying values.

                                                                                        NOVEMBER 30,
----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                          1998                                    1997
----------------------------------------------------------------------------------------------------------------------------------
                                                            CARRYING               FAIR            CARRYING                FAIR
                                                             AMOUNT               VALUE             AMOUNT                 VALUE
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
FINANCIAL SERVICES:
  Mortgage loans held for sale or disposition, net          $214,954              219,395            106,020               107,617
  Mortgage loans, net                                         21,370               21,100             19,600                19,773
  Investments held-to-maturity                                 5,240                5,297                --                    --

LIMITED-PURPOSE FINANCE SUBSIDIARIES:
  Collateral for bonds and notes payable                    $ 34,892               38,221             47,456                50,715

LIABILITIES
HOMEBUILDING:
  Mortgage notes and other debts payable                    $530,630              511,019            527,303               527,303

FINANCIAL SERVICES:
  Notes and other debts payable                             $233,316              233,188             86,936                86,936

LIMITED-PURPOSE FINANCE SUBSIDIARIES:
  Bonds and notes payable                                   $ 34,892               35,591             47,456                47,886

OFF-BALANCE SHEET FINANCIAL
   INSTRUMENTS
HOMEBUILDING:
  Interest rate swap agreements                             $    --                (6,423)                --                  (139)
  Interest rate hedge agreement                                  --               (15,578)                --                    --

FINANCIAL SERVICES:
  Commitments to originate loans                            $    --                    18                 --                   (42)
  Forward commitments to sell loans                              --                  (539)                --                  (103)

     The following methods and assumptions are used by the Company in estimating fair values:

     Mortgages notes and other debts payable: The fair value of fixed rate borrowings is based on discounting future cash flows using the Company's incremental borrowing rate. Variable rate borrowings are tied to market indices and thereby approximate fair value.

     Financial services assets, liabilities and off-balance sheet financial instruments: The fair values are based on quoted market prices, if available. The fair values for instruments which do not have quoted market prices are estimated by the Company on the basis of discounted cash flows or other financial information.

     Interest rate swap and hedge agreements: The fair value is based on dealer quotes and generally represents an estimate of the amount the Company would pay to terminate the agreement at the reporting date.

     During 1997, proceeds from the sale of available-for-sale securities amounted to $122.5 million and resulted in gross realized gains of $2.9 million. During 1996, proceeds from the sale of available-for-sale securities amounted to $18.1 million and resulted in gross realized gains of $1.7 million. In 1997 and 1996, available-for-sale securities were held by the commercial real estate investment and management business, which was spun-off in 1997.

     The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. The Company designates interest rate swaps as hedges of specific debt instruments and recognizes interest differentials as adjustments to interest expense as the differentials occur. Counterparties to these agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated. A majority of the Company's variable rate borrowings are based on the London Interbank Offering Rate ("LIBOR") index. At November 30, 1998, Lennar had three interest rate swap agreements outstanding with a total notional amount of $200 million, which will mature in 2002. These agreements fixed the LIBOR index at approximately 6.1%. The effect of the interest rate swap agreements on interest incurred and on the average cost of borrowing was an increase of $0.8 million and 0.11%, $0.8 million and 0.17% and $1.5 million and 0.18% for the years ended November 30, 1998, 1997 and 1996, respectively. During 1998, the Company entered into a contract to hedge the interest rate risk associated with an anticipated offering of $200 million of 10-year notes. The contract fixes the yield on the 10-year U.S. Treasury Note (which will be used as a basis for determining the interest rate on the Company's offering of notes) at 5.8%. The Company expects to issue the notes in 1999. Any amounts paid to or received from the counterparty to this agreement at the time the notes are issued will be recognized as an adjustment to interest over the life of the notes.

     As of November 30, 1998, the Financial Services Division's pipeline of loans in process totaled approximately $46.6 million. There is no exposure to credit risk in this type of commitment until the loans are funded. However, the Division uses the same credit policies in the approval of the commitments as are applied to all lending activities. Since a portion of these commitments is expected to expire without being exercised by the borrower, the total commitments do not necessarily represent future cash requirements. There is no exposure to market risk until a rate commitment is extended by the Company to a borrower. Loans in the pipeline of loans in process for which interest rates were committed to the borrower totaled approximately $35.4 million as of November 30, 1998. Substantially all of these commitments are for periods of 30 days or less.

     Mandatory mortgage-backed securities ("MBS") forward commitments are used by the Company to hedge its interest rate exposure during the period from when the Company extends an interest rate lock to a loan applicant until the time at which the loan is sold to an investor. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is managed by the Company by entering into agreements with investment bankers with primary dealer status and with permanent investors meeting the credit standards of the Company. At any time, the risk to the Company, in the event of default by the purchaser, is the difference between the contract price and current market value. At November 30, 1998, the Company had open commitments amounting to $187.8 million to sell MBS with varying settlement dates through February 1999. The mortgage loan inventory and pipeline will be used to form the MBS that will fill the forward delivery contracts.

16.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company and certain subsidiaries are parties to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

     The Company is subject to the usual obligations associated with entering into contracts for the purchase (including option contracts), development, and sale of real estate in the routine conduct of its business. Option contracts for the purchase of land permit the Company to acquire portions of properties when it is ready to build homes on them. The use of option contracts allows the Company to manage the financial risk of adverse market conditions associated with longer-term land holdings.

     The Company has entered into agreements to lease certain office facilities and equipment under operating leases. Future minimum payments under the noncancelable leases are as follows: 1999 - $16.1 million; 2000 - $13.1 million; 2001 - $9.7 million; 2002 - $6.9 million; 2003 - $3.8 million and thereafter - $5.7 million. Rental expense for the years ended November 30, 1998, 1997 and 1996 was $14.3 million, $2.5 million and $2.0 million, respectively.

     The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $81.4 million at November 30, 1998. The Company also had outstanding performance and surety bonds with estimated costs to complete of $174.4 million related principally to its obligations for site improvements at various projects at November 30, 1998. The Company does not believe that any such bonds are likely to be drawn upon.

17.  SUPPLEMENTAL INFORMATION ON GREYSTONE HOMES, INC.

     Summarized financial information for Greystone Homes, Inc. is presented below.

                                           SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                                             NOVEMBER 30,
     (IN THOUSANDS)                                                                     1998              1997
     -----------------------------------------------------------------------------------------------------------
     ASSETS:
     Cash and cash equivalents                                                        $ 17,038             5,565
     Inventories                                                                       452,742           330,568
     Goodwill, net                                                                      43,322            45,612
     Other assets                                                                       36,280            42,521
                                                                                      --------------------------
                                                                                      $549,382           424,266
                                                                                      ==========================
     LIABILITIES AND STOCKHOLDER'S EQUITY:
     Accounts payable and other liabilities                                           $ 74,966            47,460
     Intercompany payable to Lennar Corporation                                         90,164            19,600
     Notes payable                                                                       2,458             4,160
     Senior unsecured notes payable                                                    133,812           137,812
                                                                                      --------------------------
       Total liabilities                                                               301,400           209,032
     Stockholder's equity                                                              247,982           215,234
                                                                                      --------------------------
                                                                                      $549,382           424,266
                                                                                      ==========================
                                           SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                      PRO FORMA
                                                                                            -------------------------------
                                                        YEAR ENDED NOVEMBER 30,                 YEARS ENDED NOVEMBER 30,
 (IN THOUSANDS)                                                 1998                         1997                     1996
 --------------------------------------------------------------------------------------------------------------------------
 Homebuilding revenues                                        $669,077                      577,729                 421,708
 Cost of homes sold                                            516,571                      456,829                 329,067
                                                              -------------------------------------------------------------
   Gross margin                                                152,506                      120,900                  92,641
 Selling, general and administrative expenses                   81,484                       57,901                  44,976
 Interest and other, net                                        16,442                       14,005                  12,905
                                                              -------------------------------------------------------------
   Pretax earnings                                              54,580                       48,994                  34,760
 Provision for income taxes                                     21,832                       20,498                  14,804
                                                              -------------------------------------------------------------
   Net earnings                                               $ 32,748                       28,496                  19,956
                                                              =============================================================

     The pro forma consolidated statements of earnings reflect all purchase accounting adjustments related to the merger between the Company and Greystone. The primary purchase accounting adjustment was an increase to cost of homes sold of $6.8 million to reflect the inventories of Greystone Homes, Inc. at estimated fair value. Greystone Homes, Inc. is a wholly-owned subsidiary of the Company and is the obligor on the Notes (see Note 9). The Notes are fully and unconditionally guaranteed by the Company. Separate financial statements and other related disclosures for Greystone Homes, Inc. are not presented, as the Company's management does not consider the information material to investors.

18.  QUARTERLY DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)              FIRST            SECOND          THIRD           FOURTH
-------------------------------------------------------------------------------------------------------------
1998

Revenues                                            $440,712          532,106         620,935         823,112
Earnings before income taxes                        $ 27,005           42,677          58,441         111,991
Net earnings                                        $ 16,203           25,606          35,065          67,194
Earnings per share:
     Basic                                          $   0.30             0.48            0.61            1.16
     Diluted                                        $   0.30             0.47            0.59            1.06
                                                    =========================================================
1997

Revenues                                            $232,455          271,924         332,620         466,083
Earnings from continuing operations
    before income taxes                             $ 16,082           20,866          32,634          16,145
Earnings from discontinued operations               $  9,617            9,276           8,374           6,559
Net earnings                                        $ 19,427           22,004          28,281          14,719
Basic earnings per share:
     Continuing operations                          $   0.27             0.35            0.55            0.19
     Discontinued operations                            0.27             0.26            0.23            0.16
                                                    ---------------------------------------------------------
                                                    $   0.54             0.61            0.78            0.35
                                                    =========================================================
Diluted earnings per share:
     Continuing operations                          $   0.27             0.35            0.55            0.19
     Discontinued operations                            0.27             0.26            0.23            0.16
                                                    ---------------------------------------------------------
                                                    $   0.54             0.61            0.78            0.35
                                                    =========================================================

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

     The following pro forma information for 1997 and 1996 is presented to report results on a more comparable basis to 1998. Results for 1997 and 1996 have been adjusted to give pro forma effect to these transactions as if such transactions had been completed as of the beginning of each period for which pro forma consolidated operating data is presented. The pro forma results for Lennar were derived from the 12 months ended November 30 and the pro forma results for Greystone were derived from the 12 months ended December 31. The following pro forma financial information does not purport to be indicative of the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated:

                                                                                                        PRO FORMA
                                                                                         --------------------------------------
  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                           1998                    1997                        1996
  -----------------------------------------------------------------------------------------------------------------------------
  REVENUES:
    Homebuilding                                                 $2,204,428                 1,692,083                1,354,568
    Financial services                                              208,543                    52,305                   44,218
    Limited-purpose finance subsidiaries                              3,894                     5,143                    6,436
                                                                 -------------------------------------------------------------
         Total revenues                                          $2,416,865                 1,749,531                1,405,222
                                                                 -------------------------------------------------------------
  OPERATING EARNINGS:
    Homebuilding                                                 $  283,369                   172,141                  142,988
    Financial services                                               33,335                    11,642                    6,470
    Limited-purpose finance subsidiaries                                --                         13                       (3)
                                                                 -------------------------------------------------------------
         Total operating earnings                                   316,704                   183,796                  149,455
                                                                 -------------------------------------------------------------

  Corporate general and administrative expenses                      28,962                    23,212                   18,894
  Interest expense                                                   47,628                    30,657                   29,440
                                                                 -------------------------------------------------------------
  EARNINGS BEFORE INCOME TAXES                                      240,114                   129,927                  101,121

  Provision for income taxes                                         96,046                    52,646                   41,348
                                                                 -------------------------------------------------------------

  NET EARNINGS                                                   $  144,068                    77,281                   59,773
                                                                 -------------------------------------------------------------

  BASIC EARNINGS PER SHARE                                       $     2.59                      1.46                     1.13
                                                                 =============================================================

  DILUTED EARNINGS PER SHARE                                     $     2.49                      1.44                     1.12
                                                                 =============================================================

SHAREHOLDER INFORMATION

LENNAR CORPORATION AND SUBSIDIARIES

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at 10:00 a.m. on April 6, 1999 at the Doral Park Golf and Country Club,
5001 N.W. 104th Avenue
Miami, Florida 33178

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

COMPARATIVE COMMON STOCK DATA

=======================================================================================================
                    COMMON STOCK PRICES                             CASH DIVIDENDS
                  NEW YORK STOCK EXCHANGE                             PER SHARE
-------------------------------------------------------------------------------------------------------
FISCAL               HIGH/LOW PRICE                  COMMON STOCK                    CLASS B
QUARTER          1998             1997            1998           1997           1998          1997
-------------------------------------------------------------------------------------------------------
First       $28.75 - 19.00   27.75 - 25.00*   1 1/4 /cents/   2 1/2 /cents/   1 1/8 /cents/   2 1/4 /cents/
Second       36.19 - 24.19   27.50 - 24.00*   1 1/4 /cents/   2 1/2 /cents/   1 1/8 /cents/   2 1/4 /cents/
Third        34.38 - 18.13   37.63 - 26.00*   1 1/4 /cents/   2 1/2 /cents/   1 1/8 /cents/   2 1/4 /cents/
Fourth       24.38 - 14.88   44.81 - 15.81*   1 1/4 /cents/   1 1/4 /cents/   1 1/8 /cents/   1 1/8 /cents/
=======================================================================================================

* Market prices prior to November 1, 1997 are reflective of the stock value prior to the spin-off of the commercial real estate investment and management business.

As of November 30, 1998, there were approximately 800 holders of record of the Company's common stock.